SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               Nox

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements
as of December 31, 2012 and for the six-month periods
ended December 31, 2012 and 2011

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.
Legal address: Bolívar 108, 1st floor, Buenos Aires, Argentina.
Company activity: Real estate investment and development.
Fiscal year No.: 70, beginning on July 1, 2012.
Date of registration of the By-laws in the Public Registry of Commerce: June 23, 1943.
Date of registration of last amendment of the by-laws in the Public Registry of Commerce: February 12, 2008.
Registration number with the Superintendence: 213,036.
Expiration of the Company’s by-laws: April 5, 2043.
Common Stock subscribed, issued and paid up 578,676,460

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (Cresud S.A.C.I.F. y A.)
Legal Address: Moreno 877, 23rd. floor, Buenos Aires, Argentina.
Main activity: Agricultural, livestock, and real estate.
Percentage of votes of the Parent Company on the equity: 64.50%.
Interest of the Parent Company on the capital stock: 373,267,973 common shares.

Type of stock	CAPITAL STATUS
	Authorized for Public Offer of Shares (*)	Subscribed, Issued and Paid up (In thousands of Pesos)
Common stock with a face value of Ps.1 per share and entitled to 1 vote each	578,676,460	578,676

(*) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Financial Position
as of December 31, 2012 and June 30, 2012 and July 1st, 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	12.31.2012	06.30.2012	07.01.2011
ASSETS
Non- Current Assets
Investment properties, net	9	3,942,882	3,275,226	3,340,081
Property, plant and equipment, net	10	216,104	228,033	235,245
Trading properties	11	180,494	167,109	155,876
Intangible assets, net	12	75,212	29,389	31,900
Investments in associates and joint ventures	7,8	1,395,007	1,445,815	1,373,215
Deferred income tax assets	22	46,794	34,255	17,903
Trade and other receivables, net	14	226,518	196,372	165,009
Investments in financial assets	15	577,272	655,660	432,676
Derivative financial instruments	16	20,192	18,434	60,442
Total Non-Current Assets		6,680,475	6,050,293	5,812,347
Current Assets
Trading properties	11	7,172	9,714	26,115
Inventories	13	16,139	15,659	6,820
Trade and other receivables, net	14	544,395	475,877	419,995
Investments in financial assets	15	274,664	78,909	65,076
Cash and cash equivalents	17	366,037	259,169	301,559
Total Current Assets		1,208,407	839,328	819,565
TOTAL ASSETS		7,888,882	6,889,621	6,631,912

SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		578,676	578,676	578,676
Inflation adjustment of share capital		123,329	274,387	274,387
Share premium		793,123	793,123	793,123
Acquisition of additional interest in subsidiaries		(16,856)	(15,714)	-
Cumulative translation adjustment		25,008	14,502	-
Reserve for share-based compensation	30	5,646	2,595	-
Legal reserve		85,140	71,136	57,031
Other reserves		492,441	419,783	391,262
Retained earnings		619,622	510,853	656,525
Total capital and reserves attributable to equity holders of the parent		2,706,129	2,649,341	2,751,004
Non-controlling interest		465,233	390,428	331,609
TOTAL SHAREHOLDERS' EQUITY		3,171,362	3,039,769	3,082,613

LIABILITIES
Non-Current Liabilities
Trade and other payables	18	183,301	166,656	149,355
Borrowings	21	2,579,083	2,048,397	1,725,272
Deferred income tax liabilities	22	417,377	411,232	485,032
Provisions	20	28,735	17,823	12,881
Total Non-Current Liabilities		3,208,496	2,644,108	2,372,540
Current Liabilities
Trade and other payables	18	613,462	500,926	414,186
Income tax liabilities		81,367	104,869	57,791
Salaries and social security liabilities	19	37,161	39,607	34,089
Borrowings	21	764,909	557,896	667,587
Provisions	20	12,125	2,446	3,106
Total Current Liabilities		1,509,024	1,205,744	1,176,759
TOTAL LIABILITIES		4,717,520	3,849,852	3,549,299
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		7,888,882	6,889,621	6,631,912

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Income
 for the six and three-month periods beginning on July 1st and October 1st, 2012 and 2011 and ended December 31, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

		Six months		Three months
	Note	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Revenues	24	1,086,041	912,919	599,730	481,288
Costs	25	(540,717)	(440,436)	(297,575)	(236,834)
Gross Profit		545,324	472,483	302,155	244,454
Gain from disposal of investment properties	9	55,959	24,727	24,890	24,727
General and administrative expenses	26	(108,986)	(81,984)	(65,453)	(48,519)
Selling expenses	26	(48,532)	(34,494)	(24,895)	(17,902)
Other operating results, net	28	115,109	(8,461)	124,235	(4,474)
Profit from operations		558,874	372,271	360,932	198,286
Share of profit /(loss) of associates and joint ventures	7,8	14,384	16,224	(2,312)	33,500
Profit before financial results and income tax		573,258	388,495	358,620	231,786
Finance income	29	121,586	50,033	51,952	33,947
Finance cost	29	(378,881)	(305,660)	(181,044)	(5,680)
Financial results, net	29	(257,295)	(255,627)	(129,092)	28,267
Profit before income tax		315,963	132,868	229,528	260,053
Income tax	22	(70,084)	(53,484)	(34,459)	(32,807)
Profit for the period		245,879	79,384	195,069	227,246

Attributable to:
Equity holders of the parent		223,782	81,551	182,640	193,580
Non-controlling interest		22,097	(2,167)	12,429	33,666

Profit per share attributable to equity holders of the parent during the period:
Basic		0.387	0.141	0.316	0.335
Diluted		0.387	0.141	0.316	0.335

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
for the six and three-month periods beginning on July 1st and October 1st, 2012 and 2011 and ended December 31, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Six months		Three months
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Profit for the period	245,879	79,384	195,069	227,246
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	23,733	8,881	13,015	4,095
Other comprehensive income for the period, net of tax (i)	23,733	8,881	13,015	4,095
Total comprehensive income for the period	269,612	88,265	208,084	231,341

Attributable to:
Equity holders of the parent	247,203	90,335	195,571	197,626
Non-controlling interest	22,409	(2,070)	12,513	33,715

(i)       Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share Premium	Acquisition of additional interest in subsidiaries	Cumulative translation adjustment	Reserve for share-based compensation	Legal reserve	Other reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholders' equity
Balance at July 1st, 2012	578,676	274,387	793,123	(15,714)	14,502	2,595	71,136	419,783	510,853	2,649,341	390,428	3,039,769
Profit for the period	-	-	-	-	-	-	-	-	223,782	223,782	22,097	245,879
Others comprehensive income for the period	-	-	-	-	23,421	-	-	-	-	23,421	312	23,733
Total comprehensive income for the period	-	-	-	-	23,421	-	-	-	223,782	247,203	22,409	269,612
Appropriation of retained earnings approved by Shareholders’ meeting held 10.31.12	-	-	-	-	-	-	14,004	72,658	(86,662)	-	-	-
Reclassification of the deferred tax liability – Approved by Shareholders meeting held 10.31.12	-	(151,058)	-	-	-	-	-	-	151,058	-	-	-
Dividends distribution – approved by Shareholders meeting held 10.31.12	-	-	-	-	-	-	-	-	(180,000)	(180,000)	(15,690)	(195,690)
Acquisition of subsidiary (Note 3)	-	-	-	-	-	-	-	-	-	-	102,723	102,723
Cumulative translation adjustment for interest held before business combination (Note 3)	-	-	-	-	(12,915)	-	-	-	-	(12,915)	-	(12,915)
Distribution of share capital	-	-	-	-	-	-	-	-	-	-	(39,572)	(39,572)
Reserve for share-based compensation	-	-	-	-	-	3,051	-	-	-	3,051	110	3,161
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	4,790	4,790
Acquisition of non-controlling interest	-	-	-	(1,142)	-	-	-	-	-	(1,142)	-	(1,142)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	591	591	35	626
Balance as of December 31, 2012	578,676	123,329	793,123	(16,856)	25,008	5,646	85,140	492,441	619,622	2,706,129	465,233	3,171,362

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Acquisition of additional interest in subsidiaries	Cumulative translation adjustment	Reserve for share-based compensation	Legal reserve	Other reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholders´ equity
Balance at July 1st, 2011	578,676	274,387	793,123	-	-	-	57,031	391,262	656,525	2,751,004	331,609	3,082,613
Profit for the period	-	-	-	-	-	-	-	-	81,551	81,551	(2,167)	79,384
Other comprehensive income for the period	-	-	-	-	8,784	-	-	-	-	8,784	97	8,881
Total comprehensive income for the period	-	-	-	-	8,784	-	-	-	81,551	90,335	(2,070)	88,265
Appropriation of retained earnings approved by Shareholders meeting held 10.31.11	-	-	-	-	-	-	14,105	56,421	(70,526)	-	-	-
Dividends distribution – Approved by Shareholders meeting held 10.31.11	-	-	-	-	-	-	-	-	(211,575)	(211,575)	-	(211,575)
Dividends paid to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(7,186)	(7,186)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	3,640	3,640	169	3,809
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	1,077	1,077
Acquisition of non-controlling interest	-	-	-	(15,311)	-	-	-	-	-	(15,311)	(92)	(15,403)
Reserve for share-based compensation	-	-	-	-	-	2,312	-	-		2,312	84	2,396
Balance as of December 31, 2011	578,676	274,387	793,123	(15,311)	8,784	2,312	71,136	447,683	459,615	2,620,405	323,591	2,943,996

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the six-month periods ended December 31, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	12.31.2012	12.31.2011
Cash flows from operating activities:
Cash generated by operations	17	489,558	341,466
Income tax paid		(121,587)	(8,931)
Net cash generated by operating activities:		367,971	332,535
Cash Flows generated by investing activities:
Capital contributions in associates and joint ventures	7,8	(22,360)	-
Purchases of associates and joint ventures	3	(32,000)	(22,153)
Purchases of investment properties, net	9	(87,757)	(32,341)
Proceeds from sale of investment properties, net	9	81,731	31,078
Purchases of property, plant and equipment, net	10	(7,085)	(9,187)
Purchases of intangible assets, net	12	(301)	(2,237)
Purchases of investments in financial assets		(146,707)	(2,372)
Proceeds from sale of investments in financial assets		99,150	-
Advanced payments for purchases of investment properties and property, plant and equipment, net		(9,750)	(6,994)
Acquisition of subsidiaries, net of cash acquired	3	(117,874)	-
Interest received		5,922	-
Loans granted to associates and joint ventures		(131)	(10,684)
Dividends received		41,918	2,669
Proceeds from sale of property, plant and equipment, net		-	512
Net cash used in investing activities		(195,244)	(51,709)
Cash Flows generated by financing activities:
Proceeds from borrowings		388,717	95,812
Repayments of borrowings		(133,497)	(22,704)
Payment of seller financing		(4,797)	(12,524)
Acquisition of non-controlling interest in subsidiaries		(1,142)	(8,150)
Dividends paid		(171,545)	(219,049)
Capital contribution of non-controlling interest		4,790	6,299
Interest paid		(148,042)	(116,993)
Payment for acquisition of non-controlling interest		(3,584)	-
Capital reduction of subsidiaries		(39,572)	-
Loans from associates and joint ventures		48,431	-
Reimbursement of dividends		-	6,937
Net cash used in financing activities		(60,241)	(270,372)
Net increase in cash and cash equivalents		112,486	10,454
Cash and cash equivalents at beginning of period	17	259,169	301,559
Foreign exchange (loss)/ gain on cash and cash equivalents		(5,618)	2,764
Cash and cash equivalents at end of period		366,037	314,777
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	The Group’s business and general information

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or “the Company”) was founded in 1943 and is engaged in a diversified range of real estate activities in Argentina since 1991.

 IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”.

As of December 31, 2012, the Group operates in six business segments. See Note 5 for a description of the Group’s segments.

Group’s real estate business operations are conducted primarily through IRSA and IRSA’s principal subsidiary, Alto Palermo S.A. (“APSA”). Through APSA, the Group primarily owns, manages and develops shopping centers across Argentina. The Group primarily owns, manages and develops a portfolio of office and other rental properties in Buenos Aires, and it entered the US real estate market in 2009, mainly through the acquisition of non-controlling interests in office buildings and hotels (see Note 3). Through IRSA or APSA, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these consolidated financial statements to denote investment, development and/or trading properties activities.

The activities of the Group’s segment “Financial operations and others” is carried out mainly through Banco Hipotecario S.A. (“BHSA”), where IRSA has a 29.77% interest (without considering treasury shares). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the Buenos Aires Stock Exchange (“BASE”). Besides that, the Group has a 43.55% interest in Tarshop S.A (“Tarshop”) which main activities are credit card and loan origination transactions.

IRSA’s shares are listed and traded on both the BASE and the New York Stock Exchange (“NYSE”). APSA’s shares are listed and traded on both the BASE and the National Association of Securities Dealers Automated Quotation (“NASDAQ”).

Cresud is the ultimate parent company and is a corporation incorporated and domiciled in Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Consolidated Financial Statements have been approved for issuance by the Board of Directors on February 18, 2013.

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”)

2.1	Basis of preparation and transition to IFRS

The National Securities Commission, (“CNV”, as per its Spanish acronym), through General Resolutions No. 562/9 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences (as per its Spanish acronym “FACPCE”), which adopt the International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”), for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

The Group is required to adopt IFRS as from the fiscal year beginning July 1, 2012. Consequently, the Group’s transition date for the adoption of IFRS is July 1st, 2011.

The Unaudited Condensed Interim Consolidated Financial Statements of the Group for the six-month periods ended December 31, 2012 and 2011 have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” and IFRS 1. The Unaudited Condensed Interim Consolidated Financial Statements have been prepared in accordance with the accounting policies that the Group expects to adopt in its first annual consolidated financial statements as of June 30, 2013 in accordance with IFRS. The accounting policies are based on IFRS issued by the IASB and the interpretations issued by the IFRS Interpretation Committee (“IFRIC”) that the Group expects to become applicable on such date.

The consolidated financial statements of the Group were prepared in accordance with the Argentine accounting standards (“Argentine GAAP”) in force, which differ from IFRS in some significant aspects. To prepare these Unaudited Condensed Interim Consolidated Financial Statements, the Management of the Company has modified certain valuation and presentation accounting policies that were previously applied under Argentine GAAP in order to comply with the IFRS.

Comparative figures and figures as of the transition date (July 1st, 2011) have been modified to reflect such adjustments. The notes below include a reconciliation of shareholders’ equity figures of consolidated financial statements prepared in accordance with the Argentine GAAP on the transition date (July 1st, 2011), on the adoption date (June 30, 2012) and on the closing date of the comparative period (December 31, 2011) and the statements of income and other comprehensive income figures for the fiscal year ended June 30, 2012 and for the six and three-month periods ended December 31, 2011, and those presented in accordance with the IFRS in these condensed consolidated interim financial statements, as well as the effects of the adjustments to cash flows.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the annual financial statements of the Group as of June 30, 2012 prepared in accordance with Argentine GAAP and with the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2012, which include an Exhibit ("Exhibit I") which presents additional information as of June 30, 2012 and July 1st, 2011 under IFRS which is considered necessary to understand these condensed interim consolidated financial statements. The figures corresponding to the unaudited statement of financial position, the statement of income, the statement of changes in shareholders’ equity, and the statement of cash flows under IFRS for the fiscal year ended June 30, 2012, and the figures of the statement of financial position as of July 1st, 2011 are detailed in Note 2.3 to these Unaudited Condensed Interim Consolidated Financial Statements. The Unaudited Condensed Interim Consolidated Financial Statements are presented in Argentine Pesos.

Unaudited Condensed Interim Consolidated Financial Statements corresponding to the six and three-month periods ended December 31, 2012 and 2011 have not been audited. The management believes they include all necessary adjustments to fairly present the results of each period. The Company’s six-month periods ended December 31, 2012 and 2011 results do not necessarily reflect the proportion of the Group’s full-year results.

The format of the primary financial statements under Argentine GAAP is governed by Technical Resolutions 8 and 9 of the Argentine Federation of Professional Councils of Economic Science (as per its Spanish acronym “FACPCE”) and Resolutions of the CNV. IAS 1 “Presentation of Financial Statements” requires certain disclosures to be made on the face of the primary statements and other required disclosures may be made in the notes or on the face of the financial statements, unless another standard specifies otherwise. The transition to IFRS has resulted in the Group changing the format of its statement of income, statement of financial position and statement of cash flows, as well as the disclosure of certain line items not prescribed by Argentine GAAP.

2.2	Initial elections upon adoption of IFRS

IFRS exemption options

As a general rule, the Group is required to establish its IFRS accounting policies for the year ended June 30, 2013 and apply these retrospectively. However, advantage has been taken of certain exemptions afforded by IFRS 1 as further described below:

Exemption for business combinations

IFRS 1 provides the option to apply IFRS 3, “Business combinations”, prospectively from the transition date or from a specific date prior to the transition date. This provides relief from full retrospective application that would require restatement of all business combinations prior to the transition date. The Group elected to apply IFRS 3 prospectively to business combinations occurring after its transition date. Business combinations occurring prior to the transition date have not been restated.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

The business combination exemption applies equally to acquisitions of investments in associates or joint ventures. The Group elected not to restate the acquisitions of investments in associates or joint ventures prior to transition date.

Exemption for deemed cost

IFRS 1 allows previous GAAP revaluations to be used as deemed cost under IFRS if those valuations were, at the time of the valuation, equivalent to fair value or depreciated cost adjusted to reflect changes in a price index. The Group elected to measure certain items of property, plant and equipment and investment properties at price-adjusted historical values as of July 1st, 2011.

In addition, IFRS 1 allows the carrying values of the assets and liabilities immediately following a business combination to be deemed cost for any cost-based measurement going forward from the date of the combination. The Group adopted a cost-based policy for all of its assets. As such, the Group used the previous fair values recognized in past business combinations (not restated as per the business combination exemption above) for certain items of investment properties and property, plant and equipment (primarily shopping centers, office buildings and hotels) as deemed cost at the date of transition. All depreciation methods were already in compliance with those required by IAS 16, “Property, plant and equipment”.

Exemption for accumulated exchange differences

The IFRS 1 allows accumulated exchange differences to be reset to zero on the transition date, thus avoiding the determination of accumulated exchange differences pursuant to IAS 21 “Effects of changes in foreign exchange rates” from the moment a subsidiary or associate was created or acquired. The Group chose to reset all accumulated exchange differences to zero on the transition date.

Exemption for compound financial instruments

IFRS 1 provides that if the liability component of a financial instrument is no longer outstanding at the date of transition to IFRS, first-time adopters do not have to separate it from the equity component. The Group elected not to restate convertible debt instruments that were not outstanding at the date of transition.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Exemption for borrowing costs

IFRS 1 has been amended to permit first-time adopters not to restate borrowing costs capitalized at transition date under previous GAAP. The Group elected to apply the provisions of IAS 23 “Borrowing costs” prospectively from the date of transition.

Exemption for assets and liabilities of subsidiaries

In accordance with IFRS 1, if a parent company adopts IFRS subsequent to its subsidiary, associate or joint venture adopting IFRS, the assets and liabilities of the subsidiary, associate or joint venture are to be included in the consolidated financial statements at the same carrying amounts as in the financial statements of the subsidiary, associate or joint venture, adjusted to reflect changes for the Group’s accounting policies upon consolidation, as applicable. The Group’s associates, Tarshop S.A. and Banco Hipotecario S.A., adopted IFRS in December 31, 2011.

The group has not used other optional exemptions of IFRS 1.

IFRS mandatory exceptions

Set out below are the applicable mandatory exceptions in IFRS 1 applied in the conversion from Argentine GAAP to IFRS.

Exception for estimates

IFRS estimates as of July 1st, 2011 are consistent with the estimates as at the same date made in conformity with Argentine GAAP. Therefore the estimates made by the Group under previous GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

Exception for non-controlling interests

IFRS 1 establishes that an entity must apply the requirements IFRS 10 “Consolidated financial statements” for accounting for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control prospectively. Under Argentine GAAP, the Group accounted for acquisitions of non-controlling interests that did not result in change of control as business combinations. Furthermore, under Argentine GAAP, the Group accounted for disposals of non-controlling interests based on its carrying value at the date of disposal, recognizing any difference between the carrying value of the non-controlling interest and the consideration received in the statement of income. The Group did not restate these acquisitions prior to transition date.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS 1 establishes that an entity must apply the requirements of IFRS 10 for accounting for a loss of control over a subsidiary prospectively. Under Argentine GAAP, the Group recognized any non-controlling equity investment retained under the equity method at the date control was lost.

The other compulsory exceptions of IFRS 1 have not been applied, as these are not relevant to the Group.

2.3	Reconciliations of Argentine GAAP to IFRS

In accordance with the requirements of Technical Resolution No. 26 and 29 of the FACPCE, set out below are the reconciliations of shareholders’ equity from Argentine GAAP to IFRS as of June 30, 2012, as of December 31, 2011 and July 1st, 2011, the reconciliations of income and comprehensive income for the year ended June 30, 2012 and for the six and three-month periods ended December 31, 2011, and the reconciliations of cash flows for the year ended June 30, 2012 and for the six month period ended December 31, 2011. The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Group for the financial statements as of and for the year ended June 30, 2013. The items and amounts in the reconciliations included below are subject to change and should only be deemed final when the annual financial statements prepared under IFRS for the first time are issued.

The items and amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the year ended June 30, 2013, applicable standards are different.

The first reconciliation provides an overview of the impact on equity of the transition as of July 1st, 2011, as of December 31, 2011 and June 30, 2012 (Note 2.3.1). The second reconciliation provides details of the impact on income for the six and three-month periods ended December 31, 2011 and for the year ended June 30, 2012 (Note 2.3.1). The third reconciliation provides details of the impact on other comprehensive income for the six and three-month periods ended December 31, 2011 and for the year ended June 30, 2012 (Note 2.3.1). The following reconciliations provide details of the impact of the transition on:

•	Statement of financial position as of July 1st, 2011 (Note 2.3.2)
•	Statement of financial position as of December 31, 2011 (Note 2.3.3)
•	Statement of financial position as of June 30, 2012 (Note 2.3.4)
•	Statement of income for the six-month period ended December 31, 2011 (Note 2.3.5)
•	Statement of income for the three-month period ended December 31, 2011 (Note 2.3.6)

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

•	Statement of income for the fiscal year ended June 30, 2012 (Note 2.3.7)
•	Statement of comprehensive income for the six-month period ended December 31, 2011 (Note 2.3.8)
•	Statement of comprehensive income for the three-month period ended December 31, 2011 (Note 2.3.9)
•	Statement of comprehensive income for the fiscal year ended June 30, 2012 (Note 2.3.10)
•	Statement of cash flows for the six-month period ended December 31, 2011 and for the fiscal year ended June 30, 2012 (Note 2.3.11)

2.3.1.           Summary of equity

		07.01.11	12.31.11	06.30.12
Total shareholders’ equity under Argentine GAAP attributable to IRSA		2,313,687	2,269,307	2,335,279
Revenue recognition – “scheduled rent increases”	(B)	51,991	65,235	78,479
Revenue recognition – “letting fees”	(C)	(35,447)	(39,524)	(44,446)
Trading property	(D)	(29,315)	(20,839)	(18,946)
Pre-operating and organization expenses	(E)	(22,002)	(20,160)	(22,083)
Goodwill	(F,G)	425,839	414,935	406,526
Non-current investments – financial assets	(H)	151,411	113,671	138,204
Initial direct costs on operating leases	(I)	698	891	946
Tenant deposits	(J)	114	217	329
Impairment of financial assets	(K)	(2,088)	(2,325)	(519)
Present value accounting – tax credits	(L)	11,231	9,398	5,917
Investment properties	(M)	-	(16,595)	-
Investments in associates	(N)	(56,224)	(93,095)	(152,163)
Investments in joint ventures	(O)	(16,716)	(14,320)	(11,219)
Acquisition of non-controlling interest	(P)	-	(14,774)	(15,178)
Amortization of borrowing costs	(Q)	110	682	123
Deferred income tax	(S)	(15,748)	(12,684)	(24,409)
Non-controlling interest on adjustments above	(T)	(26,537)	(19,615)	(27,499)
Subtotal shareholders’ equity under IFRS attributable to IRSA		2,751,004	2,620,405	2,649,341
Non-controlling interest		331,609	323,591	390,428
Total shareholders’ equity under IFRS		3,082,613	2,943,996	3,039,769

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.1.           Summary of profit

		Six months		Three months
		12.31.11	06.30.12	12.31.11
Profit under Argentine GAAP attributable to IRSA		141,184	280,081	131,094
Revenue recognition – “scheduled rent increases”	(B)	13,244	26,488	6,622
Revenue recognition – “letting fees”	(C)	(4,077)	(8,999)	(1,386)
Trading properties	(D)	8,476	10,369	(12,902)
Pre-operating and organization expenses	(E)	1,842	(81)	70
Goodwill	(F,G)	(10,835)	(19,398)	(5,710)
Non-current investments – financial assets	(H)	(37,740)	(13,207)	93,957
Initial direct costs on operating leases	(I)	193	248	52
Tenant deposits	(J)	103	215	54
Impairment of financial assets	(K)	(237)	1,569	(166)
Present value accounting – tax credits	(L)	(1,833)	(5,314)	1,461
Investment properties	(M)	(16,595)	-	(8,500)
Investments in associates	(N)	(34,857)	(89,857)	(8,850)
Investments in joint ventures	(O)	2,434	5,497	2,526
Acquisition of non-controlling interest	(P)	1,400	1,245	1,400
Amortization of borrowing costs	(Q)	571	13	501
Currency translation adjustment	(R)	12,701	32,518	9,169
Deferred income tax	(S)	2,600	(9,206)	6,112
Non-controlling interest on adjustments above	(T)	2,977	(8,290)	(21,924)
Profit under IFRS attributable to IRSA		81,551	203,891	193,580
Non-controlling interest		(2,167)	20,785	33,666
Profit under IFRS		79,384	224,676	227,246

2.3.1.           Summary of other comprehensive income

		Six months		Three months
		12.31.11	06.30.12	12.31.11
Other comprehensive income under Argentine GAAP attributable to IRSA		20,061	45,851	20,061
Goodwill	(F,G)	(69)	85	(1,634)
Investments in associates	(N)	(2,013)	(6,082)	(1,336)
Currency translation adjustment	(R)	(12,701)	(32,518)	(9,169)
Deferred income tax	(S)	424	544	245
Non-controlling interest on adjustments above	(T)	3,082	6,622	(4,121)
Other comprehensive income under IFRS attributable to IRSA		8,784	14,502	4,046
Other comprehensive income attributable to non-controlling interest		97	180	49
Other comprehensive income under IFRS		8,881	14,682	4,095

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.           Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.2.	Reconciliation of the statement of financial position as of July 1st, 2011

	Balances under Argentine GAAP I	Ref 2.3.12.1	Deconsolidation of joint ventures II	Ref 2.3.12.2	Reclassifications III	Ref 2.3.12.3	Measurement adjustments IV	IFRS balances V
ASSETS
Non- Current Assets
Investment properties, net	-		-	a	3,339,383	I,M	698	3,340,081
Property, plant and equipment, net	3,405,980		(70,068)	a,b,f,g	(3,100,667)		-	235,245
Trading properties	-		-	a,b,c	164,091	D	(8,215)	155,876
Intangible assets, net	51,147		(73)	g	1,924	E,F	(21,098)	31,900
Inventories	89,441		(59)	b,c	(89,382)		-	-
Investments in associates and joint ventures	1,209,808		210,393	f	(1,797)	G,N,O	(45,189)	1,373,215
Other investments	675,756		(64,608)	a,b,d,f	(611,148)		-	-
Deferred income tax assets	18,678		(775)		-		-	17,903
Trade and other receivables, net	145,248		(18,425)		-	B,L	38,186	165,009
Derivative financial instruments	60,442		-		-		-	60,442
Investments in financial assets	-		-	d	281,265	H	151,411	432,676
Negative Goodwill	(398,075)		-		-	G	398,075	-
Total Non-Current Assets	5,258,425		56,385		(16,331)		513,868	5,812,347
Current Assets
Trading property	-		-	b	48,120	D,E	(22,005)	26,115
Inventories, net	262,660		(209,458)	b,c	(46,382)		-	6,820
Trade and other receivables, net	404,167		(21,715)	f	14,593	B,K	22,950	419,995
Investments in financial assets	62,678		-	e	2,398		-	65,076
Cash and cash equivalents	309,659		(10,717)	e	2,617		-	301,559
Other investments	6,016		(1,001)	e	(5,015)		-	-
Total Current Assets	1,045,180		(242,891)		16,331		945	819,565
TOTAL ASSETS	6,303,605		(186,506)		-		514,813	6,631,912

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.2.	Reconciliation of the statement of financial position as of July 1st, 2011 (Continued)

	Argentine GAAP balances I	Ref 2.3.12.1	Deconsolidation of joint ventures II	Ref 2.3.12.2	Reclassifications III	Ref 2.3.12.3	Measurement adjustments IV	IFRS balances V
SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent company
Share capital	578,676		-		-		-	578,676
Inflation adjustment of share capital	274,387		-		-		-	274,387
Share premium	793,123		-		-		-	793,123
Legal reserve	57,031		-		-		-	57,031
Other reserves	391,262		-		-		-	391,262
Cumulative translation adjustment	34,124		-		-	A,R	(34,124)	-
Retained earnings	185,084		-		-		471,441	656,525
Total capital and reserves attributable to equity holders of the parent company	2,313,687		-		-		437,317	2,751,004
Non-controlling interest	304,932		-		-	T	26,677	331,609
TOTAL SHAREHOLDERS' EQUITY	2,618,619		-		-		463,994	3,082,613

LIABILITIES
Non-Current Liabilities
Trade and other payables	132,565		(488)		-	C,J	17,278	149,355
Borrowings	1,756,919		(31,647)		-		-	1,725,272
Deferred income tax liabilities	476,864		(7,580)		-	S	15,748	485,032
Provisions	12,881		-		-		-	12,881
Total Non-Current Liabilities	2,379,229		(39,715)		-		33,026	2,372,540
Current Liabilities					-
Trade and other payables	525,242		(128,959)		-	C,J	17,903	414,186
Income tax liabilities	57,791		-		-		-	57,791
Salaries and social security liabilities	35,792		(1,703)		-		-	34,089
Borrowings	683,813		(16,116)		-	Q	(110)	667,587
Provisions	3,119		(13)		-		-	3,106
Total Current Liabilities	1,305,757		(146,791)		-		17,793	1,176,759
TOTAL LIABILITIES	3,684,986		(186,506)		-		50,819	3,549,299
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	6,303,605		(186,506)		-		514,813	6,631,912

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.3.           Reconciliation of the statement of financial position as of December 31, 2011

	Argentine GAAP balances I	Ref 2.3.12.1	Deconsolidation of joint ventures II	Ref 2.3.12.2	Reclassifications III	Ref 2.3.12.3	Measurement adjustments IV	IFRS balances V
ASSETS
Non- Current Assets
Investment properties, net	-		-	a	3,310,665	I,M	(15,704)	3,294,961
Property, plant and equipment, net	3,375,673		(82,319)	a,b,f,g	(3,060,195)		-	233,159
Trading properties	-		-	a,b,c	171,919	D	(9,021)	162,898
Intangible assets, net	73,506		(6,983)	g	1,602	E,F	(34,934)	33,191
Inventories	92,760		(94)	b,c	(92,666)		-	-
Investments in associates and joint ventures	1,276,604		225,847	f	(272)	G,N,O	(81,525)	1,420,654
Other investments…………………………	684,195		(64,701)	a,b,d,f	(619,494)		-	-
Deferred income tax assets	31,696		(8,551)		-		-	23,145
Trade and other receivables, net	151,659		(18,831)		-	B,L	44,658	177,486
Investments in financial assets	2,690		-	d	287,034	H	113,671	403,395
Negative Goodwill	(389,045)		-		-	G	389,045	-
Total Non-Current Assets	5,299,738		44,368		(1,407)		406,190	5,748,889
Current Assets
Trading properties	-		-	a,b	24,669	D	(11,818)	12,851
Inventories	227,665		(175,782)	b,c	(44,140)		-	7,743
Trade and other receivables, net	447,993		(25,194)	f	20,878	B,K	27,650	471,327
Derivative financial instruments	46,639		-		-		-	46,639
Investments in financial assets	29,028		-	e	25,749		-	54,777
Cash and cash equivalents	333,504		(18,727)		-		-	314,777
Other investments………………………….	25,749		-	e	(25,749)		-	-
Total Current Assets	1,110,578		(219,703)		1,407		15,832	908,114
TOTAL ASSETS	6,410,316		(175,335)		-		422,022	6,657,003

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.3.           Reconciliation of the statement of financial position as of December 31, 2011 (Continued)

	Argentine GAAP balances I	Ref 2.3.12.1	Deconsolidation of joint ventures II	Ref 2.3.12.2	Reclassifications III	Ref 2.3.12.3	Measurement adjustments IV	IFRS balances V
SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent company
Share capital	578,676		-		-		-	578,676
Inflation adjustment of share capital	274,387		-		-		-	274,387
Share premium	793,123		-		-		-	793,123
Acquisition of non-controlling interest	-		-		-	P	(15,311)	(15,311)
Legal reserve	71,136		-		-		-	71,136
Other reserves	447,683		-		-		-	447,683
Reserve for share-based compensation	2,312		-		-		-	2,312
Retained earnings	47,805		-		-		411,810	459,615
Cumulative translation adjustment	54,185		-		-	A,R	(45,401)	8,784
Total capital and reserves attributable to equity holders of the parent company	2,269,307		-		-		351,098	2,620,405
Non-controlling interest	303,976		-		-	T	19,615	323,591
TOTAL SHAREHOLDERS' EQUITY	2,573,283		-		-		370,713	2,943,996

LIABILITIES
Non-Current liabilities
Trade and other payables	148,985		(3,326)		-	C,J	19,021	164,680
Derivative financial instruments	1,751		-		-		-	1,751
Borrowings	1,840,947		(33,141)		-		-	1,807,806
Deferred Income tax	433,300		(9,537)		-	S	12,684	436,447
Provisions	12,267		(14)		-		-	12,253
Total Non-Current Liabilities	2,437,250		(46,018)		-		31,705	2,422,937
Current liabilities
Trade and other payables	501,900		(109,647)		-	C,J	20,286	412,539
Income tax liabilities	70,884		-		-		-	70,884
Borrowings	792,174		(18,756)		-	Q	(682)	772,736
Salaries and social security liabilities	27,329		(914)		-		-	26,415
Provisions	7,496		-		-		-	7,496
Total Current Liabilities	1,399,783		(129,317)		-		19,604	1,290,070
TOTAL LIABILITIES	3,837,033		(175,335)		-		51,309	3,713,007
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	6,410,316		(175,335)		-		422,022	6,657,003

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of Preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.4.           Reconciliation of the statement of financial position as of June 30, 2012

	Argentine GAAP balances I	Ref 2.3.12.1	Deconsolidation of joint ventures II	Ref 2.3.12.2	Reclassifications III	Ref 2.3.12.3	Measurement adjustments IV	IFRS balances V
ASSETS
Non- current assets
Investment properties, net	-		-	a	3,274,280	I,M	946	3,275,226
Property, plant and equipment, net	3,319,798		(88,717)	a,b,f,g	(3,003,048)		-	228,033
Trading properties	-		-	b,c	180,433	D	(13,324)	167,109
Intangible assets, net	71,157		(2,113)	g	2,475	E,F	(42,130)	29,389
Inventories	97,221		(107)	b,c	(97,114)		-	-
Investments in associates and joint ventures	1,342,337		239,177		-	N,O	(135,699)	1,445,815
Other investments	978,672		(64,700)	a,b,d	(913,972)		-	-
Deferred income tax assets	30,104		(12,104)		-	S	16,255	34,255
Trade and other receivables, net	175,689		(28,987)		-	B,L	49,670	196,372
Investments	-		-		-		-	-
Investments in financial assets	-		-	d	517,456	H	138,204	655,660
Derivative financial instruments	-		-	d	18,434		-	18,434
Negative goodwill	(377,463)		-		-	G	377,463	-
Total Non-Current Assets	5,637,515		42,449		(21,056)		391,385	6,050,293
Current Assets
Trading properties	-		-	b	11,177	D	(1,463)	9,714
Inventories	140,018		(113,182)	b	(11,177)		-	15,659
Trade and other receivables, net	442,392		(22,707)	f	21,056	B,L,K	35,136	475,877
Investments in financial assets	76,546		(18,591)	e	20,954		-	78,909
Cash and cash equivalents	283,140		(23,971)		-		-	259,169
Other investments	20,954		-	e	(20,954)		-	-
Total Current Assets	963,050		(178,451)		21,056		33,673	839,328
TOTAL ASSETS	6,600,565		(136,002)		-		425,058	6,889,621

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.4.           Reconciliation of the statement of financial position at June 30, 2012 (Continued)

	Argentine GAAP balances I	Ref 2.3.12.1	Deconsolidation of joint ventures II	Ref 2.3.12.2	Reclassifications III	Ref 2.3.12.3	Measurement adjustments IV	IFRS balances V
SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	578,676		-		-		-	578,676
Inflation adjustment of share capital	274,387		-		-		-	274,387
Share premium	793,123		-		-		-	793,123
Cumulative translation adjustment	79,975		-		-	A,R	(65,473)	14,502
Reserve for share-based compensation	2,595		-		-		-	2,595
Acquisition of non-controlling interest	-		-		-	P	(15,714)	(15,714)
Legal reserve	71,136		-		-		-	71,136
Other reserves	419,783		-		-		-	419,783
Retained earnings	115,604		-		-		395,249	510,853
Total capital and reserves attributable to equity holders of the parent	2,335,279		-		-		314,062	2,649,341
Non-controlling interest	362,929		-		-	T	27,499	390,428
TOTAL SHAREHOLDERS' EQUITY	2,698,208		-		-		341,561	3,039,769

LIABILITIES
Non-Current Liabilities
Trade and other payables	149,923		(4,576)		-	C,J	21,309	166,656
Borrowings	2,065,826		(17,429)		-		-	2,048,397
Deferred income tax liabilities	388,318		(12,880)		-	S	35,794	411,232
Provisions	17,823		-		-		-	17,823
Total Non-Current Liabilities	2,621,890		(34,885)		-		57,103	2,644,108
Current Liabilities
Trade and other payables	556,775		(82,366)		-	C,J	26,517	500,926
Income tax liabilities	104,873		(4)		-		-	104,869
Salaries and social security liabilities	40,686		(1,079)		-		-	39,607
Borrowings	575,687		(17,668)		-	Q	(123)	557,896
Provisions	2,446		-		-		-	2,446
Total Current Liabilities	1,280,467		(101,117)		-		26,394	1,205,744
TOTAL LIABILITIES	3,902,357		(136,002)		-		83,497	3,849,852
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	6,600,565		(136,002)		-		425,058	6,889,621

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.5.           Reconciliation of statement of income for the six-month period ended December 31, 2011

	Argentine GAAP balances I	Ref 2.3.12.1	Deconsolidation of joint ventures II	Ref 2.3.12.2	Reclassifications III	Ref 2.3.12.3	Measurement adjustments IV	IFRS balances V
Revenues	739,414		(59,497)	i,ii	223,344	B,C,J	9,658	912,919
Costs	(274,249)		52,973	i,ii	(237,850)	E,I,D	18,690	(440,436)
Gross Profit	465,165		(6,524)		(14,506)		28,348	472,483
Gain from disposal of investment properties	-		-	ii	16,632	M	8,095	24,727
General and administrative expenses	(83,677)		2,160		-	E,G	(467)	(81,984)
Selling expenses	(38,222)		5,144		-	G,K	(1,416)	(34,494)
Other operating results, net	(1,703)		-	iii	(6,758)		-	(8,461)
Gain from recognition of inventories at net realizable value	35,248		(2,944)		-	D,M	(32,304)	-
Profit from operations	376,811		(2,164)		(4,632)		2,256	372,271
Share of (profit) / loss of associates and joint ventures	58,570		(2,523)	iv	(6,453)	N,O	(33,370)	16,224
Profit from operations before financial results and income tax	435,381		(4,687)		(11,085)		(31,114)	388,495
Finance income	34,908		(2,254)		6,453	I,R	10,926	50,033
Finance cost	(273,569)		5,466		-	H,Q,J	(37,557)	(305,660)
Financial results, net	(238,661)		3,212	iv	6,453		(26,631)	(255,627)
Other results, net	(5,574)		942	iii	4,632		-	-
Amortization of goodwill, net	8,865		-		-	G	(8,865)	-
Profit before income tax	200,011		(533)		-		(66,610)	132,868
Income tax	(56,617)		533		-	S	2,600	(53,484)
Profit for the period	143,394		-		-		(64,010)	79,384

Attributable to:
Equity holders of the parent	141,184		-		-		(59,633)	81,551
Non-controlling interest	2,210		-		-	T	(4,377)	(2,167)

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.6.           Reconciliation of statement of income for the three-month period ended December 31, 2011

	Argentine GAAP balances I	Deconsolidation of joint ventures II (*)	Reclassifications III (*)	Measurement adjustments IV (*)	IFRS balances V
Revenues	395,689	(31,375)	111,488	5,486	481,288
Costs	(139,573)	28,024	(125,994)	709	(236,834)
Gross Profit	256,116	(3,351)	(14,506)	6,195	244,454
Gain from disposal of investment properties	-	-	16,632	8,095	24,727
General and administrative expenses	(44,005)	1,009	(5,056)	(467)	(48,519)
Selling expenses	(18,348)	1,932	-	(1,486)	(17,902)
Other operating results, net	2,744	(24)	(6,758)	(436)	(4,474)
Gain from recognition of inventories at net realizable value	21,600	(17)	-	(21,583)	-
Profit from operations	218,107	(451)	(9,688)	(9,682)	198,286
Share of profit / (loss) of associates and joint ventures	47,094	(1,552)	(3,646)	(8,396)	33,500
Profit from operations before financial results and income tax	265,201	(2,003)	(13,334)	(18,078)	231,786
Finance income	47,035	(992)	3,646	(15,742)	33,947
Finance cost	(134,480)	2,705	5,056	121,039	(5,680)
Financial results, net	(87,445)	1,713	8,702	105,297	28,267
Other results, net	(5,574)	942	4,632	-	-
Amortization of goodwill, net	3,671	-	-	(3,671)	-
Profit before income tax	175,853	652	-	83,548	260,053
Income tax	(38,267)	(652)	-	6,112	(32,807)
Profit for the period	137,586	-	-	89,660	227,246

Attributable to:
Equity holders of the parent	131,094	-	-	62,486	193,580
Non-controlling interest	6,492	-	-	27,174	33,666

(*)           Corresponds to the same items explained in Notes 2.3.5 and 2.3.7.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.7.	Reconciliation of statement of income for the year ended June 30, 2012

	Argentine GAAP balances I	Ref 2.3.12.1	Deconsolidation of joint ventures II	Ref 2.3.12.2	Reclassifications III	Ref 2.3.12.3	Measurement adjustments IV	IFRS balances V
Revenues	1,571,440		(136,535)	i,ii	351,992	B,C,D,J	13,385	1,800,282
Costs	(575,447)		124,700	i,ii	(444,148)	E,F,D,I	27,551	(867,344)
Gross Profit	995,993		(11,835)		(92,156)		40,936	932,938
Gain from disposal of investment properties	-		-	ii	92,156	M	24,533	116,689
General and administrative expenses	(182,369)		5,043		-		-	(177,326)
Selling expenses	(99,201)		12,859		-	K	1,569	(84,773)
Gain from recognition of inventories at net realizable value	42,817		(5,914)		-	D	(36,903)	-
Other operating results, net	-		-	iii	(27,496)	E	(3,251)	(30,747)
Profit from operations	757,240		153		(27,496)		26,884	756,781
Share of profit / (loss) of associates and joint ventures	115,819		(8,697)	iv	(13,711)		(81,751)	11,660
Profit from operations before financial results and income tax	873,059		(8,544)		(41,207)		(54,867)	768,441
Finance income	64,287		(7,346)	iv	13,711	H,L,R	26,287	96,939
Finance cost	(529,632)		13,135		-	H,G	(13,194)	(529,691)
Financial results, net	(465,345)		5,789		13,711		13,093	(432,752)
Other results, net	(29,376)		1,880	iii	27,496		-	-
Amortization of goodwill, net	18,145		-		-	G	(18,145)	-
Profit before income tax	396,483		(875)		-		(59,919)	335,689
Income tax	(102,682)		875		-	S	(9,206)	(111,013)
Profit / (Loss) for the year	293,801		-		-		(69,125)	224,676

Attributable to:
Equity holders of the parent	280,081		-		-		(76,190)	203,891
Non-controlling interest	13,720		-		-	T	7,065	20,785

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.8.           Reconciliation of the statement of comprehensive income for the six-month period ended December 31, 2011

	Argentine GAAP balances I	Ref 2.3.12.2	Measurement adjustments IV	IFRS balances V
Profit for the Period	143,394		(64,010)	79,384
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	20,158	A,R	(11,277)	8,881
Other comprehensive income for the period	20,158		(11,277)	8,881
Total comprehensive income for the period	163,552		(75,287)	88,265

Attributable to:
Equity holders of the parent	161,245		(70,910)	90,335
Non-controlling interest	2,307		(4,377)	(2,070)

2.3.9.           Reconciliation of the statement of comprehensive income for the three-month period ended December 31, 2011

	Argentine GAAP balances I	Measurement adjustments IV (*)	IFRS balances V
Profit for the period	137,586	89,660	227,246
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	20,110	(16,015)	4,095
Other comprehensive income for the period	20,110	(16,015)	4,095
Total comprehensive income for the period	157,696	73,645	231,341

Attributable to:
Equity holders of the parent	141,257	56,369	197,626
Non-controlling interest	16,439	17,276	33,715

(*)           Corresponds to the same items explained in Notes 2.3.8 and 2.3.10

2.3.10.                      Reconciliation of the statement of comprehensive income for the year ended June 30, 2012

	Argentine GAAP balances I	Ref 2.3.12.2	Measurement adjustments IV	IFRS balances V
Profit for the period	293,801		(69,125)	224,676
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	46,031	A,R	(31,349)	14,682
Other comprehensive income for the year	46,031		(31,349)	14,682
Total comprehensive income for the year	339,832		(100,474)	239,358

Attributable to:
Equity holders of the parent	317,502		(97,301)	220,201
Non-controlling interest	22,330		(3,173)	19,157

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.11.                      Reconciliation of the statement of cash flows for the six-month period ended December 31, 2011 and for the year ended June 30, 2012

Based on IAS 7 “Statement of Cash Flows” requirements, the Group has made the following reclassification between operating, investing and financing activities in the cash flow statements presented under Argentine GAAP and the cash flows statements under IFRS as further detailed below:

(a)	Operating activities

	12.31.2011	06.30.2012
Cash generated by operating activities under Argentine GAAP	372,350	878,600
Proceeds from sale of property, plant and equipment and investment properties	(31,078)	(132,941)
Deconsolidation of joint ventures	(5,973)	(40,093)
Foreign exchange (gain) / loss in cash and cash equivalents	(2,764)	5,361
Cash generated by operating activities under IFRS	332,535	710,927

(b)	Investing activities

	12.31.2011	06.30.2012
Cash used in investing activities under Argentine GAAP	(89,407)	(402,324)
Acquisition of non-controlling interest in subsidiaries	8,150	8,054
Proceeds from sale of property, plant and equipment and investment properties	31,078	132,941
Deconsolidation of joint ventures	(1,530)	6,126
Cash used in investing activities under IFRS	(51,709)	(255,203)

(c)	Financing activities

	12.31.2011	06.30.2012
Cash used in financing activities under Argentine GAAP	(261,713)	(505,410)
Acquisition of non-controlling interest in subsidiaries	(8,150)	(8,054)
Deconsolidation of joint ventures	(509)	20,858
Cash used in financing activities under IFRS	(270,372)	(492,606)

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(d)	Net increase / (decrease) in cash and cash equivalents

	12.31.2011	06.30.2012
Net increase / (decrease) in cash and cash equivalents under Argentine GAAP	21,230	(29,134)
Foreign exchange (gain) / loss on cash and cash equivalents	(2,764)	5,361
Deconsolidation of joint ventures	(8,012)	(13,109)
Net increase / (decrease) in cash and cash equivalents under IFRS	10,454	(36,882)

2.3.12.                      Explanation of the transition to IFRS

In addition to the exemptions and exceptions discussed above, the following narratives explain the significant differences between the previous Argentine GAAP accounting policies and the current IFRS applied by the Group. Only the differences having an impact on the Group are explained below. The following is not a complete summary of all of the differences between Argentine GAAP and IFRS. The descriptive caption next to each numbered item below corresponds to the same numbered and descriptive caption in the reconciliations above, which reflect the quantitative impacts from each change. Unless the quantitative impact is disclosed, the impact is not significant to the Group.

Column I in the tables included on previous pages represents Argentine GAAP balances prior to transition as published in the latest Group’s Argentine GAAP financial statements as of and for the year ended June 20, 3012 compared to transition date (July 1st, 2011), and in the Group’s Argentine GAAP financial statements for the six-month period ended December 31, 2011. However, certain reclassifications and/or groupings have already been made to that information in Column I to avoid lengthy explanations of certain format changes introduced in these IFRS financial statements. The following changes have been made to the previous Argentine GAAP statement of financial position in Column I:

(1)	The line items “Trade receivables” and “Other receivables” have been grouped into the new line item “Trade and other receivables, net”.

(2)
The line items “Trade payables”, “Customer advances”, “Taxes payable” and “Other liabilities” have been also grouped into the new line item “Trade and other payables”, with the exception of income tax payable and deferred income tax which have been shown separately.

(3)	Goodwill which was previously disclosed separately offsetting negative goodwill has been included as part of “Intangible assets”.

(4)	Cash equivalents previously disclosed as part of the line item current investments have been grouped together with cash and banks, in the line named “Cash and cash equivalents”.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(5)
Derivative financial instruments which were previously included as part of the non-current line items “Other receivables”, “Other payables” and/ or “Investments” have been disclosed as separate assets or liabilities as appropriate.

(6)
Investments in associates and joint ventures previously included as part of “Non-current investments” have been separately disclosed in the new line item “Investments in associates and joint ventures”.

(7)
The portion of equity in a subsidiary not attributable directly or indirectly to a parent is known as “Minority interest” and is classified as a separate component between the liability and equity sections of the statement of financial position (mezzanine section). IFRS 10 “Consolidated financial statements” specifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component within equity in the consolidated financial statements. The Group has non-controlling interest in more than one subsidiary. Accordingly, the Group aggregated its various non-controlling interests on the consolidated statements, renamed them as “Non-controlling interest” and reclassified the aggregated amount from the mezzanine section to shareholders’ equity at transition date.

The following changes have been made to the statements of income for the year ended June 30, 2012 and for the six and three-month periods ended December 31, 2011:

(1)
The format of the statement of income has been restructured to simplify its reading. To that effect, all revenue streams of the Group which were previously disclosed separately (i.e. sales of development properties, leases and services revenue, and hotel revenue), together with its corresponding costs of sales, have been aggregated into two line items titled "Revenues" and "Costs" in Column I. Revenues and Costs are then cross-referenced to the respective notes in the financial statements where a detailed breakdown is provided per line of business.

(2)
Pursuant to the Argentine GAAP in force, the share of losses and profits from associates and joint ventures is shown after the financial results. Likewise, under IFRS, the share of profits and losses from associates and joint ventures is generally shown after the financial income (expense) line. However, where associates and joint ventures are an integral vehicle to carry out the Group’s operations, it is more adequate to show the share of profits and losses of associates and joint ventures before financial income (expense). In accordance with its strategy, the Group conducts its operations through associates or joint ventures. Therefore, under the IFRS, the Group shows the profits or losses from associates and joint ventures before the financial income (expense) line. For simplicity, the share of profits and losses associates is shown before financial results, net, in Column I.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(3)
Non-controlling interests in the results of a consolidated subsidiaries which was previously classified as a component of profits within the statement of income has been presented as an allocation of profit in Column I. As part of the adoption to IFRS, the term "Minority interest" has also been replaced with the new term "non-controlling interest" in accordance with IAS 1.

(4)
Under the Argentine GAAP in force, financial results are broken down depending on whether it is generated by assets or liabilities. Under the IFRSs, the Group has adopted the criterion of showing financial income and financial expenses on different lines in the statement of income. For simplicity, the Group has reclassified the figures as per Argentine GAAP shown under “Financial income (expense) generated by assets” and “Financial income (expense) generated by liabilities”, into “Financial income” and “Financial cost” as established by the IFRS, as applicable, in Column I.

(5)
According to IFRS, income and expense items not recognized in the statement of income (that is, exchange differences related to translation of foreign businesses) are shown in the statement of comprehensive income as “Other comprehensive income”. According to Argentine GAAP, the statement of comprehensive income is not mandatory and, therefore, such items are recognized as part of shareholders’ equity, in a separate reserve account. For simplicity, these items are shown in “Other comprehensive income” in Column I.

2.3.12.1 Deconsolidation of joint ventures (Column II)

Argentine GAAP - Entities in which the Group has joint control are proportionately consolidated. As of July, 1st 2011, the Group’s joint ventures are Cyrsa S.A., Canteras Natal Crespo S.A., Puerto Retiro S.A., Baicom Networks S.A. and Quality Invest S.A.. As of December 31, 2011 and June 30, 2012, the joint ventures of the Group are Cyrsa S.A., Canteras Natal Crespo S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A. and Nuevo Puerto Santa Fe S.A..

IFRS - The Group has assessed the nature of its joint arrangements in line with IFRS 11 “Joint Arrangements” and determined them to be joint ventures. Joint ventures are accounted for under the equity method of accounting.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

As a result, the Group deconsolidated the accounts of the joint ventures and presented them as a single line item on the face of the statement of financial position. Column II titled “Deconsolidation of joint ventures” reflects the elimination on a line-by-line basis of the Argentine GAAP pro-rata equity interest in the joint ventures and the disclosure of the Group’s investments in the joint ventures as a single line item titled “Investments in associates and joint ventures” on the statement of financial position and as a single line item titled “Share of profit / loss of associates and joint ventures” on the statement of income. The impact of the IFRS adjustments on joint ventures balances is further discussed in Note 2.3.12.3 below.

2.3.12.2 Reclassifications (Column III)

Reclassifications affecting the statement of financial position

The column titled “Reclassifications” reflects the differences in presentation and format between the statement of financial position under Argentine GAAP and IFRS. Unless otherwise stated, amounts have been reclassified for presentational purposes under IFRS prior to affecting the corresponding IFRS adjustments, as applicable, to the Argentine GAAP corresponding amounts. The impact of the IFRS adjustments on reclassified balances is included in Column IV titled ¨Measurement Adjustments¨ and is further discussed in Note 2.3.12.3 below. Unless otherwise stated, reclassifications affect both the statement of financial position as of transition date, (July 1st, 2011), December 31, 2011, and June 30, 2012.

(a) Investment properties, net

Argentine GAAP - There are not specific requirements for presentation of investment property. Accordingly, the Group does not present separately investment property and includes it as part of property, plant and equipment and non-current investments.

Certain property of the Group is being partially owner-occupied while the rest is being rented out to third parties. There is no such distinction under Argentine GAAP. Portions that are owner-occupied are accounted for and presented in the same way as portions that are being rented out.

Certain associates and joint ventures are currently occupying certain property of the Group. There is no distinction under Argentine GAAP and property rented out to associates or joint ventures are accounted for as property, plant and equipment.

IFRS - IAS 1 “Presentation of Financial Statements” requires investment property to be presented as a separate line item on the face of the statement of financial position within non-current assets.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

In addition, the portions of the property that are being owner-occupied are accounted for and presented as property, plant and equipment under IAS 16 while the portions being rented out are treated and presented as investment property under IAS 40.

The Group’s property occupied by associates or joint ventures accounted for using the equity method of accounting is not considered part of the Group for consolidation purposes and, therefore, the property is not owner-occupied from the Group’s perspective. Therefore, this property is treated as investment property.

(b) Trading properties

Argentine GAAP - There are not specific requirements for separate presentation of trading properties. Trading properties are included as part of inventories and non-current investments.

IFRS - Trading properties are inventories under IAS 2 “Inventories”. The Group also has materials and supplies, and other items classified as inventories under IAS 2. Due to the significance and different nature of these inventories, the Group decided to present trading properties separately.

(c) In-kind receivables from barter transactions

Argentine GAAP - In-kind receivables from barter transactions representing the Group’s right to receive residential apartments to be constructed by a third-party developer are classified as inventory on the face of the statement of financial position.

IFRS - In-kind receivables representing the Group’s right to receive residential apartments to be constructed by a third-party developer are not financial assets under IFRS. These in-kind receivables are similar to trading properties and they are classified accordingly in current or non-current assets, as appropriate.

(d) Non-current investments – financial assets

Argentine GAAP - There are not specific requirements for separate presentation of financial assets. Certain financial assets carried at cost under Argentine GAAP were included within non-current investments.

IFRS - IAS 1 “Presentation of Financial Statements” requires financial assets carried at fair value through profit or loss to be presented as a separate line item on the face of the statement of financial position.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(e) Current investments – investments in financial assets

Argentine GAAP - Certain instruments carried at fair value are included within the line item investments in the face of the statement of financial position.

IFRS - These investments are also carried at fair value but they are separately disclosed in the new line item titled “Investments in financial assets”.

(f) Advances for purchases of property, plant and equipment, inventories and investments in associates and joint ventures

Argentine GAAP - Receivables representing money advances made for the purchase of items of property, plant and equipment, inventories and investments in associates and joint ventures are shown as part of their respective balances.

IFRS - Advances for the purchase of items of investment properties, property, plant and equipment, inventories and investments in associates and joint ventures are not considered part of these balances until the respective item is received, and, thus, they are shown within “Trade and other receivables, net”.

(g) Software

Argentine GAAP – Under Argentina GAAP, the Group classified software into property, plant and equipment.

IFRS – Software is not considered part of property, plant and equipment, thus, it is shown within “Intangible Assets, net”.

Reclassifications affecting the statement of income for the six and three-month periods ended December 31, 2011 and for the year ended June 30, 2012

(i) Revenue – service income and service charges

Argentine GAAP – The Group structures its operating leases to allow for recovery of a significant portion of property operating, real estate taxes, repairs and maintenance, and advertising and promotion expenses from tenants. A substantial portion of the Group’s leases require the tenants to reimburse the Group for a substantial portion of operating expenses, including common area maintenance, real estate taxes and insurance. The Group’s tenants are required to pay for their proportionate share of property common operating costs. These expenses (“service charge expenses”) are incurred and paid by the Group and subsequently charged to tenants without any mark-up (“service charge income”).

Under Argentine GAAP, service charge income and service charge expense are offset and presented net in the income statement.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS - IAS 18 states that whether an entity is acting as a principal or an agent in transactions is dependent on the facts and circumstances of the relationship. The Group has assessed the substance of the transactions and concluded that the Group is acting as a principal since it has exposure to the significant risks and rewards associated with the rendering of services.

Therefore, service charge income is presented separately from property operating expenses. Property operating expenses are expensed as incurred and any property operating expenditure not recovered from tenants through service charges or when the property is vacant are charged to the statement of income. The Group’s advertising and promotional costs are expensed as incurred.

(ii) Gains on disposal of investment

Argentine GAAP - As part of the Group’s strategy, the Group may dispose of investment properties which are no longer considered core to the Group’s ongoing operations and for which profit can be realized from value appreciation. Gain on disposals of office buildings is classified as revenue in the statement of income.

IFRS - Based on the IFRS Conceptual Framework, gain on disposal of assets described above are not reported under “Revenues”.

Under IFRS, gains from the disposal of fixed assets are not included in “Revenue” as the standard refers to the sale of goods including goods produced by the entity for sale or purchased for resale. Only property acquired or constructed for sale and held as inventory (“Trading property”) would therefore be included in the “Revenues”, except for property held as an investment properties or property, plant and equipment.

(iii) Other operating results, net

Argentine GAAP - Under Argentine GAAP, certain income and expense items are included as part of financial results or other non-operating income and expenses, as appropriate. These items primarily comprise fees payable related to the management contract charges for provisions (i.e. generally charges for litigation and claims), gains or losses on disposal of property, plant and equipment items, gains or losses from the sale of subsidiaries and taxes borne by the Group on behalf of shareholders, among others.

IFRS - Under IFRS, income and expense items are generally presented according to its nature and the Group’s presentation policy. The items described above are generally presented as “Other operating results, net” under IFRS.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(iv) Investment in financial assets

Argentine GAAP – Investments in entities in which the Company does not exercise significant influence, joint control or control, are accounted at cost plus dividends. The received dividends are included within Share of profit or loss of associates and joint ventures.

IFRS – Investments in entities which are not subsidiaries, associates and joint ventures, are measured at fair value. Changes in fair values and gains from disposal of equity investments at fair value through profit or loss and dividends income are recorded within “Financial results, net” in the statement of income.

Reclassifications affecting the statements of cash flows for the six-month period ended December 31, 2011 and for the year ended June 30, 2012.

Pursuant to Argentine GAAP, the Group proportionally consolidated the joint ventures’ accounts. Consequently, a difference is generated between the amount of cash and cash equivalents reported in the statement of cash flows under Argentine GAAP and the amount of cash and cash equivalents that would be reported in the statement of cash flows prepared under IFRS.

On the other hand, under the Argentine GAAP, the effect of exchange rate changes on cash and cash equivalents was shown as part of operating activities and not under a fourth category in the statement of cash flows as required by the IFRSs.

Additionally, pursuant to Argentine GAAP, proceeds from sale of property, plant and equipment (including properties classified as investment properties under IFRS) were reported as operating activities. In accordance with IFRS proceeds from sale of investment properties and property, plant and equipment are reported as investing activities.

Finally, pursuant to Argentine GAAP, acquisition of non-controlling interest was reported as investing activities, whereas, in accordance with IFRS, it must be reported as cash from financing activities.

Thus, cash flows generated by or used in operating, investing and financing activities were different in the statement of cash flow prepared under Argentine GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.12.3 Measurement adjustments (Column IV)

Argentine GAAP differs in certain significant respects from IFRS. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as further described below:

(A) Currency translation adjustment

As noted in the section titled “IFRS exemption options”, the Group has applied the one-time exemption to set the foreign currency cumulative translation adjustment (“CTA”) to zero as of July 1st, 2011.

(B) Revenue recognition – “scheduled rent increases”

Argentine GAAP - Revenue from “non-cancelable” leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Therefore, revenue does not include an averaging of rental income. Rent-free periods, reduced rent or other tenant incentives, if any, are recognized in the period in which these incentives are provided.

IFRS - The Group applied IAS 17 “Leases”. As a result, lease income from operating leases with scheduled rent increases is recognized on a straight-line basis over the term of the leases. All tenant incentives, if any, are treated as a reduction of rental income on a straight-line basis over the lease terms.

(C) Revenue recognition – “letting fees”

Argentine GAAP - The Group does not generally use the services of a third-party lease agent for its shopping center properties. Rather, the Group acts as its own leasing agent and earns letting fees. Letting fees are recognized at the time a transaction is successfully completed. A transaction is considered successfully completed when both parties (the tenant and the Group) have signed the related lease contract.

IFRS - The Group considers that in these circumstances payments received from tenants for “letting fees” are not different from other payments received such as admission rights. Accordingly, revenue from letting fees is recognized under the straight-line method over the lease term.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(D) Trading properties

Argentine GAAP - Trading properties are stated at the lower of cost adjusted for inflation or net realizable value. Additionally, trading properties are measured at net realizable value when contracts are exchanged for which a non-refundable deposit has been received securing the sale in advance of legal completion (i.e. transfer of deed of title and significant risk and rewards). This form of sale fixes the price of the property and the terms and conditions of the contract providing reasonable certainty about the closing of the transaction and realization of the gain. Accordingly, these transactions are deemed consummated for Argentine GAAP purposes and revenue is recognized at the time the contract is signed. Gains on the revaluation of trading property to net realizable value are shown as “gain from recognition of inventories at net realizable value” in the statement of income.
IFRS - Trading properties are measured at the lowest of cost or net realizable value. Revenue from the sale of properties is recognized only when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange of contracts at the moment of the transfer of title deed. For conditional exchanges, sales are recognized when these conditions are satisfied.

(E) Pre-operating and organization expenses

Argentine GAAP - Under Argentine GAAP, pre-operating, organization expenses and other start-up costs (mainly related to the opening of new shopping centers) are capitalized and amortized under the straight-line method generally over a period of three to five years.

IFRS - IFRS prescribes that pre-operating expenses cannot be attributed to the cost of property, plant and equipment, investment properties, trading properties or the creation of intangible assets and are immediately recognized as expenses.

(F) Goodwill

Argentine GAAP - The Group accounts for acquisitions of businesses and non-controlling interests under the purchase method of accounting. Under the purchase method of accounting, the Group allocates the purchase price to tangible and intangible assets and liabilities based on the respective fair values. Goodwill represents the excess of cost over the fair value of net identifiable assets and is amortized under the straight-line method over the weighted average useful life of the tangible assets acquired. Goodwill does not exceed its respective estimated recoverable value at year-end.

IFRS - As noted Note 2.2., the Group has applied the exemption in IFRS 1 for business combinations. Also, as noted in Note 2.2., the Group has applied the exception in IFRS 1 for acquisitions of non-controlling interests.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(G) Negative Goodwill

Argentine GAAP - Under Argentine GAAP, when the amount paid in a business combination or acquisition of a non-controlling interest is lower than the carrying amount of the acquired assets and assumed liabilities, the Group recognizes such amount as negative goodwill on the statement of financial position (as a deduction to non-current assets) and amortizes it over the period considered to justify negative goodwill not exceeding 20 years. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets which otherwise would be recognized are reduced to absorb the negative goodwill even if they are then assigned a zero value.

Additionally, where the amount paid for the acquisition of associates and/or joint ventures is lower to the investor's interest in the net fair values of the associate and/or joint venture's identifiable assets and liabilities, the Group recognizes such amount as negative goodwill on the statement of financial position and amortizes it over the period considered to justify negative goodwill not exceeding 20 years. That amortization is recognized under the line “Share of profit / (loss) of associates and joint ventures” in the statement of income.

IFRS - As noted in Note 2.2., the Group has applied the exemption in IFRS 1 for business combinations. Also, as noted in Note 2.2., the Group has applied the exception in IFRS 1 for acquisitions of non-controlling interests. Consequently, business combinations and acquisitions of non-controlling interests completed prior to July 1st, 2011 have not been restated, and the carrying amount of negative goodwill under IFRS as of July 1st, 2011 equals the carrying amount under Argentine GAAP as of that date. In accordance with IFRS, negative goodwill is recognized in profit or loss immediately.

Additionally, acquisitions of associates and/or joint ventures are initially recorded at cost of the investment. Any difference between the cost of the investment and the investor's interest in the net fair values of the associate's and/ or joint venture’s identifiable assets and liabilities is goodwill. Negative goodwill is taken to the income statement in the period when the associate and/or joint venture is acquired.

(H) Non-current investments – investments in financial assets

Argentine GAAP - The Group holds investments in quoted equity securities with readily determinable fair values, namely TGLT S.A., Hersha Hospitality Trust and Supertel. Under Argentine GAAP, these investments are carried at acquisition cost since they are not held for the purpose of trading in the short term.

IFRS - Under IFRS 9 “Financial Instruments”, all equity investments are measured at fair value. For certain equity investments, the Group can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. However, the Group has decided to not recognize changes in fair value through other comprehensive income. The Group has elected to recognize changes in the fair value of these equity securities in the statement of income.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(I) Initial direct costs on operating leases

Argentine GAAP - Under Argentine GAAP, certain initial direct costs (i.e. legal fees, commissions and other fees) paid to third parties for arranging a lease (when the Group is a lessor) are recognized as an immediate expense when incurred.

IFRS - Initial direct costs incurred by lessors in arranging an operating lease are added to the carrying amount of the leased assets (i.e. investment properties) and are recognized as an expense over the lease term on the same basis as the lease income.

(J) Tenant deposits

Argentine GAAP - The Group obtains deposits from tenants as a guarantee for returning the property at the end of the lease term in a specified good condition or for the lease payments for a period of generally 3 years. The deposit amounts, usually, one month of rent. These deposits are treated as liabilities under Argentine GAAP and measured at the amount received by the tenants.

IFRS - Tenant deposits are treated as a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease (deferred income). The deposits are subsequently measured at amortized cost, and deferred income is amortized under the straight line method over the lease term.

(K) Impairment of financial assets

Argentine GAAP - At July 1st, 2011, December 31, 2011 and June 30, 2012, the Group maintains receivables relating to credit card loans, which are carried at amortized cost. Under Argentine GAAP, the Group determined an allowance for doubtful accounts based on specific criteria set forth for financial and banking institutions.

IFRS - The Group applied the criteria for impairment provisions in IFRS 9.

(L) Present value accounting – tax credits

Argentine GAAP - Under Argentine GAAP, certain long-term tax credits are present-valued as of year-end.

IFRS - Under IFRS, there is no requirement to discount long-term tax credits. The Group elects to measure tax receivables and payables at the amounts expected to be recovered from or paid to the tax authorities and thus, not discounting long-term tax credits.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(M) Investment properties

Argentine GAAP - There are not specific requirements for presentation of investment property. Accordingly, the Group includes it as part of property, plant and equipment and non-current investments and are measured at acquisition cost less accumulated amortization and loss for impairments, if any. Additionally, trading properties are measured at net realizable value when contracts are exchanged for which a non-refundable deposit has been received securing the sale in advance of legal completion (i.e. transfer of title deed and significant risk and rewards). This form of sale fixes the price of the property and the terms and conditions of the contract providing reasonable certainty about the closing of the transaction and realization of the gain. Accordingly, these transactions are deemed consummated for Argentine GAAP purposes and revenue is recognized at the time the contract is signed. Gains on the revaluation of trading property to net realizable value is shown as “Gain from recognition of inventories at net realizable value” in the statement of income.

IFRS - Investments properties are measured at cost, less accumulated depreciation and loss for impairments, if any. Revenue from the sale of properties is recognized only when the significant risks and rewards have transferred to the buyer. This will normally take place with the transfer of title deed. For conditional exchanges, sales are recognized when these conditions are satisfied.

(N) Impact of adjustments in accordance with IFRS in investments in associates

Argentine GAAP - Investments in entities in which the Group exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Group applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP.

As of July 1st, 2011, the associates of the Group are Banco Hipotecario S.A., Banco de Crédito & Securitización S.A., Manibil S.A., New Lipstick LLC, Lipstick Management LLC, Rigby 183 LLC and Tarshop S.A. As of December 31, 2011 and June 30, 2012 Bitania 26 S.A. is incorporated.

IFRS - The Group assessed all of its interests in the entities mentioned in the paragraph above and determined that the Company exercises significant influence over them. Accordingly, under IFRS, the Group also accounts for these investments under the equity method of accounting. However, the Group has assessed the impact of IFRS adjustments on the financial statements of these investments prepared under Argentine GAAP prior to the application of the equity method.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Following is a description of the most significant IFRS adjustments to the equity, income and comprehensive income of its associates. For ease of presentation and to facilitate an understanding of the nature of the IFRS adjustments, associates were grouped by business activities. Associates are not discussed below when IFRS adjustments were not significant to the Group or no IFRS adjustments were identified:

Banking business

The Group assessed the financial statements of associates of the Group related to the banking business as of July 1st, 2011, December 31, 2011 and June 30, 2012 and determined the following adjustments to IFRS:

- Under Argentine GAAP, revenues from life and disability insurance and loan origination fees are recognized on an up-front basis. Under IFRS, these revenues are recognized on a straight line basis over the term of the respective underlying receivables.

- Under Argentine GAAP, the allowance for doubtful accounts for loan losses are recognized based on specific criteria as set forth by the Central Bank for financial and banking institutions. Under IFRS, the associate applied the impairment provisions in IFRS 9.

- Under Argentine GAAP, receivables transferred to trusts in securitization programs are treated as sales and a gain or loss is recognized on the sale. Usually the transferor retains an interest in the trust and maintains a cash reserve which serves as collateral for payments of amounts due under the debt securities issued by the trust. Under IFRS, following the provisions of IFRS 9, the associate is not able to derecognize financial assets with these characteristics. As a result, the associate continues recognizing the receivables and a liability for the consideration received upon transfer. The receivables recognized are then tested for impairment following the IFRS 9 criteria.

- Under Argentine GAAP, the calculation of the insurance technical reserves is recognized following the regulations issued by the National Insurance Superintendence. Under IFRS, following the guidance of IFRS 4 “insurance contracts”, the associate measured the insurance technical reserve in accordance with the “best estimation” approach.

Investment properties

The Company assessed the financial statements of the associates related to the investment property business and determined the following adjustments to IFRS as of July 1st, 2011, December 31, 2011 and June 30, 2012:

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

- Under Argentine GAAP, revenue from non-cancelable leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Therefore, revenue does not include an averaging of rental income. Rent-free periods, reduced rent or other tenant incentives, if any, are recognized in the period in which these incentives are provided. Under IFRS, lease income from operating leases with scheduled rent increases is recognized on a straight-line basis over the term of the leases. All tenant incentives, if any, are treated as a reduction of rental income on a straight-line basis over the lease terms.

- Under Argentine GAAP, lease expense where the entity is the lessee under an operating ground lease agreement subject to escalation clauses is recognized when the escalated payments are due. Therefore, lease expenses are not recognized on a straight-line basis. Under IFRS, lease payments for operating leases with scheduled rent increases are recognized on a straight-line basis over the term of the leases.

(O) Impact of IFRS adjustment on joint ventures

Argentine GAAP - Investments in entities in which the Group exercises joint control are accounted for under the proportionate consolidation method. Under the proportionate consolidation method, the financial statements of the Group reflect the Group’s pro-rata equity interest in the jointly controlled entities on a line-by-line basis. The Group applied its pro-rata equity interest to the financial statements of its jointly-controlled entities prepared under Argentine GAAP.

IFRS – The Group assessed all of its interests in joint arrangements and determined that they are joint ventures under IFRS 11”Joint Arrangements”. Accordingly, the Group accounted for its joint ventures under the equity method of accounting. The Group has assessed the impact of IFRS adjustments on the financial statements of joint ventures prepared under Argentine GAAP prior to the application of the equity method.

As of July 1st, 2011, the joint ventures of the Group are Cyrsa S.A., Canteras Natal Crespo S.A., Puerto Retiro S.A., Baicom Networks S.A. and Quality Invest S.A. As of December 31, 2011 and June 30, 2012 Nuevo Puerto Santa Fe S.A. is incorporated.

Following is a description of the most significant IFRS adjustments to the equity and income of the joint ventures. Joint ventures are not discussed below when IFRS adjustments were not significant to the Group or no adjustments were identified.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

- Under Argentine GAAP, the joint venture has historically accounted for revenues and therefore profits from all property sales on a percentage of completion basis once contracts for the sale of a property have been exchanged and only if the eventual profit from that property can be foreseen with reasonable certainty. Under IFRS, the joint venture has applied IFRIC 15 “Agreements for the construction of Real Estate”. The Group assessed the contractual terms of the agreements and concluded that revenue from open market sales of real estate should be accounted for on legal completion of the agreement in accordance with IAS 18 “Revenue”. As a result, the joint venture recognizes revenue from the sale of private homes and commercial units entirely at the point of legal completion in accordance with IAS 18. The most significant impact of IFRIC 15 is therefore the deferral of profits previously recognized from the point of exchange of contracts onwards until the point of legal completion. All of these profits are now recognized at a later date.

- Under Argentine GAAP, tenant deposits are treated as liabilities and measured at the amount received by the tenants. Under IFRS, tenant deposits are treated as both a financial asset and a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease. The deposits are subsequently measured at amortized cost.

- Under Argentine GAAP, revenue from non-cancelable leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Under IFRS, the Group applied IAS 17 “Leases”. Consequently, revenue derived from operating leases with scheduled increases in recognized on a straight line basis over the lease agreement term.

- Under Argentine GAAP, certain long-term tax credits are present-valued as of year-end. Under IFRS, there is no requirement to discount long-term tax credits. The joint venture elects to measure tax receivables and payables at the amounts expected to be recovered from or paid to the tax authorities and thus, not discounting long-term tax credits. As a result, the joint venture eliminated the effect of discounting tax.

(P) Acquisition of non-controlling interest

As stated in Note 2.2., the Group has applied the exception provided by IFRS 1 for accounting for changes in the interest in subsidiaries that do not result in loss of control. Consequently, acquisitions of non-controlling interests that took place before July 1st, 2011 have not been restated.

IFRS adjustments detailed below relate to acquisitions of non-controlling interest that took place on July 1st, 2011 or after date.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (contineud)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Argentine GAAP - Under Argentine GAAP, the Group accounted for the acquisition of the non-controlling interests under the purchase method of accounting. Under the purchase method of accounting, the purchase price paid is allocated to the net assets acquired based on its fair value. Assets, including goodwill, and liabilities of the acquired business are recognized using a cost accumulation approach (i.e. for the previous equity interests acquired). These acquisitions generated goodwill since the cost of acquisition exceeded the fair value of the net tangible and intangible assets acquired.

IFRS - Under IFRS, the Group applied the principles of IFRS 10 in accounting for changes in ownership interests. As per IFRS 10, when an additional interest is obtained and control is maintained, the transaction is accounted for as an equity transaction. The Group does not recognize any additional acquisition adjustments to reflect the subsequent acquisition of additional interest in the subsidiary if there is no change in control.

Under IFRS, the difference between the fair value of the consideration paid and the related carrying value of the non-controlling interest acquired is recognized in the controlling interest’s equity as a credit or debit to a reserve in net equity. Therefore, no gain or loss is recognized in the statement of income and no additional goodwill is recognized. The carrying value of the non-controlling interest is adjusted to reflect the change in the non-controlling interest’s ownership interest in the subsidiary.

(Q) Amortization of borrowing costs

Argentine GAAP - Under Argentine GAAP, transactions costs directly attributable to the acquisition of borrowings are amortized under the straight-line method over the contract term.

IFRS - Transaction costs directly attributable to the acquisition of borrowings are deducted from the fair value at which the financial liability is initially recognized. Subsequently, they are amortized using the effective interest method over the contract term.

 (R) Currency translation adjustment

Argentine GAAP - Foreign operations shall be classified as integrated or non-integrated entities depending if their activities are carried out as an extension of the reporting entity. Exchange differences resulting from the translation of integrated entities are recognized in the statement of income. Exchange differences resulting from the translation of non-integrated entities are recognized in a separate reserve in equity.

IFRS - Exchange differences resulting from the translation of foreign operations of subsidiaries and associates are recognized in the statement of other comprehensive income.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(S) Deferred income tax

Argentine GAAP - The Group accounts for income taxes using the deferred tax method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates. Argentine GAAP does not prescribe detailed specific guidance related to the recognition of a valuation allowance. The Group assesses the need for a valuation allowance based on several factors including but not limited to current projections, legal expiration periods and others.

IFRS - There is no difference in the determination of deferred income taxes. However, deferred tax assets are recognized when it is considered probable (defined as “more likely than not”) that sufficient taxable profits will be available to utilize the temporary difference or unused tax losses. IFRS does not allow the recognition of valuation allowances.

IFRS establishes more specific and strict procedures to assess whether a deferred tax asset should be recognized. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a deferred tax asset should be recognized. Judgment must be used in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a deferred tax asset can be recognized.

(T) Non-controlling interest

Differences for non-controlling interest include the effect of recording, where applicable, the corresponding effect of other differences between Argentine GAAP and IFRS.

2.4.           Significant Accounting Policies

The principal accounting policies applied in the presentation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the information under IFRS as of June 30, 2012, which is described in Exhibit I attached hereto and are based upon such IFRS expected to be in force as of June 30, 2013. The most significant accounting policies are described in Exhibit I.

2.5.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

In the preparation of these condensed interim consolidated financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the annual consolidated financial statements for the year ended June 30, 2012 which are described in Exhibit I.

2.6           Seasonal effects on operations

The operations of the Group’s shopping centers are also subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and Christmas holidays (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also affect the business. As a consequence, a higher level of revenues is generally expected in the second half of the year rather than the first in shopping center operations.

3.	Acquisitions and disposals

Transactions with non-controlling interest

APSA

As of August, 2012, the Group, through E-Commerce Latina S.A., acquired an additional equity interest of 0.03% in APSA for a total consideration of Ps. 0.6 million. The book value of the non-controlling interest in APSA as of the date of the acquisition was Ps. 36 million (which represents an interest of 4.39%). As a result of this transaction, the non-controlling interest was reduced by Ps. 1 million and the interest attributable to the shareholders’ of the controlling parents was reduced by Ps. 1 million. The effect on shareholders’ equity of this change in the equity interest in APSA is summarized as follows:

Ps.
Carrying value of the equity interests acquired by the Group	256
Price paid for the non-controlling interest	(590)
Reserve created due to the acquisition recognized in the parent’s equity	(334)

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Acquisition and disposals (Continued)

As of October, 2012, the Group, through E-Commerce Latina S.A., acquired an additional equity interest of 0.04% in APSA for a total consideration of Ps. 1.1 million. The book value of the non-controlling interest in APSA as of the date of the acquisition was Ps. 39 million (which represents an interest of 4.36%). As a result of this transaction, the non-controlling interest was reduced by Ps. 0.3 million and the interest attributable to the shareholders’ of the controlling parents was reduced by Ps. 0.3 million. The effect on shareholders’ equity of this change in the equity interest in APSA is summarized as follows:

Ps.
Carrying value of the equity interests acquired by the Group	318
Price paid for the non-controlling interest	(1,126)
Reserve created due to the acquisition recognized in the parent’s equity	(808)

Acquisition of equity interest in joint venture

On November 29, 2012 APSA acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EH”)´s capital stock and votes for Ps. 32 million. APSA exercises joint control over EH together with shareholder owners of the remaining 50%.

EH’s core asset is a 50% indirect interest in La Rural S.A. (“LRSA”)’s capital stock and votes. EH exercises joint control over LRSA, together with Sociedad Rural Argentina (“SRA”), the owner of the remaining 50% interest in LRSA.

Therefore, APSA’s indirect interest in LRSA amounts to 25% as of the date of these unaudited condensed interim consolidated financial statements.

LRSA is mainly engaged in the operation of Predio Ferial de Buenos Aires, a fairground located in an area surrounded by Cerviño, Sarmiento, and Santa Fe Avenues and Oro Street, City of Buenos Aires (the “Fairground”). LRSA is the beneficiary of that Fairground under an usufruct agreement executed with the owner thereof, SRA, in 1999.

Purchase of financial assets

During this period the Group purchased the following corporate notes from:

a) The Government of the City of Buenos Aires, for a nominal value of Ps. 19.0 million. These notes accrue interest at an annual 7.95% fixed rate, payable semi- annually and maturing on April 29, 2014.

b)  Banco Hipotecario for Ps. 5 million, which accrue interest at an annual 18.75% fixed annual rate, payable semi- annually and maturing on August 8, 2013.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Acquisition and disposals (Continued)

Disposal of financial assets

In September 2012 the Group sold 2,000,000 ordinary shares of Hersha Hospitality Trust (“Hersha”) for a total amount of US$ 9.7 million. Therefore, the Group’s interest in Hersha’s capital stock decreased from 9.13% to 8.12% as of September 30, 2012. This percentage has remained unchanged as of the date of these Unaudited Condensed Interim Consolidated Financial Statements. Subsequent to December 31, 2012, the Group sold an additional number of Hersha’s shares. See Note 33.

In November and December 2012, IRSA sold all of its shareholdings in NH Hoteles S.A. (138,572 shares for a consideration of € 0.38 million) and in NH Hoteles S.A. (387,758 shares for a total consideration of US$ 1.4 million).

In December 2012, IRSA sold all of its shareholdings in Metrovacesa F (1,238,990 shares for a consideration of € 2.7 million); Metrovacesa SM (229,995 shares for a total consideration of € 0.5 million) and Metrovacesa F (919,087 shares for a consideration of US$ 2.7 million).

Significant sales of investment properties

On August 31, 2012, IRSA sold certain functional units of the building “Libertador 498” in the city of Buenos Aires. The total price of the transaction amounted to Ps. 15 million and was paid on the execution of the title conveyance deeds. This transaction generated a gain of Ps. 12.7 million.

On September 14, 2012, IRSA sold certain functional units on floors 18 and 19, as well as parking areas, of the building Bouchard 551. The total price of the transaction was US$ 8.5 million paid upon execution of the conveyance deed. This transaction generated a gain of Ps. 18.4 million.

On October 4 and 11, 2012, IRSA signed the transfer deed for the sale of several functional units (stores and parking spaces) of the building “Libertador 498”. The transactions price was set at Ps. 29.4 million, amount that had been completely collected. This transaction generated a gain of Ps. 24.9 million.

Subsequent to December 31, 2012, IRSA disposed of other investment property. See Note 33.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.           Acquisition and disposals (Continued)

Acquisition of Rigby 183 LLC

On June 30, 2012, the Group held through its subsidiary IMadison LLC a 49% equity interest in the capital stock of Rigby 183 LLC (“Rigby”), a company that owns office buildings for rental at Madison Avenue 183, New York, USA. On November 27, 2012, the Group, through its subsidiary IRSA International LLC, purchased an additional 25.5% equity interest in Rigby’s capital stock, thus taking control over said company. As a result of the acquisition, the Group expects to increase its footprint in the US real estate market. The goodwill from the acquisition, which amounts to Ps. 45.7 million, is attributable to the synergies expected to be achieved by combining the Group’s and Rigby’s operations.

The following chart shows the consideration paid by the Group, the fair value of the acquired assets, the assumed liabilities and the non-controlling interest as of the acquisition date.

Consideration paid:	11.27.2012
Cash and cash equivalents	118,373
Total consideration paid	118,373
Fair value of the interest in Rigby’s equity held before the business combination	227,462
Total consideration	345,835
Recognized balances of acquired identifiable assets and assumed liabilities:
Cash and cash equivalents	499
Investment properties (Note 9)	679,219
Trade and other receivables, net	14,135
Borrowings	(252,834)
Trade and other payables	(12,081)
Deferred income tax liabilities (Note 22)	(26,103)
Total net identifiable assets	402,835
Non-controlling interest	(102,723)
Goodwill (Note 22)	45,723
Total	345,835

The acquisition-related costs (which amount to Ps. 2.5 million) were charged under “General and Administrative Expenses” in the statement of income.

The fair value of the investment property acquired for Ps. 679.2 million was assessed by a qualified independent appraiser. The fair value of trade and other receivables amounts to Ps. 14.1 million, including trade receivables in the amount of Ps. 0.1 million. As of the acquisition date, the Group estimates that these receivables are recoverable. The fair value of the non-controlling interest in Rigby, an unlisted company, has been determined on a proportional basis to the fair value of Rigby's net acquired assets.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Acquisition and disposals (Continued)

The Group recognized income of Ps. 124.1 million derived from the reassessment of the fair value of the 49% interest held in Rigby before the business combination. In addition, all exchange gains (losses) accumulated in shareholders’ equity from the interest held in Rigby before the business combination (Ps. 12.9 million) were charged to income. These gains were disclosed under "Other operating results, net" in the statement of income.

The revenues Rigby has generated since November 27, 2012 and that have been disclosed in the consolidated statement of income amount to Ps. 12.1 million. Rigby has also run a net loss of Ps. 4 million during said period. If Rigby had been included in the consolidation since July 1st, 2012, the consolidated income statement would have shown pro-forma revenues in the amount of Ps. 1,101.4 million and pro-forma net income of Ps. 244.2 million.

4.           Financial risk management

4.1.	Financial risk

The group´s diverse activities are exposed to a variety of financial risk: market risk (including foreign currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

The Exhibit I provides information on financial risk management as of June 30, 2012 and July 1st, 2011. Since June 30, 2012, there have been no significant changes in the risk management or risk management policies applied by the Group.

4.2.           Fair value estimates

Since June 30, 2012 there have been no significant changes in business or economic circumstances affecting the fair value of the Group's financial assets or liabilities (either measured at fair value or amortized cost), nor any transfers between the different hierarchies used to assess the fair value of the Group's financial instrument and / or reclassifications between categories of financial instruments.

5.       Segment information

Below is a summarized analysis of the lines of business of the Group for the period ended December 31, 2012:

	12.31.2012
	Shopping Center Properties	Offices	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues	809,002	140,391	85,735	116,807	12,100	1,318	1,165,353
Costs	(385,542)	(57,538)	(63,008)	(84,553)	(10,292)	(477)	(601,410)
Gross Profit	423,460	82,853	22,727	32,254	1,808	841	563,943
Gain from disposal of investment properties	-	-	55,959	-	-	-	55,959
General and administrative expenses	(36,731)	(20,930)	(20,060)	(25,822)	(6,638)	(147)	(110,328)
Selling expenses	(25,752)	(5,163)	(9,471)	(13,767)	-	(638)	(54,791)
Other operating results, net	(7,616)	(3,009)	(7,874)	385	134,061	(873)	115,074
Profit / (loss) from operations	353,361	53,751	41,281	(6,950)	129,231	(817)	569,857
Share of profit / (loss) of associates and joint ventures	-	-	1,053	59	(37,978)	44,833	7,967
Segment profit / (loss)	353,361	53,751	42,334	(6,891)	91,253	44,016	577,824
Investment properties, net	2,038,210	830,211	528,935	-	687,453	-	4,084,809
Property, plant and equipment, net	14,186	23,437	3,737	174,661	199	-	216,220
Trading properties	-	-	166,603	-	76,504	-	243,107
Goodwill	343	5,481	-	-	-	-	5,824
Inventories	9,733	-	480	5,984	-	-	16,197
Investments in associates	-	-	26,448	21,315	581	1,063,703	1,112,047
Operating assets	2,062,472	859,129	726,203	201,960	764,737	1,063,703	5,678,204

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the period ended December 31, 2011:

	12.31.2011
	Shopping Center Properties	Offices	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues	671,666	120,207	65,672	85,034	-	3,229	945,808
Costs	(325,304)	(45,293)	(36,129)	(55,440)	-	(2,518)	(464,684)
Gross Profit	346,362	74,914	29,543	29,594	-	711	481,124
Gain from disposal of investment properties	-	-	24,727	-	-	-	24,727
General and administrative expenses	(28,723)	(16,786)	(16,319)	(18,105)	(2,993)	(104)	(83,030)
Selling expenses	(17,755)	(4,364)	(6,983)	(11,224)	-	2,593	(37,733)
Other operating results, net	(1,011)	(6,299)	(1,715)	(1,449)	298	625	(9,551)
Profit / (Loss)	298,873	47,465	29,253	(1,184)	(2,695)	3,825	375,537
Share of profit / (loss) of associates and joint ventures	-	-	848	-	(39,897)	57,144	18,095
Segment profit / (loss)	298,873	47,465	30,101	(1,184)	(42,592)	60,969	393,632

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Segment information (Continued)

The following tables present a reconciliation between the total results of segment operations and the results of operations as per the statements of income. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS.

	12.31.2012
	As per Total segment information	Adjustment for share of profit (loss) of joint ventures	As per statements of income
Revenues	1,165,353	(79,312)	1,086,041
Costs	(601,410)	60,693	(540,717)
Gross Profit	563,943	(18,619)	545,324
Gain from disposal of investment properties	55,959	-	55,959
General and administrative expenses	(110,328)	1,342	(108,986)
Selling expenses	(54,791)	6,259	(48,532)
Other operating results, net	115,074	35	115,109
Profit from operations	569,857	(10,983)	558,874
Share of profit of associates and joint ventures	7,967	6,417	14,384
Profit before financial results and income tax	577,824	(4,566)	573,258

	12.31.2011
	As per Total segment information	Adjustment for share of profit/ (loss) of joint ventures	As per statements of income
Revenues	945,808	(32,889)	912,919
Costs	(464,684)	24,248	(440,436)
Gross profit	481,124	(8,641)	472,483
Gain from disposal of investment properties	24,727	-	24,727
General and administrative expenses	(83,030)	1,046	(81,984)
Selling expenses	(37,733)	3,239	(34,494)
Other operating results, net	(9,551)	1,090	(8,461)
Profit from operations	375,537	(3,266)	372,271
Share of profit (loss) of associates and joint ventures	18,095	(1,871)	16,224
Profit Before financial results and income tax	393,632	(5,137)	388,495

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.           Segment information (Continued)

Total segment assets are allocated based on the operations of the segment and the physical location of the asset. In line with the discussion above, segment assets include the proportionate share of the assets of joint ventures. The statements of financial position under IFRS show the net investment in these joint ventures as a single item.

12.31.2012
Total reportable assets as per segment information	5,678,204
Investment properties, net	(141,927)
Property, plant and equipment, net	(116)
Trading properties	(55,441)
Inventories	(58)
Investments in associates and joint venture	282,960
Total assets as per the statements of financial position	5,763,622

6.	Information about main subsidiaries

The Group conducts its business through several operating and holding subsidiaries which are listed in Note 1.3 of Exhibit I. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

Set out below are the summarized financial information for each subsidiary that has non-controlling interests that are material to the Group:

Summarized statements of financial position

	APSA (i)			TYRUS (i)			EFANUR (i)
	12.31.2012	06.30.2012	07.01.2011	12.31.2012	06.30.2012	07.01.2011	12.31.2012	06.30.2012	07.01.2011
Assets
Non- current assets	2,043,064	1,954,917	1,858,277	1,379,652	769,240	788,363	157,827	135,922	-
Current assets	778,389	548,949	521,078	153,848	46,050	76,269	3,004	2,975	-
Total assets	2,821,453	2,503,866	2,379,355	1,533,500	815,290	864,632	160,831	138,897	-
Liabilities
Non-current liabilities	1,011,673	973,319	909,950	463,152	24,077	24,878	39,913	37,926	-
Current liabilities	801,534	558,024	536,651	78,453	38,451	65,869	1,359	1,216	-
Total liabilities	1,813,207	1,531,343	1,446,601	541,605	62,528	90,747	41,272	39,142	-
Net assets	1,008,246	972,523	932,754	991,895	752,762	773,885	119,559	99,755	-

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Information about main subsidiaries (Continued)

Summarized statements of income and statements of comprehensive income

	APSA (i)		TYRUS (i)		EFANUR (i)
	12.31.2012	12.31.2011	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Revenues	818,302	702,595	12,100	-	-	-
Profit before income tax	274,045	297,101	110,265	(71,923)	20,709	-
Income tax expense	(98,289)	(97,446)	(21,881)	-	-	-
Profit for the period	175,756	199,655	88,384	(71,923)	20,709	-
Other comprehensive income	-	-	7,695	9,231	-	-
Profit attributable to non-controlling interest	8,890	6,594	189	99	8,154	-
Dividends paid to non-controlling interest	(5,000)	(2,000)	-	-	-	-

Summarized cash flows

	APSA (i)		TYRUS (i)		EFANUR (i)
	12.31.2012	12.31.2011	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Net cash generated by (used in) operating activities	313,770	289,287	(14,615)	(1,752)	(148)	-
Net cash (used in) generated by investing activities	(218,109)	(20,630)	(197,137)	1,796	4,388	-
Net cash generated by (used in) financing activities	8,006	(193,454)	191,107	(34,316)	(2,829)	-
Net increase / (decrease) in cash and cash equivalents	103,667	75,203	(20,645)	(34,272)	1,411	-
Foreign exchange gain /(loss) on cash and cash equivalents	2,555	(4,583)	613	3,311	90	-
Cash and cash equivalents at beginning of year	102,698	145,552	38,854	70,147	1,446	-
Cash and cash equivalents at end of year	208,920	216,172	18,822	39,186	2,947	-

(i)	Includes consolidated financial information.
The information above is the amount before inter-company eliminations.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Interests in joint ventures

As of December 31, 2012, the joint ventures of the Group are Canteras Natal Crespo S.A., Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A. Nuevo Puerto Santa Fe S.A. (“NPSF”) and Entertainment Holdings S.A. The shares in these joint ventures are not publicly traded.

As of June 30, 2012, the joint ventures of the Group were Canteras Natal Crespo S.A., Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A. and NPSF.

As noted Note 3, APSA acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EH”)´s capital stock and votes and as a consequence APSA holds a jointly indirect interest in LRSA of 25% which operates the fairground Predio Ferial de Buenos Aires.

In connection with the Fairground, as publicly known, in December 2012 the Executive Branch issued Executive Order 2,552/12 that annulled an executive order dated 1991 which approved the sale of the Fairground to the SRA; the effect of this new order was to revoke the sale transaction. Subsequent to December 21, 2012, the Executive Branch notified the SRA of said executive order and further ordered that the property be returned to the Federal Government within 30 subsequent days. Then, the SRA issued a press release publicly disclosing the initiation of legal actions.

Neither has APSA been served notice formally nor is it a party involved in the legal actions brought by the SRA.

As of the date of these unaudited condensed interim consolidated financial statements, the above mentioned legal matters resulted in certain delays in gathering the information necessary to register the acquisition pursuant to IFRS 3. Therefore, APSA has prudently decided to record its investment at cost. APSA expects to complete the fair value computation on net assets acquired during the fiscal year ended June 30, 2013.

Changes in the Group’s investments in joint ventures for the six-month period ended December 31, 2012 and for the year ended June 30, 2012 were as follows:

	12.31.2012	06.30.2012
Beginning of the period / year	228,970	193,666
Acquisition of joint ventures	32,000	62,486
Capital contribution	15,573	15,850
Disposal of joint ventures	-	(19,448)
Share of profit, net	6,418	(23,584)
End of the period / year	282,961	228,970

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Interests in associates

As of June 30, 2012, the associate of the Group were New Lipstick LLC, Rigby 183 LLC, BHSA, Tarshop S.A., Manibil S.A., Lipstick Management LLC, Banco de Crédito y Securitización S.A. (“BACS”) and Bitania 26 S.A..

As of December 31, 2012, Rigby 183 LLC began to be reported on a consolidated basis and ceased to be an affiliate.

Changes in the Group’s investments in associates for the six-month period ended December 31, 2012 and for the year ended June 30, 2012 were as follows:

	12.31.2012	06.30.2012
Beginning of the period / year	1,216,845	1,179,549
Acquisition of associates	-	6,166
Capital contributions	6,787	-
Share of profit, net	7,966	35,244
Currency translation adjustment	5,536	(4,114)
Dividend payments (ii)	(33,813)	-
Decrease for the taking over (see Note 3)	(103,315)	-
End of the period/year (i)	(*) 1,100,006	1,216,845

(i)	Includes a balance of Ps. (12,040) reflecting interests in companies with negative equity as of December 31, 2012 which is reclassified to “Provisions” (see Note 20).
(ii)	During the period, the Group cashed dividends from Manibil S.A. and BHSA in the amount of Ps. 3.3 million and Ps. 30.5 million, respectively.

9.	Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2012 and for the year ended June 30, 2012 were as follows:

	12.31.2012	06.30.2012
Beginning of the period / year	3,275,226	3,340,081
Currency translation adjustment	14,242	-
Additions and acquisitions	87,757	108,863
Acquisition of subsidiaries (ii)	679,219	-
Reclassifications of property, plant and equipment	4,669	-
Sales and disposals (ii)	(25,772)	(38,889)
Depreciation charge (i)	(92,459)	(134,829)
End of the period / year	3,942,882	3,275,226

(i)	Depreciation charges of investment properties were included in “Costs” in the Statements of Income (Note 26).
(ii)	See Note 3.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina
9.           Investment properties (Continued)

The following amounts have been recognized in the statements of income:

	12.31.2012	12.31.2011
Rental and service income	939,257	785,097
Direct operating expenses	(438,069)	(368,286)
Gain from disposal of investment properties	55,959	24,727

10.	Property, plant and equipment, net

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2012 and for the year ended June 30, 2012 were as follows:

	12.31.2012	06.30.2012
Beginning of the period / year	228,033	235,245
Currency translation adjustment	16	-
Additions	7,085	19,089
Disposals of unused assets	(817)	(2,919)
Reclassifications to Investment properties	(4,669)	-
Depreciation charge (i)	(13,544)	(23,382)
End of the period / year	216,104	228,033

(i)	Depreciation charges of property, plant and equipment were included in “General and administrative expenses” and “Costs” in the Statement of Income (Note 26).

11.	Trading properties

Changes in the Group’s trading properties for the six-month period ended December 31, 2012 and for the year ended June 30, 2012 were as follows:

	12.31.2012	06.30.2012
Beginning of the period / year	176,823	181,991
Additions	5,855	15,399
Currency translation adjustment	9,210	-
Sales	(4,222)	(20,567)
End of the period / year	187,666	176,823

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.	Intangible assets, net

Changes in the Group’s intangible assets for the six-month period ended December 31, 2012 and for the year ended June 30, 2012 were as follows:

	12.31.2012	06.30.2012
Beginning of the period / year	29,389	31,900
Additions	301	711
Acquisition of subsidiary (goodwill)	45,723	-
Currency translation adjustment	891	-
Disposals	-	(2,960)
Amortization change (i)	(1,092)	(262)
End of the period / year	75,212	29,389

(i)	Amortization charges of intangible assets are included in “General and administrative expenses” in the Statement of Income (Note 26).

13.	Inventories

Group’s inventories as of December 31, 2012, June 30, 2012 and July 1st, 2011 were as follows:

	12.31.2012	06.30.2012	07.01.2011
Current
Hotel supplies (i)	5,984	4,792	3,575
Materials and others items of inventories (i)	10,155	10,867	3,245
Current inventories	16,139	15,659	6,820
Total inventories	16,139	15,659	6,820

(i)	Inventories cost are included in “Costs” in the Statement of Income (Note 26).

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Trade and other receivables, net

Group’s trade and other receivables, as of December 31, 2012, June 30, 2012 and July 1st, 2011 were as follows:

	12.31.2012	06.30.2012	07.01.2011
Non-current
Trade, leases and services receivable	64,394	52,339	29,403
Receivables from the sale of properties	2,208	2,208	2,208
Less: allowance for trade receivables	(2,208)	(2,208)	(2,208)
Non-current trade receivables	64,394	52,339	29,403
VAT receivables	36,781	33,942	48,214
Minimum presumed income tax (“MPIT”)	118,637	103,263	78,387
Other tax receivables	158	1,346	1,103
Advance payments	5,062	2,980	3,114
Others	528	1,592	3,958
Non-current other receivables, net	161,166	143,123	134,776
Related parties (Note 31)	958	910	830
Non-current trade and other receivables, net	226,518	196,372	165,009

Current
Consumer financing receivables	16,556	15,992	75,117
Leases and services receivables	214,002	180,113	146,277
Receivables from hotel operations	27,340	14,106	9,954
Checks to be deposited	150,221	126,809	94,890
Notes receivables	5,815	8,317	5,987
Trade and lease debtors under legal proceedings	45,610	46,208	48,954
Less: allowance for trade receivables	(67,797)	(65,899)	(117,552)
Current trade receivables, net	391,747	325,646	263,627
VAT receivables	15,825	20,196	27,607
MPIT	-	732	226
Other tax receivables	7,656	5,691	7,282
Loans granted	5,569	11,155	644
Prepaid expenses	32,305	47,284	42,679
Restricted funds	14,338	-	-
Restituted funds receivables	-	-	4,278
Advance from vendors	35,300	21,056	14,595
Dividends received	3,327	-	-
Other	3,456	6,891	11,925
Less: allowance for other receivables	(181)	-	-
Current other receivables, net	117,595	113,005	109,236
Related parties (Note 31)	35,053	37,226	47,132
Current trade and other receivables, net	544,395	475,877	419,995
Total trade and other receivables, net………………………..	770,913	672,249	585,004

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Trade and other receivables, net (Continued)

Movements on the Group’s allowance for trade and other receivables are as follows:

	12.31.2012	06.30.2012
Beginning of the period / year	68,107	119,760
Charges of the period / year	10,778	15,554
Unused amounts reversed	(8,298)	(8,590)
Used during the period / year	(401)	(58,617)
End of the period / year	70,186	68,107

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statements of income (Note 26). Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

15.	Investments in financial assets

Group’s financial assets at fair value through profit or loss as of December 31, 2012, June 30, 2012 and July 1st, 2011 were as follows:

	12.31.2012	06.30.2012	07.01.2011
Non-current
Financial assets at fair value
Investment in equity securities in TGLT S.A	50,167	65,131	68,656
Investment in equity securities in Hersha	356,208	432,770	355,942
Preferred shares of Supertel	137,165	117,488	-
Common shares of Supertel	471	-	-
Don Mario S.G.R.	10,060	10,000	-
Other equity securities in public companies	58	221	271
Financial assets at amortized cost
Non-Convertible Notes related parties and others (Note 31)	23,143	30,050	7,807
Total investments in non-current financial assets	577,272	655,660	432,676
Current
Financial assets at fair value
Mutual funds (Note 31)	193,898	57,955	60,061
Mortgage bonds (Note 31)	514	496	477
Government bonds	21,340	9	12
Investment in equity securities in Hersha	39,829	-	-
Don Mario S.G.R.	708	-	-
Other securities in public companies	37	11,668	1,911
Financial assets at amortized cost
Non-Convertible Notes related parties and others (Note 31)	18,338	8,781	2,615
Total investments in current financial assets	274,664	78,909	65,076
Total investments in financial assets.	851,936	734,569	497,752

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Derivative financial instruments

Group’s derivative financial instruments for the six-month period ended December 31, 2012, June 30, 2012 and July 1st, 2011 were as follows:

	12.31.2012	06.30.2012	07.01.2011
Assets
Non-current
Hersha call option	-	-	60,442
Warrants of Supertel	20,192	18,434	-
Total non-current derivative financial instruments	20,192	18,434	60,442
Total derivative financial instruments	20,192	18,434	60,442

17.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of December 31, 2012 and for the year ended June 30, 2012 and July 1st, 2011:

	12.31.2012	06.30.2012	07.01.2011
Cash at bank and on hand	363,039	234,519	161,193
Mutual funds	2,998	24,650	140,366
Total cash and cash equivalents	366,037	259,169	301,559

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.	Cash flow information (Continued)

Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended December 31, 2012 and 2011.

	Note	12.31.2012	12.31.2011
Profit for the period		245,879	79,384
Adjustments for:
Income tax expense	22	70,084	53,484
Retirement of obsolete properties		817	-
Depreciation and amortization	26	107,095	85,838
(Gain) from disposal of investment properties	9	(55,959)	(24,727)
Dividends received		(9,812)	(5,641)
Share-based payments		3,161	2,396
Loss / (gain) from financial instruments	29	(49,023)	24,762
Loss on derivative financial instruments	29	1,162	15,679
(Gain) from purchase of subsidiaries		(137,062)	-
Interest expense, net	29	136,889	129,123
Provisions and allowances		52,958	19,619
Share of (profit) / loss of associates and joint ventures		(14,384)	(16,224)
Unrealized foreign exchange (gain) / loss, net		158,197	88,255
Changes in operating assets and liabilities:
Increase in inventories		(480)	(923)
Decrease in trading properties		(1,633)	6,242
(Increase) / decrease in trade and other receivables, net		(67,539)	31,544
Increase in derivative financial instruments		-	(27,821)
Increase/ (decrease) in trade and other payables		51,792	(111,314)
Decrease in salaries and social security liabilities		(2,446)	(7,674)
Decrease in provisions		(138)	(536)
Net cash generated by operating activities before income tax paid		489,558	341,466

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.	Cash flow information (Continued)

Supplemental cash flow information

Non-cash activities

	12.31.2012	12.31.2011
Increase in investments in financial assets through an increase in borrowings	18,767	-
Reimbursement of expired dividends	626	-
Dividends payable	52,487	-
Increase of investment properties, net through a decrease in property, plant and equipment	4,669	-
Decrease in non-controlling interest through an increase in trade and other payables	2,895	-
Decrease in trading properties through an increase / decrease en trade and other payables	-	13,527
Foreign currency translation of subsidiaries	-	8,881
Increase in trade and other receivables, net through an increase in trade and other payables	-	4,795
Decrease in borrowings through an increase in shareholders' equity	-	38
Decrease in intangible assets, net through a decrease in trade and other payables	-	1,153
Decrease in trade and other receivables, net	-	8,671
Decrease in investments in associates and joint ventures	-	16,004
Decrease in trade and other payables	-	(24,675)
Transfers of trade and other receivables, net to investment properties, net	-	3,628

18.	Trade and other payables

Group’s trade and other payables as of December 31, 2012, June 30, 2012 and July 1st, 2011 were as follows:

	12.31.2012	06.30.2012	07.01.2011
Non-current
Trade payables	-	4	47
Admission rights	94,784	85,281	66,885
Sale and rent payments received in advance	56,060	44,846	45,345
Guarantee deposits	5,718	8,346	3,875
Non-current trade payables	156,562	138,477	116,152
Tax payment facilities plan	17,699	15,426	17,386
Other tax liabilities	-	3,460	2,759
Deferred income tax	8,770	8,903	10,143
Other	250	370	2,481
Non-current other payables	26,719	28,159	32,769
Related parties (Note 31)	20	20	434
Non-current trade and other payables	183,301	166,656	149,355
Current
Trade payables	72,018	54,267	40,923
Invoices to be received	68,970	65,008	57,989
Guarantee deposits	14,297	2,957	3,978
Admission rights	85,978	78,030	60,580
Sale and rent payments received in advance	155,528	119,099	106,599
Current trade payables	396,791	319,361	270,069
VAT payables	21,645	24,980	21,615
MPIT	11,544	8,683	11,435
Deferred revenue	931	266	17,079
Other tax liabilities	23,941	21,707	26,677
Dividends payable to non-controlling shareholders	58,591	34,724	-
Others	11,722	7,330	6,067
Current other payables	128,374	97,690	82,873
Related parties (Note 31)	88,297	83,875	61,244
Current trade and other payables	613,462	500,926	414,186
Total trade and other payables	796,763	667,582	563,541

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.	Salaries and social security liabilities

Group’s Salaries and social security liabilities as of December 31, 2012, June 30, 2012 and July 1st, 2011 were as follows:

	12.31.2012	06.30.2012	07.01.2011
Current
Provision for vacation, bonuses and severance	22,987	30,323	25,681
Social security payable	12,754	6,584	7,545
Others	1,420	2,700	863
Current salaries and social security liabilities	37,161	39,607	34,089
Total salaries and social security liabilities	37,161	39,607	34,089
20.	Provisions

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Tax and social security	Investments in associates (*)	Others	Total as per
At July 1, 2011	14,925	670	-	392	15,987
Additions	11,705	1,697	-	90	13,492
Recovery	(5,674)	(797)	-	(126)	(6,597)
Used during the year	(2,628)	-	-	15	(2,613)
At June 30, 2012	18,328	1,570	-	371	20,269
Additions	10,775	-	12,040	66	22,881
Recovery	(1,804)	(203)	-	(145)	(2,152)
Used during the period	(138)	-	-	-	(138)
At December 31, 2012	27,161	1,367	12,040	292	40,860

(*)	Corresponds to equity interests in affiliates with negative equity.

The analysis of total provisions is as follows:

	12.31.2012	06.30.2012	07.01.2011
Non-current	28,735	17,823	12,881
Current	12,125	2,446	3,106
	40,860	20,269	15,987

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Borrowings

The breakdown of the Group borrowings as of December 31, 2012, June 30, 2012 and July 1st, 2011 was as follows:

						Book value
	Secured / unsecured	Currency	Rate	Effective interest rate %	Nominal Value	12.31.2012	06.30.2012	07.01.2011
Non-current
APSA CN due 2014	Unsecured	US$	Fixed	10%	50,000	40	39	4,640
NCN IRSA due 2017	Unsecured	US$	Fixed	8.5%	150,000	717,471	675,843	612,419
APSA NCN due 2017	Unsecured	US$	Fixed	7.875%	120,000	523,413	480,964	432,591
NCN IRSA due 2020	Unsecured	US$	Fixed	11.5%	150,000	719,553	661,078	598,116
NCN IRSA due 2013	Unsecured	Ps.	Floating	Badlar + 2.49%	153,152	-	51,032	-
NCN IRSA due 2014	Unsecured	US$	Fixed	7.45%	33,832	41,587	114,665	-
Seller financing	Secured	US$	Fixed	3.5%	2,700	13,432	-
Seller financing of Soleil Factory (i)	Secured	US$	Fixed	5%	12,610	43,527	38,689	35,125
Seller financing of Arcos del Gourmet S.A. (ii)	Unsecured	US$	Fixed	11.69%	258	1,272	1,530	-
Seller financing of Zetol S.A. (iv)	Secured	US$	Fixed	3.5%	2,618	13,026	24,077	14,796
Other borrowings						-	-	27,585
Syndicated loan (Note 31) (v)	Unsecured	Ps.	Fixed	15.01%	118,000	103,531	-	-
Banco Provincia de Buenos Aires loan (vi)	Unsecured	Ps.	Fixed	15.01%	29,000	25,617	-	-
Banco M&T loan	Secured	US$	Floating	Libor + 3.25%	75,000	376,378	-	-
Finance leases obligations	Secured	US$	Fixed	7.5%	8,678	236	480	-
Total Non-current borrowings						2,579,083	2,048,397	1,725,272

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Borrowings (Continued)

						Book value
	Secured / unsecured	Currency	Rate	Effective interest rate %	Nominal Value	12.31.2012	06.30.2012	07.01.2011
Current
APSA CN due 2014	Unsecured	US$	Fixed	10%	50,000	2	-	-
APSA NCN due 2012	Unsecured	Ps.	Fixed	11%	-	-	-	28,889
NCN IRSA due 2017	Unsecured	US$	Fixed	8.5%	150,000	25,252	23,175	20,960
APSA NCN due 2017	Unsecured	US$	Fixed	7.875%	120,000	3,818	4,555	4,490
NCN IRSA due 2020	Unsecured	US$	Fixed	11.5%	150,000	37,000	34,003	30,800
NCN IRSA due 2013	Unsecured	Ps.	Floating	Badlar + 2.49%	153,152	156,319	102,888	-
NCN IRSA due 2014	Unsecured	US$	Fixed	7.45%	33,832	125,556	38,278	-
Bank overdrafts	Unsecured	Ps.	Floating			279,373	195,270	420,032
Short-term loans						25,957	126,654	139,585
Syndicated loan (Note 31) (v)	Unsecured	Ps.	Fixed	15.01%	118,000	12,453	-	-
Banco Provincia de Buenos Aires loan (vi)	Unsecured	Ps.	Fixed	15.01%	29,000	3,300	-	-
Seller financing	Secured	US$	Fixed	3.5%	1,800	11,738	-	-
Seller financing of Soleil Factory (i)	Secured	US$	Fixed	5%	12,610	1,563	2,854	4,714
Seller financing of Arcos del Gourmet S.A. (ii)	Unsecured	US$	Fixed	11.69%	1,700	8,362	10,235	-
Seller financing of Zetol S.A. (iv)	Secured	US$	Fixed	3.5%	283	1,408	11,623	18,117
Seller financing of Nuevo Puerto Santa Fe S.A. (iii)	Unsecured	US$	Fixed	7.44%	269	2,006	7,417	-
Finance leases obligations	Unsecured	Ps.	Floating	Badlar	690	647	944	-
Related party (Note 31)					67,363	70,155	-	-
Current borrowings						764,909	557,896	667,587
Total borrowings						3,343,992	2,606,293	2,392,859

CN: Convertible Notes.
NCN: Non-convertible Notes
(i) Seller financing of Soleil Factory (investment properties): Mortgage financing of US$ 20.7 million with a fixed 5% interest rate due in June 2017.
(ii) Seller financing - Arcos del Gourmet S.A. (intangible assets): Unsecured financing amounting to US$ 1 million plus a variable amount up to a maximum of US$ 3.5 million.
(iii) Seller financing - Nuevo Puerto Santa Fe S.A. (investment properties): Financing of US$ 4.5 million without interest paid in 19 installments due in February 2013.
(iv) Seller financing of Zetol S.A. (trading properties): Mortgage financing of US$ 7 million with a fixed 3.5% interest rate. The balance is payable, by choice of the seller, in money or with the delivery of units in buildings to be built representative of 12% of the total marketable square meters built.
(v) On November 14, 2012, the Company executed a syndicated loan for Ps. 118 million with several banks, including Banco Hipotecario. Principal will be payable in 9 quarterly consecutive installments.
(vi) On December 12, 2012, the Company subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 installments.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Current and deferred income tax

The details of the provision for the Group’s income tax, were as follows:

	12.31.2012	12.31.2011
Current income tax	(98,711)	(106,507)
Deferred income tax	28,627	53,023
Income tax gain	(70,084)	(53,484)

The gross movement on the deferred income tax account was as follows:

	12.31.2012	06.30.2012
Beginning of the period / year	(376,977)	(467,129)
Acquisition of subsidiary	(26,103)	-
Currency translation adjustment	3,870
Income tax and deferred income tax	28,627	90,152
End of the period / year	(370,583)	(376,977)

The Group did not recognize deferred income tax assets of Ps. 37.1 million and Ps. 48.9 million as of December 31, 2012 and June 30, 2012, respectively. Although management believes that it will become profitable in the foreseeable future, as a result of the history of recent losses incurred during the development phase of the different Group’s business operations and the lack of verifiable and objective evidence due to the limited operating history of the Group itself, the Board of Directors has determined that there is sufficient uncertainty as to the generation of sufficient income to utilize the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Below is a reconciliation between income tax recognized and that which would result applying the prevailing tax rate on Profit before income tax for the six-month periods ended December 31, 2012 and 2011:

	12.31.2012	12.31.2011
Tax calculated at the tax rates applicable to profits in the respective countries	118,423	39,925
Permanent differences:
Share of loss of associates and joint ventures	(15,597)	(16,006)
Difference between tax return and provision	(6,332)	(4,904)
Unrecognized tax losses	(23,151)	810
Non-deductible items	1,429	1,513
Non-taxable items	-	(5,601)
Non-taxable income	(7,322)	34,402
Others	2,634	3,345
Income tax gain	70,084	53,484

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.	Dividends

The dividends paid in the period ended December 31, 2012 were Ps. 171.5 million.

Dividends for the year ended June 30, 2012 amounted to Ps. 180 million which were approved by the General Shareholders meeting as of October 31, 2012.

Out of the balance of current dividends which, as of September 30, 2012, amounted to Ps. 3,111, Ps. 618 became forfeited on November 17, 2012. The remaining balance of Ps. 2,493 is disclosed under Trade and other payables.

24.	Revenues

	12.31.2012	12.31.2011
Base rent	385,864	307,868
Contingent rent	143,077	121,715
Admission rights	51,433	41,854
Averaging scheduled rent escalation	9,344	13,314
Parking fees	30,792	21,717
Letting fees	13,053	15,546
Service charges	299,688	253,798
Property management fee	16,317	7,891
Consumer financing	1,318	3,229
Others	1,789	1,393
Total rental and service income	952,675	788,325
Sale of trading properties	16,555	39,559
Revenue from hotel operations	116,807	85,035
Others	4	-
Total other revenues	133,366	124,594
Total revenues	1,086,041	912,919

25.	Cost

	12.31.2012	12.31.2011
Costs of rental and services	448,360	368,284
Costs of sale	7,327	14,193
Costs from hotel operations	84,553	55,441
Costs from consumer financing	477	2,518
Total costs	540,717	440,436

26.	Expenses by nature

The Group disclosed expenses the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Group.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.	Expenses by nature (Continued)

For the period ended December 31, 2012:

	Group Costs
	Cost of sale and development	Cost of rental and services	Costs from consumer financing	Costs from hotel operations	General and administrative expenses	Selling expenses	Total
Leases and expenses	919	17,558	-	134	467	433	19,511
Depreciation and amortization	316	97,548	-	5,872	3,253	106	107,095
Allowance for trade and other receivables (charge and recovery)	-	-	-	-	-	2,480	2,480
Advertising and other selling expenses	-	71,813	-	2,452	-	8,919	83,184
Taxes, rates and contributions	605	29,543	-	-	2,637	25,157	57,942
Maintenance, security, cleaning, repairs and others	877	103,447	29	10,978	5,313	311	120,955
Fees and payments for services	86	11,305	441	779	20,147	1,594	34,352
Director´s fees	-	171	-	-	41,618	-	41,789
Salaries, social security costs and other personnel expenses	284	112,337	3	46,365	29,056	8,116	196,161
Cost of sale of properties	4,222	-	-	-	-	-	4,222
Food, beverage and other lodging expenses	-	-	-	17,645	1,443	391	19,479
Others	18	4,638	4	328	5,052	1,025	11,065
Total expenses by nature	7,327	448,360	477	84,553	108,986	48,532	698,235

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.	Expenses by nature (Continued)

For the period ended December 31, 2011:

	Group costs
	Cost of sale and development	Cost of rental and services	Costs from consumer financing	Costs from hotel operations	General and administrative expenses	Selling expenses	Total
Leases and expenses	1,078	17,554	-	133	141	394	19,300
Depreciation and amortization	-	78,779	4	5,115	1,919	21	85,838
Allowance for trade and other receivables (charge and recovery)	-	-	-	-	-	(483)	(483)
Advertising and other selling expenses	-	65,758	-	1,443	-	6,585	73,786
Taxes, sales and contributions	580	20,598	-	-	1,415	19,142	41,735
Maintenance, security, cleaning, repair and others	900	83,072	216	9,297	4,200	267	97,952
Fees and payments for services	313	9,612	2,266	1,737	13,207	1,590	28,725
Directors fees	-	-	-	-	28,073	-	28,073
Salaries, social security costs and other personnel expenses	43	87,083	14	27,971	27,164	6,393	148,668
Cost of sales of properties	11,277	-	-	-	-	-	11,277
Food, beverage and other lodging expenses	-	-	-	9,480	1,523	221	11,224
Others	2	5,828	18	265	4,342	364	10,819
	14,193	368,284	2,518	55,441	81,984	34,494	556,914

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.	Employee costs

	12.31.2012	12.31.2011
Salaries, bonuses, social security expenses and others	193,000	146,272
Shared-based compensation	3,161	2,396
Total employee costs	196,161	148,668

28.	Other operating results, net

	12.31.2012	12.31.2011
Result from purchase of subsidiaries (Note 3)	137,062	-
Tax on shareholders´ personal assets	(3,571)	(2,035)
Donations	(4,068)	(4,553)
Recovery of allowances	3,294	3,559
Judgments and other contingencies (1)	(11,110)	(6,245)
Others	(6,498)	813
Total other operating results, net	115,109	(8,461)

(1)	Includes legal expenses.

29.	Financial results, net

	12.31.2012	12.31.2011
Finance income:
- Interest income	13,388	8,399
- Foreign exchange gain	30,072	17,388
- Dividends income	9,812	5,641
- Fair value gains of financial assets at fair value through profit or loss	68,314	18,605
Total finance income	121,586	50,033

Finance costs:
- Interest expense	(150,277)	(137,522)
- Foreign exchange losses	(184,368)	(91,108)
- Fair value loss of financial assets at fair value through profit or loss	(19,291)	(43,367)
- Loss from derivative financial instruments	(1,162)	(15,679)
- Other financial costs	(23,783)	(17,984)
Total finance costs	(378,881)	(305,660)
Total financial results, net	(257,295)	(255,627)

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Shared-based payments

Established by the Company and subsidiaries

The Group incurred a charge of Ps. 3.1 million and Ps. 2.3 million for the six-month periods ended December 31, 2012 and 2011, respectively, related to the awards granted under the Equity Incentive Plan (22,650 shares granted over the period).

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.	Related party transactions

The following is a summary of the balances with related parties as of December 31, 2012:

Related party	Reference	Description of transaction	Investments in non-current financial assets	Investments in current financial assets	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Consultores Assets Management S.A.	(4)	Reimbursement of expenses	-	-	-	2,405	-	(41))	-	-
Estudio Zang, Bergel & Viñes	(5)	Advances	-	-	-	57	-	-	-	-
		Reimbursement of expenses	-	-	-	-	-	(5))	-	-
		Professional fees	-	-	-	68	-	(1,060))	-	-
Fundación IRSA	(4)	Reimbursement of expenses	-	-	-	40	-	(4))	-	-
Museo de los Niños	(4)	Reimbursement of expenses	-	-	-	643	-	(23))	-	-
		Leases	-	-	-	700	-	-	-	-
Directors	(5)	Reimbursement of expenses	-	-	-	157	-	-	-	-
		Fees	-	-	-	686	-	(38,216))	-	-
		APSA CN 2014	-	-	-	-	-	-	(5))	-
		Guarantee deposits	-	-	-	-	(20))	-		-
Quality invest S.A.	(2)	Reimbursement of expenses	-	-	-	-	-	(48))	-	-
		Borrowings	-	-	-	10	-	-	-	-
New Lipstick LLC	(3)	Reimbursement of expenses	-	-	-	1,385	-	-	-	-
Lipstick Management LLC	(3)	Reimbursement of expenses	-	-	-	462	-	-	-	-
IRSA Developments LP	(3)	Reimbursement of expenses	-	-	-	9	-	-	-	-
		Capital contributions	-	-	-	-	-	(5)	-	-

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.	Related party transactions (Continued)

Related party	Reference	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Inversiones Financieras del Sur S.A.	(6)	Borrowings	-	-	-	131	-	-	-	-
		Reimbursement of expenses	-	-	-	-	-	(3))	-	-
Elsztain Managing Partners Limited	(4)	Management fees	-	-	-	-	-	(37))	-	-
Banco Hipotecario S.A.	(3)	Reimbursement of expenses	-	514	-	306	-	(81))	-	-
		Leases	-	-	-	10	-	-	-	-
		Borrowings	-	-	-	-	-	-	(17,778))	(2,222))
		Non-Convertible Notes	-	5,020	-	-	-	-	-	-
Cyrsa S.A.	(2)	Reimbursement of expenses	-	-	-	994	-	(250))	-	-
		Borrowings	-	-	-	-	-	-	-	(70,155))
Tarshop S.A.	(3)	Reimbursement of expenses	-	-	-	1,662	-	(21))	-	-
		Leases	-	-	-	8	-	-	-	-
Nuevo Puerto Santa Fe S.A.	(2)	Reimbursement of expenses	-	-	-	740	-	(282))	-	-
		Management fees	-	-	-	24	-	-	-	-
Canteras Natal Crespo S.A.	(2)	Management fees	-	-	-	164	-	-	-	-
		Contributions to be paid in	-	-	-	4	-	-	-	-
		Borrowings	-	-	-	93	-	-	-	-
		Reimbursement of expenses	-	-	-	839	-	-	-	-
Baicom Neworks S.A.	(2)	Reimbursement of expenses	-	-	-	12	-	-	-	-
		Contributions to be paid in	-	-	-	150	-	-	-	-
		Management fees	-	-	-	2	-	-	-	-
		Loan granted	-	-	958	-	-	-	-	-

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31	Related party transactions (Continued)

Related party	Reference	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings Non-current	Borrowings current
Puerto Retiro S.A.	(2)	Reimbursement of expenses	-	-	-	154	-	-	-	-
		Loans granted	-	-	-	2,394	-	-	-	-
Cactus Argentina S.A.	(4)	Reimbursement of expenses	-	-	-	6	-	-	-	-
Cresud S.A.C.I.F. y A.	(1)	Other receivables	-	-	-	7	-	-	-	-
		Reimbursement of expenses	-	-	-	4,243	-	(1,362))	-	-
		Shared services	-	-	-	15,526	-	(45,948))	-	-
		Dividends	-	-	-	-	-	(903))	-	-
		Loans	-	-	-	171	-	-	-	-
		Sale of real state property	-	-	-	701	-	-	-	-
		Non-convertible Notes – Cresud S.A.C.I.F y A.	23,143	13,318	-	-	-	-	-	-
Futuros y Opciones.com S.A.	(6)	Reimbursement of expenses	-	-	-	82	-	(8))	-	-
FyO Trading S.A.	(4)	Reimbursement of expenses	-	-	-	7	-	-	-	-
Helmir S.A.	(4)	Reimbursement of expenses	-	-	-	1	-	-	-	-
Dolphin Fund Plc.	(7)	shares/Mutual funds	-	138,155	-	-	-	-	-	-
Total			23,143	157,007	958	35,053	(20))	(88,297))	(17,783))	(72,377))

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.	Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the six-month period ended December 31, 2012:

Related party	Reference	Rental	Fees	Income/expenses of shared services	Legal fees	Interest income / (expenses)	Donations	Others
Estudio Zang, Bergel & Viñes	(5)	-	-	-	(7,169)	-	-	-
Fundación IRSA	(4)	-	-	-	-	-	(1,420)	-
Directors	(5)	-	(41,618)	-	-	-	-	-
Canteras Natal Crespo S.A.	(2)	-	-	48	-	5	-	-
Cyrsa S.A.	(2)	-	-	-	-	(2,792)	-	-
Tarshop S.A.	(3)	2,730	-	153	-	(189)	-	-
Baicom Networks S.A.	(2)	-	6	-	-	47	-	-
Consultores Assets Management S.A.	(4)	80	-	-	-	-	-	-
Puerto Retiro S.A.	(2)	-	-	-	-	189	-	-
Quality Invest S.A.	(2)	-	-	-	-	10	-	108
Inversiones Financieras del Sur S.A.	(6)	-	-	-	-	103	-	-
Cresud S.A.C.I. F. y A.	(1)	704	(12,272)	(33,048)	-	3,241	-	-
Nuevo Puerto Santa Fe S.A.	(2)	-	-	-	-	-	-	705
		3,514	(53,884)	(32,847)	(7,169)	614	(1,420)	813

(1)	Shareholder
(2)	Joint venture
(3)	Associate
(4)	Associate related party
(5)	Related to the Board of Directors.
(6)	Shareholder of Cresud S.A.C.I.F. y A.
(7)
Since 1996, the Group maintains an investment in Dolphin Fund Plc, an Investment Fund related to the Group´s president. The investment is recorded as financial instruments at fair value through profit and loss. As of December 31, 2012 this investment amounts to Ps. 138.2 million. During October 2012, there has been additional investment for an amount of US$ 20 million.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.	Negative working capital

As of the period-end, the Group has recorded negative working capital which is currently under consideration of the Board of Directors and Management.

33.	Events after the date of the statement of financial position

1.         Significant sale of investment properties

On January 8, 2013, IRSA sold several functional units (stores and parking spaces) of the building “Costeros Dique IV”. The total price of the transaction was Ps. 9.2 million.

2.         Sale of Hersha’s shares

During January and February 2013, the Group through its subsidiaries sold 1,619,729 shares of Hersha’s common stock for a total of approximately US$ 8.5 million.

3. Partial repayment of amounts owed by Quality Invest S.A. (Quality)

In January 2013, Quality made a partial payment of the third installment of the amounts due for the acquisition of the Nobleza Piccardo S.A.I.C. y F. property, for US$ 2 million.

4.         Conversion of APSA´s Convertible notes

On January 24, 2013 one of the holders of APSA´s ONC exercised their conversion right. Therefore, 223,456 ordinary shares were issued of Ps. 0.1 face value each and ONC for US$ 0.07 were derecognized.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
C.U.I.T.: 30-52532274-9
Legal address: Bolívar 108 - 1° floor - Autonomous City of Buenos Aires

1. We have reviewed the accompanying unaudited condensed interim consolidated statement of financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries as of December 31, 2012, and the related unaudited condensed interim consolidated statements of income, unaudited condensed interim consolidated statements of comprehensive income for the six and three-month periods ended December 31, 2012, and the unaudited condensed interim consolidated statements of changes of shareholders’ equity and unaudited condensed interim consolidated statements of cash flows for the six-month period ended December 31, 2012 and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2012 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2. The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting  Standards (IFRS). The IFRS as issued by the International Accounting Standard Board (IASB) were adopted as accounting standards by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) and incorporated by the National Securities Commission (CNV) to its regulations. Therefore, the Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Accounting Standard 34 "Interim Financial Reporting" (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3. We conducted our review in accordance with Technical Resolution No. 7 issued by the FACPCE for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

4. As mentioned in Note 2.1 to the unaudited condensed interim consolidated financial statements, these unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34. The fiscal year ended June 30, 2013 will be the first year of application of IFRS. The adjustments and other effects of the transition to IFRS are presented in Note 2.3 to these unaudited condensed interim consolidated financial statements. The amounts included in the reconciliations shown in Note 2.3 are subject to change as a consequence of potential changes in IFRS which may occur until June 30, 2013, and should only be considered as final upon issuance of the annual financial statements for the fiscal year ended June 30, 2013.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Continued)

5. Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements have not been prepared in all material respects in accordance with IAS 34.

6. In accordance with current regulations, we hereby inform that :

a) the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedas Anónima are recorded in the "Inventory and Balance Sheet Book" and carried in all formal respects in conformity with legal requirements, and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b) the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c) we have read the Business Summary (“Reseña Informativa”) and the Additional Information to the notes to the unaudited condensed interim consolidated financial statements required by Article 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d) at December 31, 2012, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 384,633, which was not callable at that date.

Autonomous City of Buenos Aires, February 18, 2013.

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. T° 175 F° 65	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Marcelo Héctor Fuxman Public Accountant (U.B.A.) C.P.C.E. C.A.B.A. T° 134 F° 85

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements as of December 31, 2012 and for the six-month periods ended December 31, 2012 and 2011.

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Financial Position as of December 31, 2012, June 30, 2012 and July 1, 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2012	06.30.2012	07.01.2011
ASSETS
Non-current Assets
Investment properties, net	6	851,645	890,433	925,906
Property, plant and equipment, net	7	7,891	8,765	10,138
Trading properties	8	64,676	66,997	65,252
Intangible assets, net	9	5,912	5,987	8,724
Investments in subsidiaries, associates and joint ventures	5	3,596,570	3,357,430	3,289,725
Deferred income tax assets	18	24,422	-	-
Trade and other receivables, net	11	139,610	139,449	60,567
Investments in financial assets	12	130	163,594	149,157
Total Non-current Assets		4,690,856	4,632,655	4,509,469
Current Assets
Trading properties	8	3,296	4,120	10,840
Inventories	10	480	474	427
Trade and other receivables, net	11	85,434	67,854	126,605
Investments in financial assets	12	171,627	20,680	24,302
Cash and cash equivalents	13	120,030	76,872	45,163
Total Current Assets		380,867	170,000	207,337
TOTAL ASSETS		5,071,723	4,802,655	4,716,806

SHAREHOLDERS EQUITY
Shared capital		578,676	578,676	578,676
Inflation adjustment of share capital		123,329	274,387	274,387
Share premium		793,123	793,123	793,123
Reserve for share-based payments		5,646	2,595	-
Legal reserve…		85,140	71,136	57,031
Other reserves …		492,441	419,783	391,262
Cumulative translation adjustment		25,008	14,502	-
Acquisition of additional interest in the subsidiaries		(16,856)	(15,714)	-
Retained earnings		619,622	510,853	656,525
TOTAL SHAREHOLDERS EQUITY		2,706,129	2,649,341	2,751,004

LIABILITIES
Non-Current Liabilities
Trade and other payables	14	13,962	6,699	5,032
Borrowings	17	1,566,148	1,550,369	1,293,259
Deferred income tax liabilities	18	-	19,179	79,464
Provisions	16	7,084	6,198	-
Total Non-Current Liabilities		1,587,194	1,582,445	1,377,755
Current Liabilities
Trade and other payables	14	138,995	113,228	52,693
Salaries and social security liabilities	15	2,873	5,151	3,086
Borrowings	17	630,968	451,615	531,186
Provisions	16	5,564	875	1,082
Total Current Liabilities		778,400	570,869	588,047
TOTAL LIABILITIES		2,365,594	2,153,314	1,965,802
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		5,071,723	4,802,655	4,716,806

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

1

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Income
for the six and three-month periods beginning on July 1st and October 1st 2012 and 2011 and ended December 31, 2012 and 2011
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

		Six months		Three months
	Note	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Revenues	20	137,461	125,607	67,940	62,224
Costs	21	(54,105)	(46,687)	(26,594)	(21,994)
Gross profit		83,356	78,920	41,346	40,230
Gain from disposal of investment properties	6	55,959	24,727	24,890	24,727
General and administrative expenses	22	(38,918)	(31,305)	(26,026)	(22,170)
Selling expenses	22	(7,305)	(7,085)	(3,548)	(3,393)
Other operating results, net	24	(9,285)	(6,655)	(5,311)	(1,674)
Profit from operations		83,807	58,602	31,351	37,720
Share of profit of subsidiaries, associates, and joint ventures	5	287,671	145,390	221,330	216,075
Profit from operations before financial results and income tax		371,478	203,992	252,681	253,795
Finance income	25	69,196	25,070	43,212	12,982
Finance cost	25	(260,493)	(190,364)	(134,993)	(90,346)
Financial results, net	25	(191,297)	(165,294)	(91,781)	(77,364)
Profit before income tax		180,181	38,698	160,900	176,431
Income tax	18	43,601	42,853	21,740	17,149
Profit for the period		223,782	81,551	182,640	193,580

Profit per share for the period:
Basic		0.387	0.141	0.316	0.335
Diluted		0.387	0.141	0.316	0.335

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

2

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the six and three-month periods beginning on July 1st and October 1st 2012 and 2011 and ended December 31, 2012 and 2011
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Six months		Three months
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Profit for the period	223,782	81,551	182,640	193,580
Other Comprehensive Income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment of subsidiaries, associates, and joint ventures (Note 5)	23,421	8,784	12,931	4,046
Other comprehensive income for the period (i)	23,421	8,784	12,931	4,046
Total comprehensive income for the period	247,203	90,335	195,571	197,626

(i) Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

By:	/s/ Eduardo S. Elsztain
Eduardo S, Elsztain
President

3

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2012 and 2011
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Share capital	Inflation adjustment of share capital	Share premium	Acquisition of additional interest in subsidiaries	Cumulative translation adjustment	Reserve for share-based compensation	Legal reserve	Other reserves	Retained earnings	Total Shareholders' equity
Balance at July 1st, 2012	578,676	274,387	793,123	(15,714)	14,502	2,595	71,136	419,783	510,853	2,649,341
Profit for the period	-	-	-	-	-	-	-	-	223,782	223,782
Other comprehensive income for the period	-	-	-	-	23,421	-	-	-	-	23,421
Total comprehensive income for the period	-	-	-	-	23,421	-	-	-	223,782	247,203
Appropriation of retained earnings approved by Shareholders’ meeting held 10.31.12:
- Legal and other reserves	-	-	-	-	-	-	14,004	72,658	(86,662)	-
- Application of deferred income tax liability	-	(151,058)	-	-	-	-	-	-	151,058	-
- Distribution of dividends	-	-	-	-	-	-	-	-	(180,000)	(180,000)
Reserve for share-based compensation	-	-	-	-	-	3,051	-	-	-	3,051
Reclassified cumulative translation adjustment	-	-	-	-	(12,915)	-	-	-	-	(12,915)
Acquisition of subsidiary	-	-	-	(1,142)	-	-	-	-	-	(1,142)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	591	591
Balance at December 31, 2012	578,676	123,329	793,123	(16,856)	25,008	5,646	85,140	492,441	619,622	2,706,129

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

4

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2012 and 2011
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Share capital	Inflation adjustment of share capital	Share premium	Acquisition of additional interest in subsidiaries	Cumulative translation adjustment	Reserve for share-based compensation	Legal reserve	Other reserves	Retained earnings	Total Shareholders’ equity
Balance at July 1st, 2011	578,676	274,387	793,123	-	-	-	57,031	391,262	656,525	2,751,004
Profit for the period	-	-	-	-	-	-	-	-	81,551	81,551
Other comprehensive income for the period	-	-	-	-	8,784	-	-	-	-	8,784
Total comprehensive income for the period	-	-	-	-	8,784	-	-	-	81,551	90,335
Reserve for share-based compensation	-	-	-	-	-	2,312	-	-	-	2,312
Appropriation of retained earnings approved by Shareholders’ meeting held 10.31.11	-	-	-	-	-	-	14,105	56,421	(70,526)	-
Distribution of dividends approved by
Shareholders’ meeting held 10.31.11	-	-	-	-	-	-	-	-	(211,575)	(211,575)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	3,640	3,640
Acquisition of subsidiary	-	-	-	(15,311)	-	-	-	-	-	(15,311))
Balance at December 31, 2011	578,676	274,387	793,123	(15,311)	8,784	2,312	71,136	447,683	459,615	2,620,405

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

5

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Cash Flows
for the six-month periods ended December 31, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Note	12.31.2012	12.31.2011
Cash flows from operating activities:
Cash generated from the operations	13	63,139	61,994
Net cash generated by operating activities		63,139	61,994
Net cash generated by investing activities:
Capital contributions to subsidiaries, associates and joint ventures	5	(82,101)	(1,751)
Additions of investment properties	6	(1,207)	(5,858)
Proceeds from sale of investment properties, net	6	81,731	30,454
Additions of property, plant and equipment	7	(326)	(1,480)
Additions of intangible assets, net	9	(69)	(982)
Additions of investments in financial assets		-	(21,937)
Proceeds from sale of investments in financial assets		72,522	-
Interest received		7,330	13,473
Loans granted to subsidiaries, associates and joint ventures		(23,225)	-
Loans repayments received from subsidiaries, associates and joint ventures		17,520	35,637
Dividends received		142,410	111,580
Net cash generated by investing activities		214,585	159,136
Net cash generated by financing activities:
Bank overdrafts, net		12,220	29,073
Proceeds from borrowings		-	30,000
Repayments of borrowings		(80,000)	-
Dividends paid	19	(163,216)	(211,575)
Interest paid		(102,086)	(103,073)
Payment of borrowings from subsidiaries, associates and joint ventures		(2,665)	-
Proceeds from borrowings from subsidiaries, associates and joint ventures		96,355	18,190
Net cash used in financing activities:		(239,392)	(237,385)
Net increase /(decrease) in cash and cash equivalents		38,332	(16,255)
Cash and cash equivalents at the beginning of the period	13	76,872	45,163
Foreign exchange gain/(loss) on cash and cash equivalents		4,826	(149)
Cash and cash equivalents at end of period		120,030	28,759

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

6

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

1.	General information and company’s business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or the “Company”) was founded in 1943, primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

The Company primarily owns, manages and develops a portfolio of office and other rental properties in Buenos Aires. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops shopping centers and branded hotels across Argentina, and also office properties in the United States of America.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on February 18, 2013.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”)

2.1.	Basis of preparation and transition to RT 26

The National Securities Commission, (“CNV”, as per its Spanish acronym), through General Resolutions No. 562/9 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”, as per its Spanish acronym), which adopt the International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”), for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

The Company is required to adopt IFRS as from the fiscal year beginning July 1st, 2012.Consequently, the Company’s transition date for the adoption of IFRS as defined by IFRS 1, “First time adoption of IFRS”, is July 1st, 2011.

The Unaudited Condensed Interim Separate Financial Statements of the Company for the six and three-month periods ended December 31, 2012 and 2011 have been prepared in accordance with RT 26 of FACPCE, adopted by CNV. This Technical Resolution differs from International Accounting Standard (IAS) 34 “Interim Financial Reporting” issued by IASB, in reference to the accounting measurement criteria of the investments in subsidiaries, joint ventures and associates, which are accounted for under the equity method described by IAS 28 “Investments in associates”. This criterion differs from the provisions of paragraph 38 of IAS 27 “Separate Financial Statements”, whereby such investments are measured at cost or fair value.

7

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

The Unaudited Condensed Interim Separate Financial Statements have been prepared in accordance with the accounting policies that the Company expects to adopt in its first annual separate financial statements as of June 30, 2013, issued in accordance with IFRS. The accounting policies are based on IFRS issued by the IASB and the interpretations issued by the IFRS Interpretation Committee (“IFRIC”) that the Company expects to become applicable on such date.

The separate financial statements of the Company were prepared in accordance with the Argentine accounting standards (Argentine GAAP) in force, which differ from IFRS in some significant areas. To prepare these Unaudited Condensed Interim Separate Financial Statements, the Management of the Company has modified certain valuation and presentation accounting policies that were previously applied under Argentine GAAP in order comply with the IFRS.

Comparative figures and figures as of the transition date (July 1st, 2011) have been modified to reflect such adjustments. The notes below include a reconciliation of shareholders’ equity of separate financial statements prepared in accordance with the Argentine GAAP on the transition date (July 1st, 2011), on the adoption date (June 30, 2012) and on the closing date of the comparative period (December 31, 2011) and the statement of income and other comprehensive income for the fiscal year ended June 30, 2012 and for the six and three-month periods ended December 31, 2011, and those presented in accordance with RT 26 in these Unaudited Condensed Interim Separate Financial Statements, as well as the effects of the adjustments to cash flows.

These Unaudited Condensed Interim Separate Financial Statements should be read together with the annual financial statements of the Company as of June 30, 2012 prepared in accordance with Argentine GAAP in force, and with the Unaudited Condensed Interim Separate Financial Statements as of September 30, 2012, with include an exhibit (the “Exhibit I”) which presents additional information as of June 30, 2012 and July 1st, 2011 under IFRS which is considered necessary to understand these Unaudited Condensed Interim Separate Financial Statements. Amounts included in the statement of financial position, statement of income, statement of changes in shareholders’ equity and statement of cash flows prepared under IFRS for the year ended June 30, 2012 and the amounts included in the statement of financial position as of July 1st, 2011 are detailed in Note 2.3 to these Unaudited Condensed Interim Separate Financial Statements. These Unaudited Condensed Interim Separate Financial Statements are presented in Argentine Pesos.

Unaudited Condensed Interim Separate Financial Statements corresponding to the six and three-month periods ended December 31, 2012 and 2011 have not been audited. The Company’s Management believes they include all necessary adjustments to fairly present the results of each period. The Company’s six and three-month periods ended December 31, 2012 and 2011 results do not necessarily reflect the proportion of the Company’s full-year results.

8

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

The format of the primary financial statements under Argentine GAAP is governed by Technical Resolutions 8 and 9 of the FACPCE and Resolutions of the CNV. IAS 1, “Presentation of Financial Statements” requires certain disclosures to be made on the face of the primary statements and other required disclosures may be made in the notes of the financial statements, unless another standard specifies otherwise. The transition to Technical Resolutions No. 26 has resulted in the Company changing the format of its statements of income, statements of financial position and statements of cash flows, as well as the disclosure of certain line items not prescribed by Argentine GAAP.

2.2.           Initial elections upon adoption of RT No. 26

As a general rule, the Company is required to establish its IFRS accounting policies for the year ended June 30, 2013 and apply these retrospectively. However, advantage has been taken of certain exemptions and exceptions afforded by IFRS 1.

In Note 2.2. to the Unaudited Condensed Interim Consolidated Financial Statements of the Company indicates the exemptions and exceptions that are applicable in IFRS 1 and that have been applied in the transition from Argentine GAAP to RT 26.

2.3.	Reconciliations of Argentine GAAP to Technical Resolution No. 26 (“RT 26”)

In accordance with the requirements of Technical Resolution No. 26 and No. 29 of FACPCE, set out below are the reconciliations of shareholders’ equity in accordance with Argentine GAAP and RT 26 at June 30, 2012, at December 31, 2011 and July 1st, 2011, and the reconciliations of income, comprehensive income and cash flows for the year ended June 30, 2012 and for the six and three-month periods ended December 31, 2011. The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Company for the financial statements as of and for the year ended June 30, 2013. The items and amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under RT 26 for the first time as of and for the year ended June 30, 2013 are issued.

The items and amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the year ended June 30, 2013, applicable standards are different.

The first reconciliation provides an overview of the impact on shareholders’ equity of the transition at July 1st, 2011, at December 31, 2011 and June 30, 2012 (Note 2.3.1). The second reconciliation provides an overview of the impact on income for the six and three-month periods ended December 31, 2011 and for the year ended June 30, 2012 (Note 2.3.1).  The third reconciliation provides an overview of the impact on other comprehensive income for the six and three-month periods ended December 31, 2011 and for the year ended June 30, 2012 (Note 2.3.1).

9

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

The following reconciliations provide details of the impact of the transition on:

•	Statement of financial position as of July 1st, 2011 (Note 2.3.2)
•	Statement of financial position as of December 31, 2011 (Note 2.3.3)
•	Statement of financial position as of June 30, 2012 (Note 2.3.4)
•	Statement of income for the six-month period ended December 31, 2011 (Note 2.3.5)
•	Statement of income for the three-month period ended December 31, 2011 (Note 2.3.6)
•	Statement of income for the year ended June 30, 2012 (Note 2.3.7)
•	Statement of comprehensive income for the six-month period ended December 31, 2011 (Note 2.3.8)
•	Statement of comprehensive income for the three-month period ended December 31, 2011 (Note 2.3.9)
•	Statement of comprehensive income for the year ended June 30, 2012 (Note 2.3.10)
•	Statements of cash flow for the six-month period ended December 31, 2011 and for the year ended June 30, 2012 (Note 2.3.11)

2.3.1.           Summary of equity

		07.01.2011	12.31.2011	06.30.2012
Shareholders’ equity under Argentine GAAP		2,313,687	2,269,309	2,335,279
Revenue recognition – “scheduled rent increases”	(B)	4,445	4,032	3,616
Trading properties	(C)	(3,620)	(2,196)	(2,913)
Pre-operating and organization expenses	(D)	(41)	(41)	(1,180)
Goodwill	(E)	368,574	358,883	348,865
Non-current investments – financial assets	(F)	10,187	8,260	10,160
Initial direct costs on operating leases	(G)	465	526	595
Tenant deposits	(H)	73	51	217
Present value accounting – tax credits	(I)	-	-	(178)
Investment properties	(J)	-	(16,595)	-
Investments in subsidiaries	(K)	81,874	16,360	(22,634)
Investments in associates	(L)	(3,889)	(4,357)	(7,501)
Investments in joint ventures	(M)	(16,795)	(16,358)	(11,421)
Acquisition of non-controlling interest	(N)	-	-	(33)
Amortization of borrowing costs	(O)	110	681	123
Deferred income tax	(Q)	(4,066)	1,850	(3,654)
Shareholders’ equity under RT 26		2,751,004	2,620,405	2,649,341

10

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.1.           Summary of profit

		12.31.11	06.30.12	10.01.11 to 12.31.11
Profit under Argentine GAAP		141,184	280,081	131,094
Revenue recognition – “scheduled rent increases”	(B)	(413)	(829)	(208)
Trading properties	(C)	1,424	707	(28)
Pre-operating and organization expenses	(D)	-	(1,139)	-
Goodwill	(E)	(9,691)	(19,709)	(9,079)
Non-current investments – financial assets	(F)	(1,927)	(27)	4,666
Initial direct costs on operating leases	(G)	61	130	75
Tenant deposits	(H)	(22)	144	(54)
Present value accounting – tax credits	(I)	-	(178)	-
Investment properties	(J)	(16,595)	-	(8,501)
Investments in subsidiaries	(K)	(38,926)	(57,476)	73,658
Investments in associates	(L)	(468)	(3,612)	1,046
Investments in joint ventures	(M)	437	5,374	(468)
Amortization of borrowing costs	(O)	571	12	501
Deferred income tax	(Q)	5,916	413	878
Profit under RT 26		81,551	203,891	193,580

2.3.1.	Summary of other comprehensive income

		12.31.11	06.30.12	10.01.11 to 12.31.11
Other comprehensive income under Argentine GAAP		20,061	45,851	20,061
Currency translation adjustment from subsidiaries, associates and joint ventures	(L)	(11,277)	(31,349)	(16,015)
Other comprehensive income under RT 26		8,784	14,502	4,046

11

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.2.           Reconciliation of statement of financial position as of July 1st, 2011

	Argentine GAAP balances I	Ref. 2.3.12.1	Reclassifications II	Ref. 2.3.12.2	Measurement adjustments III	RT 26 balances IV
ASSETS
Non-Current Assets
Investment properties, net	-	a	925,441	G	465	925,906
Property, plant and equipment, net	930,893	a,b,f,g	(920,755)		-	10,138
Trading properties	-	b,c	68,160	C	(2,908)	65,252
Intangible assets, net	8,473	g	292	D	(41)	8,724
Inventories	61,685	b,c	(61,685)		-	-
Investments in subsidiaries, associates and joint ventures	2,898,095		-	E,K,L,M	391,630	3,289,725
Other investments	144,072	a,b,d,f	(144,072)		-	-
Trade and other receivables, net	59,380		-	B	1,187	60,567
Investments in financial assets	8,255	d	130,715	F	10,187	149,157
Negative Goodwill	(38,134)		-	E	38,134	-
Total Non-Current Assets	4,072,719		(1,904)		438,654	4,509,469
Current Assets
Trading properties	-	b,c	11,552	C	(712)	10,840
Inventories	11,979	b,c	(11,552)		-	427
Trade and other receivables, net	121,443	f	1,904	B	3,258	126,605
Investments in financial assets	2,170	e	22,132		-	24,302
Cash and cash equivalents	45,163		-		-	45,163
Other investments	22,132	e	(22,132)		-	-
Total Current Assets	202,887		1,904		2,546	207,337
TOTAL ASSETS	4,275,606		-		441,200	4,716,806

12

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.2.	Reconciliation of statement of financial position as of July 1st, 2011 (Continued)

	Argentine GAAP balances I	Ref. 2.3.12.1	Reclassifications II	Ref. 2.3.12.2	Measurement adjustments III	RT 26 balances IV
SHAREHOLDERS’ EQUITY
Share capital	578,676		-		-	578,676
Inflation adjustment of share capital	274,387		-		-	274,387
Share premium	793,123		-		-	793,123
Cumulative translation adjustment	34,124		-	A	(34,124)	-
Legal reserve	57,031		-		-	57,031
Other reserves	391,262		-		-	391,262
Retained earnings	185,084		-		471,441	656,525
TOTAL SHAREHOLDERS’ EQUITY	2,313,687		-		437,317	2,751,004

LIABILITIES
Non-Current Liabilities
Trade and other payables	5,526		-	H	(494)	5,032
Borrowings	1,293,259		-		-	1,293,259
Deferred income tax liabilities	75,398		-	Q	4,066	79,464
Total Non-Current Liabilities	1,374,183		-		3,572	1,377,755
Current Liabilities
Trade and other payables	52,272		-	H	421	52,693
Payroll and social security liabilities	3,086		-		-	3,086
Borrowings	531,296		-	O	(110)	531,186
Provisions	1,082		-		-	1,082
Total Current Liabilities	587,736		-		311	588,047
TOTAL LIABILITIES	1,961,919		-		3,883	1,965,802
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	4,275,606		-		441,200	4,716,806

13

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.3.	Reconciliation of statement of financial position as of December 31, 2011

	Argentine GAAP balances I	Ref. 2.3.12.1	Reclassifications II	Ref. 2.3.12.2	Measurement adjustments III	RT 26 balances IV
ASSETS
Non-current Assets
Investment properties, net	-	a	935,013	G,J	(16,069)	918,944
Property, plant and equipment, net	922,102	a,f,g	(911,667)		-	10,435
Trading properties	-	b,c	69,625	C	(1,857)	67,768
Intangible assets, net	8,473	g	982	D,E	63	9,518
Inventories	63,253	b,c	(63,253)		-	-
Investments in subsidiaries, associates and joint ventures	3,008,606		-	E,K,L,M	317,329	3,325,935
Trade and other receivables, net	68,931		-	B	2,090	71,021
Investments	159,053	a,b,d	(159,053)		-	-
Investments in financial assets	-	d	145,955	F	8,260	154,215
Negative Goodwill	(37,095)		-	E	37,095	-
Total Non-current Assets	4,193,323		17,602		346,911	4,557,836
Current assets
Trading properties	-	b,c	5,075	C	(339)	4,736
Inventories	24,770	a,b,c,f	(24,295)		-	475
Trade and other receivables, net	74,816	f	1,618	B	1,942	78,376
Investments in financial assets	2,349	e	29,979		-	32,328
Cash and cash equivalents	28,758		-		-	28,758
Investments	29,979	a,b,e	(29,979)		-	-
Total Current Assets	160,672		(17,602)		1,603	144,673
TOTAL ASSETS	4,353,995		-		348,514	4,702,509

14

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.3.           Reconciliation of statement of financial position as of December 31, 2011 (Continued)

	Argentine GAAP balances I	Ref. 2.3.12.1	Reclassifications II	Ref. 2.3.12.2	Measurement adjustments III	RT 26 balances IV
SHAREHOLDERS’ EQUITY
Share capital	578,676		-		-	578,676
Inflation adjustment of share capital	274,387		-		-	274,387
Share Premium	793,123		-		-	793,123
Cumulative Translation Adjustment	54,185		-	A	(45,401)	8,784
Reserve for share-based payments	2,312		-		-	2,312
Legal reserve	71,136		-		-	71,136
Other reserves	447,683		-		-	447,683
Acquisition of non-controlling interest	-		-	K	(15,311)	(15,311)
Retained earnings	47,807		-		411,808	459,615
TOTAL SHAREHOLDERS’ EQUITY	2,269,309		-		351,096	2,620,405

LIABILITIES
Non-Current Liabilities
Trade and other payables	11,849		-	H	(552)	11,297
Borrowings	38,109		-		(1,850)	36,259
Deferred income tax liabilities	1,348,783		-		-	1,348,783
Total Non-Current Liabilities	1,398,741		-		(2,402)	1,396,339
Current Liabilities
Trade and other payables	60,777		-	H	501	61,278
Payroll and social security liabilities	2,536		-		-	2,536
Borrowings	617,121		-	O	(681)	616,440
Provisions	5,511		-		-	5,511
Total Current Liabilities	685,945		-		(180)	685,765
Total Liabilities	2,084,686		-		(2,582)	2,082,104
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	4,353,995		-		348,514	4,702,509

15

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.4.	Reconciliation of statement of financial position as of June 30, 2012

	Argentine GAAP balances I	Ref. 2.3.12.1	Reclassifications II	Ref. 2.3.12.2	Measurement adjustments III	RT 26 balances IV
ASSETS
Non-Current Assets
Investment properties, net	-	a	889,838	G	595	890,433
Property, plant and equipment, net	894,317	a,f,g	(885,552)		-	8,765
Trading properties	-	b,c	68,854	C	(1,857)	66,997
Intangible assets, net	6,452	g	506	D,E	(971)	5,987
Inventories	63,089	b,c	(63,089)		-	-
Investments in subsidiaries, associates and joint ventures	3,086,419		-	E,K,L,M	271,011	3,357,430
Other investments	165,246	a,b,d	(165,246)		-	-
Trade and other receivables, net	136,472		-	B	2,977	139,449
Investments in financial assets	-	d	153,434	F	10,160	163,594
Negative goodwill	(36,056)		-	E	36,056	-
Total Non-Current Assets	4,315,939		(1,255)		317,971	4,632,655
Current Assets
Trading properties	-	b,c	5,176	C	(1,056)	4,120
Inventories	5,650	b,c	(5,176)		-	474
Trade and other receivables, net	65,960	f	1,255	B	639	67,854
Investments in financial assets	2,494	e	18,186		-	20,680
Cash and cash equivalents	76,872		-		-	76,872
Other investments	18,186	e	(18,186)		-	-
Total Current Assets	169,162		1,255		(417)	170,000
TOTAL ASSETS	4,485,101		-		317,554	4,802,655

16

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.3.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.4	Reconciliation of statement of financial position as of June 30, 2012 (Continued)

	Argentine GAAP balances I	Ref. 2.3.12.1	Reclassifications II	Ref. 2.3.12.2	Measurement adjustments III	RT 26 balances IV
SHAREHOLDERS’ EQUITY
Share capital	578,676		-		-	578,676
Inflation adjustment of share capital	274,387		-		-	274,387
Share premium	793,123		-		-	793,123
Cumulative translation adjustment	79,975		-	A	(65,473)	14,502
Reserve for share-based payments	2,595		-		-	2,595
Legal reserve	71,136		-		-	71,136
Other reserves	419,783		-		-	419,783
Acquisition of non-controlling interest	-		-	K	(15,714)	(15,714)
Retained earnings	115,604		-		395,249	510,853
TOTAL SHAREHOLDERS’ EQUITY	2,335,279		-		314,062	2,649,341

LIABILITIES
Non-Current Liabilities
Trade and other payables	7,517		-	H,I	(818)	6,699
Borrowings	1,550,369		-		-	1,550,369
Deferred income tax liabilities	15,525		-	Q	3,654	19,179
Provisions	6,198		-		-	6,198
Total Non-Current Liabilities	1,579,609		-		2,836	1,582,445
Current Liabilities
Trade and other payables	112,449		-	H	779	113,228
Payroll and social security liabilities	5,151		-		-	5,151
Borrowings...	451,738		-	O	(123)	451,615
Provisions	875		-		-	875
Total Current Liabilities	570,213		-		656	570,869
Total Liabilities	2,149,822		-		3,492	2,153,314
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	4,485,101		-		317,554	4,802,655

17

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.5.           Reconciliation of statement of income for the six-month period ended December 31, 2011

	Argentine GAAP balances I	Ref. 2.3.12.1	Reclassifications II	Ref. 2.3.12.2	Measurement adjustments III	RT 26 balances IV
Revenues	130,289	i,ii	(4,598)	B,H	(84)	125,607
Costs	(36,524)	i,ii	(12,034)	C,E	1,871	(46,687)
Gross profit	93,765		(16,632)		1,787	78,920
Gain from disposal of investment properties	-	ii	16,632	J	8,095	24,727
General and Administrative expenses	(31,305)		-		-	(31,305)
Selling expenses	(7,085)		-		-	(7,085)
Gain from recognition of inventories at net realizable value	25,031		-	C,J	(25,031)	-
Other operating results, net	-	iii	(6,655)		-	(6,655)
Profit from operations	80,406		(6,655)		(15,149)	58,602
Share of profit / (loss) of subsidiaries, associates and joint ventures	194,333	iv	(1,232)	K,L,M	(47,711)	145,390
Profit from operations before financial results and income tax	274,739		(7,887)		(62,860)	203,992
Amortization of goodwill, net	1,039		-	E	(1,039)	-
Finance income	25,070		-		-	25,070
Finance cost	(189,946)	iv	1,232	F,H,O	(1,650)	(190,364)
Financial results, net	(164,876)		1,232		(1,650)	(165,294)
Other income and expenses, net	(6,655)	iii	6,655		-	-
Profit / (loss) before Income Tax	104,247		-		(65,549)	38,698
Income tax	36,937		-	Q	5,916	42,853
Profit / (loss) of the period	141,184		-		(59,633)	81,551

18

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.6.	Reconciliation of statement of income for the three-month period ended December 31, 2011

	Argentine GAAP balances I	Reclassifications II (*)	Measurement adjustments III (*)	RT 26 balances IV
Revenues	80,484	(18,224)	(36)	62,224
Costs	(23,613)	1,592	27	(21,994)
Gross profit	56,871	(16,632)	(9)	40,230
Gain from disposal of investment properties	-	16,632	8,095	24,727
General and Administrative expenses	(22,170)	-	-	(22,170)
Selling expenses	(3,393)	-	-	(3,393)
Gain from recognition of inventories at net realizable value	16,595	-	(16,595)	-
Other results, net	-	(1,674)	-	(1,674)
Profit /(loss) from operations	47,903	(1,674)	(8,509)	37,720
Share of profit / (loss) of subsidiaries, associates and joint ventures	152,359	(1,232)	64,948	216,075
Profit /(loss) from operations before financial results and income tax	200,262	(2,906)	56,439	253,795
Amortization of goodwill, net	520	-	(520)	-
Finance income	12,982	-	-	12,982
Finance cost	(97,093)	1,232	5,515	(90,346)
Financial results, net	(84,111)	1,232	5,515	(77,364)
Other income and expenses, net	(1,674)	1,674	-	-
Profit before income tax	114,997	-	61,434	176,431
Income tax	16,097	-	1,052	17,149
Profit for the period	131,094	-	62,486	193,580

(*) Corresponds to the same references explained in Notes 2.3.5 and 2.3.7

19

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.7.           Reconciliation of statement of income for the year ended June 30, 2012

	Argentine GAAP balances I	Ref. 2.3.12.1	Reclassifications II	Ref. 2.3.12.2	Measurement adjustments III	RT 26 balances IV
Revenues	344,010	i,ii	(90,424)	B,H	(135)	253,451
Costs	(96,207)	i,ii	(1,732)	C,E	4,339	(93,600)
Gross profit	247,803		(92,156)		4,204	159,851
Gain from disposal of investment properties	-	ii	92,156	J	24,532	116,688
General and Administrative expenses	(68,141)		-		-	(68,141)
Selling expenses	(19,142)		-		-	(19,142)
Gain from recognition of inventories at net realizable value	28,033		-	C,J	(28,033)	-
Other operating results, net	-	iii	11,466	D,E	(1,139)	10,327
Profit/(loss) from operations	188,553		11,466		(436)	199,583
Share of profit / (loss) of subsidiaries, associates and joint ventures	368,474	iv	(2,133)	K,L,M	(73,348)	292,993
Profit/(loss) from operations before financial results and income tax	557,027		9,333		(73,784)	492,576
Amortization of goodwill, net	2,078		-	E	(2,078)	-
Finance income	46,429		2,133		-	48,562
Finance cost	(396,791)	iv	-	F,H,O,I	(741)	(397,532)
Financial results, net	(350,362)		2,133		(741)	(348,970)
Other income and expenses, net	11,466	iii	(11,466)		-	-
Profit /(loss) before income tax	220,209		-		(76,603)	143,606
Income tax	59,872		-	Q	413	60,285
Profit/(loss) for the year	280,081		-		(76,190)	203,891

20

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.8.           Reconciliation of statement of comprehensive income for the six-month period ended December 31, 2011

	Argentine GAAP balances I	Ref. 2.3.12.2	Measurement adjustments III	RT 26 balances IV
Profit/(loss) for the period	141,184		(59,633)	81,551
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustments of subsidiaries, associates and joint ventures	20,061	L	(11,277)	8,784
Other comprehensive income/(loss) for the period	20,061		(11,277)	8,784
Total comprehensive income / (loss) for the period	161,245		(70,910)	90,335

2.3.9.           Reconciliation of statement of comprehensive income for the three-month period ended December 31, 2011

	Argentine GAAP balances I	Measurement adjustments III (*)	RT 26 balances IV
Profit for the period	131,094	62,486	193,580
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustments of subsidiaries, associates and joint ventures	20,061	(16,015)	4,046
Other comprehensive income/(loss) for the period	20,061	(16,015)	4,046
Total comprehensive Income/(loss) for the period	151,155	46,471	197,626

(*) Corresponds to the same references explained in Notes 2.3.8 and 2.3.10.

2.3.10.                      Reconciliation of statement of comprehensive income for the year ended June 30, 2012

	Argentine GAAP balances I	Ref. 2.3.12.2	Measurement adjustments III	RT 26 balances IV
Profit / (Loss) for the year	280,081		(76,190)	203,891
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustments of subsidiaries, associates and joint ventures	45,851	L	(31,349)	14,502
Other comprehensive income/(loss) for the year	45,851		(31,349)	14,502
Total comprehensive income/(loss) for the year	325,932		(107,539)	218,393

21

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.11.                      Reconciliation of statements of cash flows for the six-month period ended December 31, 2011 and for the year ended June 30, 2012

Based on IAS 7 “Statement of Cash Flows” requirements, the Company has made the following reclassification between operating, investing and financing activities in the cash flows statements presented under Argentine GAAP and the cash flows statements under RT 26 as further detailed below:

(a)	Operating activities

	12.31.2011	06.30.2012
Cash generated by operating activities under Argentine GAAP	92,299	244,489
Proceeds from sale of investment properties and property, plant and equipment	(30,454)	(132,941)
Foreign exchange loss / (gain) on cash and cash equivalents	149	(517)
Cash generated by operating activities under RT 26	61,994	111,031

(b)	Investing activities

	12.31.2011	06.30.2012
Cash generated by investing activities under Argentine GAAP	128,682	191,012
Proceeds from sale of investment properties and property, plant and equipment	30,454	132,941
Cash generated by investing activities under RT 26	159,136	323,953

(c)	Financing activities

	12.31.2011	06.30.2012
Cash used in financing activities under Argentine GAAP	(237,385)	(403,791)
Cash used in financing activities under RT 26	(237,385)	(403,791)

(d)	Net increase / (decrease) in cash and cash equivalents

	12.31.2011	06.30.2012
Net (decrease) / increase in cash and cash equivalents under Argentine GAAP	(16,404)	31,710
Exchange loss/ (gain) on cash and cash equivalents	149	(517)
Net (decrease) / increase in cash and cash equivalents under RT 26	(16,255)	31,193

22

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.12.                      Explanation of the transition to RT 26

In addition to the exemptions and exceptions discussed above, the following narratives explain the significant differences between the Argentine GAAP accounting policies and the RT No. 26 applied by the Company. Only the differences having an impact on the Company are explained below. The following is not a complete summary of all of the differences between Argentine GAAP and RT No. 26. The descriptive caption next to each numbered item below corresponds to the same numbered and descriptive caption in the summary tables above, which reflect the quantitative impacts from each change. Unless the quantitative impact is disclosed, the change impact is not significant to the Company.

Column I in the tables included on previous pages represents the Argentine GAAP balances prior to transition as published in the latest Company’s Argentine GAAP financial statements as of and for the year ended June 30, 2012 compared to the transition date (July 1st, 2011) and in the financial statements of the Company prepared under Argentine GAAP as of and for the six-month period ended December 31, 2011. However, certain reclassifications and/or groupings have already been made to that information in Column I to avoid lengthy explanations of certain format changes introduced in these first financial statements according to RT 26. The following changes have been made to the previous Argentine GAAP statement of financial position included in Column I:

(1)	The line items “Trade receivables” and “Other receivables” have been grouped into the new line item “Trade and other receivables, net”.

(2)
The line items “Trade payables”, “Customer advances”, “Taxes payable” and “Other liabilities” have been also grouped into the new line item “Trade and other payables”, with the exception of  income tax and deferred income taxes which have been shown separately.

(3)	Goodwill which was previously disclosed separately offsetting negative goodwill has been included as part of “Intangible assets, net”.

(4)	Cash equivalents previously disclosed as part of the line item current investments have been grouped together with cash and banks, and the resulting line renamed “Cash and cash equivalents”.

(5)
Derivative financial instruments which were previously included as part of the non-current line items “Other receivables”, “Other payables” and/ or “Non-current investments” have been disclosed as separate assets or liabilities as appropriate.

(6)
Investments in subsidiaries, associates and joint ventures previously included as part of “Non-current investments” have been separately disclosed in the new line item “Investments in subsidiaries, associates and joint ventures”.

23

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.12.                      Explanation of the transition to RT 26 (Continued)

The following changes have been made to the statements of income for the year ended June 30, 2012 and for the six and three-month periods ended December 31, 2011:

(1)
The format of the statements of income has been restructured to simplify its reading. To that effect, all revenue streams of the Company which were previously disclosed separately (i.e. sale of development properties, leases and services revenue), together with its corresponding costs of sales, have been aggregated into two line items titled "Revenues" and "Costs" in Column I. Revenues and Costs are then cross-referenced to respective notes in the financial statements where a detailed breakdown of the items included is provided per line of business.

(2)
According to Argentine GAAP, the share of losses and profits from subsidiaries, associates and joint ventures  is shown after the financial results. Likewise, under IFRSs, the share of profits and losses from subsidiaries, associates and joint ventures is generally shown after the financial results. However, where subsidiaries, associates and joint ventures are an integral vehicle to carry out the Company’s operations, it is more adequate to show the share of profits and losses of subsidiaries, associates and joint ventures before financial results. In accordance with its strategy, the Company conducts its operations through controlled companies, associates or joint ventures. Therefore, under RT 26, the Company shows the profits or losses from subsidiaries, associates and joint ventures before the financial results. For simplicity, the share of profits and losses from subsidiaries, associates and joint ventures is shown before financial results, in Column I.

(3)
According to Argentine GAAP, the financial results are separated between those generated by assets from those generated by liabilities. According to RT 26, the Company adopted the policy based on showing the finance income and the finance cost separately in the statements of income. In order to simplify the explanations, the Company reclassified the accounts according to Argentine GAAP presented in the captions “Financial results generated by assets” and “Financial results generated by liabilities” to “Finance Income” and “Finance Cost”, respectively, in Column I.

(4)
According to RT 26, income and expense items not recognized in the statements of income (that is, exchange differences related to translation of foreign businesses) are shown in the statement of comprehensive income as “Other comprehensive income”. According to Argentine GAAP in force, the statements of comprehensive income are not mandatory and, therefore, such items are recognized as part of shareholders’ equity, in a separate reserve account.  For simplicity, these items are shown in “Other comprehensive income” in Column I.

24

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.12.1 Reclassifications (Column II)

Reclassifications affecting the statements of financial position

The column titled “Reclassifications” reflects the various differences in disclosure and format between the statements of financial position according to Argentine GAAP and RT 26. Unless otherwise stated, amounts have been reclassified for presentational purposes under RT 26 prior to affecting the corresponding RT 26 adjustments, as applicable, to the Argentine GAAP amounts. The impact of the RT 26 adjustments on reclassified balances is included in Column III titled “Measurement Adjustments” and is further discussed in Note 2.3.12.2 below. Unless otherwise stated, these reclassifications affect both the statements of financial position as of the transition date, i.e. July 1st, 2011, December 31, 2011, and as of June 30, 2012.

           (a) Investment properties

The reclassification is consistent with the one described in Note 2.3.12.2 a) to the Unaudited Condensed Interim Consolidated Financial Statements.

(b) Trading properties

The reclassification is consistent with the one described in Note 2.3.12.2 b) to the Unaudited Condensed Interim Consolidated Financial Statements.

(c) In-kind receivables from barter transactions

The reclassification is consistent with the one described in Note 2.3.12.2 c) to the Unaudited Condensed Interim Consolidated Financial Statements.

(d) Non-current investments – investments in financial assets

The reclassification is consistent with the one described in Note 2.3.12.2 d) to the Unaudited Condensed Interim Consolidated Financial Statements.

(e) Current investments – investments in financial assets

The reclassification is consistent with the one described in Note 2.3.12.2 e) to the Unaudited Condensed Interim Consolidated Financial Statements.

25

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.12.1 Reclassifications (Column II) (Continued)

(f) Advances for purchases of property, plant and equipment, inventories and investments in associates and joint ventures

The reclassification is consistent with the one described in Note 2.3.12.2 f) to the Unaudited Condensed Interim Consolidated Financial Statements.

(g) Computer Software

The reclassification is consistent with the one described in Note 2.3.12.2 g) to the Unaudited Condensed Interim Consolidated Financial Statements.

Reclassifications affecting the statements of income for the six and three-month periods ended December 31, 2011 and for the year ended June 30, 2012

(i) Revenues – service income and service charges

The reclassification is consistent with the one described in Note 2.3.12.2 i) to the Unaudited Condensed Interim Consolidated Financial Statements.

(ii) Gain from disposal of investment properties

The reclassification is consistent with the one described in Note 2.3.12.2 ii) to the Unaudited Condensed Interim Consolidated Financial Statements.

(iii) Other operating results, net

The reclassification is consistent with the one described in Note 2.3.12.2 iii) to the Unaudited Condensed Interim Consolidated Financial Statements.

(iv) Investments in financial assets

The reclassification is consistent with the one described in Note 2.3.12.2 iv) to the Unaudited Condensed Interim Consolidated Financial Statements.

26

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.12.1 Reclassifications (Column II) (Continued)

Reclassifications affecting the statements of cash flows for the six-month period ended December 31, 2011 and for the fiscal year ended June 30, 2012.

Under Argentine GAAP, the effect of changes in exchange rate of cash and cash equivalents were shown as operating activities and were not presented as a forth category in the statement of cash flow, as RT 26 required.

Additionally, pursuant to Argentine GAAP, proceeds derived from sale of property, plant and equipment (including properties classified as investment properties under RT 26) were reported as operating activities. In accordance with RT 26, proceeds derived from sale of investment properties and property, plant and equipment are reported as investment activities.

Finally, according to Argentine GAAP, the acquisition of non-controlling interests was reported as investing activities, while under RT 26 are reported as cash from financing activities.

Thus, cash flows generated by or used in operating, investing and financing activities were different in the statement of cash flow prepared under Argentine GAAP.

2.3.12.2 Measurement adjustments (Column III)

Argentine GAAP differs in certain significant respects from RT 26. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as further described below:

(A)	Foreign currency translation

The Company has applied the one-time exemption to set the foreign currency cumulative translation adjustment (“CTA”) to zero as of July 1st, 2011

(B)	Revenue recognition – “scheduled rent increases”

The adjustment is consistent with the one described in Note 2.3.12.3 B) to the Unaudited Condensed Interim Consolidated Financial Statement.

27

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.12.2 Measurement adjustments (Column III) (Continued)

(C) Trading properties

The adjustment is consistent with the one described in Note 2.3.12.3 D) to the Unaudited Condensed Interim Consolidated Financial Statements.

(D) Pre-operating and organization expenses

The adjustment is consistent with the one described in Note 2.3.12.3 E) to the Unaudited Condensed Interim Consolidated Financial Statements.

(E) Goodwill

Goodwill:

The adjustment is consistent with the one described in Note 2.3.12.3 F) to the Unaudited Condensed Interim Consolidated Financial Statements.

Negative goodwill:

The adjustment is consistent with the one described in Note 2.3.12.3 G) to the Unaudited Condensed Interim Consolidated Financial Statements.

 (F) Non-current investments – financial assets

The adjustment is consistent with the one described in Note 2.3.12.3 H) to the Unaudited Condensed Interim Consolidated Financial Statements.

(G) Initial direct costs on operating leases

The adjustment is consistent with the one described in Note 2.3.12.3 I) to the Unaudited Condensed Interim Consolidated Financial Statements.

(H) Tenant deposits

The adjustment is consistent with the one described in Note 2.3.12.3 J) to the Unaudited Condensed Interim Consolidated Financial Statements.

28

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.12.2 Measurement adjustments (Column III) (Continued)

(I)	Present value accounting – tax credits

The adjustment is consistent with the one described in Note 2.3.12.3 L) to the Unaudited Condensed Interim Consolidated Financial Statements.

(J) Investment properties

The adjustment is consistent with the one described in Note 2.3.12.3 M) to the Unaudited Condensed Interim Consolidated Financial Statements.

(K) Impact of adjustments according to RT 26 in investments in subsidiaries

Argentine GAAP - Investment in entities in which the Company exercises control, are accounted for under equity method. Under this method, the investment is recognized at its original cost and periodically increased (decreased) for the investor share in profits (loss) of the subsidiary, and decreased by dividends received from the subsidiary. The Company applies its share to the financial statements of its investments booked under the equity method, prepared in accordance with Argentine GAAP.

As of July 1st, 2011, and June 30, 2012, the subsidiaries of the Company are those detailed in Exhibit I.

RT 26 – The Company has assessed all of its interests in the companies indicated in the preceding paragraph and has determined that it exercises control over all of them. Consequently, under RT 26, the Company also accounts for such investments under the equity method. Nevertheless, the Company has assessed the impact of adjustments to RT 26 to financial statements of such entities prepared under the Argentine GAAP in force, before the application of the equity method.

In Notes 2.3.12.3 (B),(C),(D),(E),(F),(G),(H),(I),(J),(K),(L),(N),(O),(P),(S) and (T) to the Unaudited Condensed Interim Consolidated Financial Statements, there is a description of the most significant adjustments to the shareholders’ equity and profit or loss of subsidiaries, as per RT 26.

29

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.12.2 Measurement adjustments (Column III) (Continued)

(L) Impact of adjustments according to RT 26 in investments in associates

The adjustment is consistent with the one described in Note 2.3.1.12.3 N) to the Unaudited Condensed Interim Consolidated Financial Statements.

(M) Impact of adjustments to RT 26 in investments in joint ventures

The adjustment is consistent with the one described in Note 2.3.1.12.3 O) to the Unaudited Condensed Interim Consolidated Financial Statements.

(N)       Acquisition of non-controlling interest

The adjustment is consistent with the one described in Note 2.3.12.3 P) to the Unaudited Condensed Interim Consolidated Financial Statements.

(O)       Amortization of borrowing costs

The adjustment is consistent with the one described in Note 2.3.12.3 Q) to the Unaudited Condensed Interim Consolidated Financial Statements.

(P)       Currency translation adjustments

The adjustment is consistent with the one described in Note 2.3.12.3 R) to the Unaudited Condensed Interim Consolidated Financial Statements.

(Q) Deferred income tax

The adjustment is consistent with the one described in Note 2.3.12.3 S) to the Unaudited Condensed Interim Consolidated Financial Statements.

2.4.	Significant accounting policies

The principal accounting policies adopted for the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those used in preparing the information under RT 26 as of June 30, 2012 (which is shown in Exhibit I), and are based on those IFRS expected to be in force on June 30, 2013 (except for the accounting of investments in subsidiaries, associates and joint ventures, as described in Note 2.1). In addition, the most significant accounting policies are described in Exhibit I.

30

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.5.           Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of the Unaudited Condensed Interim Separate Financial Statements, the main significant judgments made by Management in applying the Company’s accounting policies and the major sources of uncertainty were the same that the Company used in the preparation of financial statements as of and for the fiscal year ended June 30, 2012, which are described in Exhibit I.

3.           Acquisitions and disposals

See the summary of acquisitions and disposals made by the Company for the six-month period ended December 31, 2012 in Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.           Financial risk management

4.1.           Risk management principles and processes

The Company’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

Exhibit I provides information on financial risk management as of June 30, 2012 and July 1st, 2011. Since June 30, 2012 there have been no changes in the risk management or risk management policies applied by the Company.

4.2.           Fair value estimates

Since June 30, 2012 there have been no significant changes in business on economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost), nor any transfers between the different hierarchies used to assess the fair value of the Company's financial instruments and/ or reclassifications between categories of financial instruments.

31

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

5.           Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures.

Set out below is the summarized financial information for investments in subsidiaries, associates and joint ventures for the six-month period ended December 31, 2012 and for the year ended June 30, 2012:

Subsidiaries

	12.31.2012	06.30.2012
Beginning of the period/year	3,031,541	2,984,283
Acquisition of subsidiaries	-	202
Capital contribution	86,329	68,857
Disposal of subsidiaries	-	(19,448)
Share of profit, net	271,168	274,690
Translation adjustment (iii)	10,506	5,344
Dividend payments (ii)	(139,417)	(284,431)
Reimbursement of expired dividends	591
Acquisition of non-controlling interest	(1,142)
Reserve for share-based compensation	2,426	2,044
End of the period/year (i)	3,262,002	3,031,541

(i)	Includes (Ps. 209) of investments with negative equity as of December 31, 2012, which are classified to Provisions (Note 16)
(ii)	During the period, the Company collected dividends from APSA and Nuevas Fronteras S.A. for an amount of Ps. 133.8 million and Ps. 5.6 million, respectively.
(iii)	As of December 31, 2012, corresponds to the translation adjustment of the period plus the reclassification of translation adjustment.

Associates

	12.31.2012	06.30.2012
Beginning of the period/year	206,245	188,317
Acquisition of associates	-	1,429
Share of profit, net	9,344	16,499
Dividend payments	(8,452)	-
End of the period/year	207,137	206,245

32

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

5.           Information about principal subsidiaries, associates and joint ventures (Continued)

Joint ventures

	12.31.2012	06.30.2012
Beginning of the period/year	119,644	117,125
Capital contributions	419	715
Share of profit, net	7,159	1,804
End of the period/year	127,222	119,644

6.           Investment properties

Changes in Company’s investment properties for the six-month period ended December 31, 2012 and for the year ended June 30, 2012 were as follows:

	12.31. 2012	06.30.2012
Beginning of the period/year	890,433	925,906
Additions	1,207	12,343
Sales (ii)	(25,772)	(27,365)
Depreciation charge (i)	(14,223)	(20,451)
End of the period/year	851,645	890,433

(i)	Depreciation charges of investment properties were included in “Costs” in the Statement of Income (Note 22).
(ii)	See Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following amounts have been recognized in the statement of income:

	12.31.2012	12.31.2011
Rental and service income	125,161	110,137
Direct operating expenses	(54,104)	(15,033)
Gain from disposal of investment properties	55,959	24,727

33

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

7.           Property, plant and equipment, net

Changes in Company’s property, plant and equipment for the six-month period ended December 31, 2012 and for the year ended June 30, 2012 were as follows:

	12.31.2012	06.30.2012
Beginning of the period/year	8,765	10,138
Additions	326	2,705
Disposals of unused property, plant and equipment	(817)	(2,366)
Depreciation charge (i)	(383)	(1,712)
End of the period/year	7,891	8,765

(i)	Depreciation charges of property, plant and equipment were included in “General and administrative expenses” and “Costs” in the statement of income (Note 22).

8.           Trading properties

Changes in Company’s trading properties for the six-month period ended December 31, 2012 and for the year ended June 30, 2012 were as follows:

	12.31.2012	06.30.2012
Beginning of the period/year	71,117	76,092
Additions	-	1,886
Sales	(3,145)	(6,861)
End of the period/year	67,972	71,117

34

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

9.           Intangible assets

Changes in Company’s intangible assets for the six-month period ended December 31, 2012 and for the year ended June 30, 2012 were as follows:

	12.31.2012	06.30.2012
Beginning of the period/year	5,987	8,724
Additions	69	1,188
Disposals	-	(2,951)
Amortization charge (i)	(144)	(974)
End of the period/year	5,912	5,987

(i)	Amortization charges of intangible assets are included in “General and administrative expenses” in the statement of income (Note 22).

10.           Inventories

Company’s inventories as of December 31, 2012, June 30, 2012 and July 1st, 2011 were as follows:

	12.31.2012	06.30.2012	07.01.2011
Current
Materials and other inventories (i)	480	474	427
Current inventories	480	474	427
Total inventories	480	474	427

(i)    The cost of inventories is recorded in “Costs” in the statement of income (Note 22).

35

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

11.           Trade and other receivables, net

Company’s trade and other receivables as of December 31, 2012, June 30, 2012 and July 1st, 2011 were as follows:

	12.31.2012	06.30.2012	07.01.2011
Non-current
Leases and services receivable	9,587	10,322	3,072
Non-current trade receivables	9,587	10,322	3,072
Minimum Presumed Income tax (MPIT)	89,579	76,328	54,278
Others	526	-	366
Non-current other receivables	90,105	76,328	54,644
Related parties (Note 27)	39,918	52,799	2,851
Total non-current trade and other receivables, net	139,610	139,449	60,567
Current
Sale, leases and services receivable	32,287	29,663	32,700
Checks to be deposited	17	16	6,908
Notes receivable	-	381	-
Debtors under legal proceedings	3,006	2,911	8,596
Less: allowance for sales, leases and services receivable	(5,160)	(4,783)	(9,822)
Trade receivables, net	30,150	28,188	38,382
Gross sales tax credit and others	633	414	-
Other tax receivables	1,221	2,530	2,363
Prepaid expenses	316	4,974	5,417
Expenses and services to recover	1,423	2,369	-
Advance payments	2,352	1,255	1,904
Others	977	1,222	8,395
Less: allowance for other receivables	(23)	-	-
Current other receivables, net	6,899	12,764	18,079
Related parties (Note 27)	48,385	26,902	70,144
Current trade and other receivables, net	85,434	67,854	126,605
Total trade and other receivables, net	225,044	207,303	187,172

Movements on the Company’s allowance for trade and other receivables are as follows:

	12.31.2012	06.30.2012
Beginning of the period/year	4,783	9,822
Additions of the period/year	735	938
Unused amounts reversed	(335)	(533)
Used during the period/year	-	(5,444)
End of the period/year	5,183	4,783

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 22). Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

36

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

12.           Investments in financial assets

Company’s investments in financial assets as of December 31, 2012, June 30, 2012 and July 1st, 2011 were as follows:

	12.31.2012	06.30.2012	07.01.2011
Non-current
Financial assets at fair value
Investment in equity securities in TGLT S.A	72	86	105
Investment in equity securities in Hersha	-	19,608	18,337
Other equity securities in public companies	58	221	271
Financial assets at amortized cost
Convertible notes APSA 2014 (Note 27)	-	143,679	130,444
Total Non-current investments in financial assets	130	163,594	149,157
Current
Financial assets at fair value
Mutual funds	8,473	2,494	2,170
Public companies securities	-	11,643	2,892
Financial assets at amortized cost
Non-convertible notes APSA 2012 (Note 27)	-	-	13,367
Convertible notes APSA 2014 (Note 27)	156,089	-	-
Interest on convertible notes APSA 2014 (Note 27)	7,056	6,534	5,861
Other investments	9	9	12
Total Current investments in financial assets	171,627	20,680	24,302
Total investments in financial assets	171,757	184,274	173,459

13.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of December 31, 2012, June 30, 2012 and July 1, 2011:

	12.31.2012	06.30.2012	07.01.2011
Cash at bank and on hand	119,823	76,405	27,276
Mutual funds.	207	467	17,887
Total cash and cash equivalents	120,030	76,872	45,163

37

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

13.	Cash flow information (Continued)

Following is a detailed description of cash flows generated by the Company’s operations for the six-month periods ended December 31, 2012 and 2011.

	Note	12.31.2012	12.31.2011
Profit for the period		223,782	81,551
Adjustments for:
Income tax	18	(43,601)	(42,853)
Depreciation and amortization	22	14,750	11,485
Gain from disposal of investment property	6	(55,959)	(24,727)
Disposals of unused property, plant and equipment	7	817	-
Share-based payments	26	625	518
Loss of derivative financial instruments	25	-	876
Changes in fair value of investments in financial assets	25	(26,438)	5,829
Dividends income	25	-	(419)
Interest expense, net		103,270	99,221
Provisions and allowances		28,517	17,584
Share of (profit)/ loss of subsidiaries, associates and joint ventures		(287,671)	(145,390)
Unrealized foreign exchange (gain) / loss, net		109,858	47,611
Increase in inventories		(6)	(47)
Decrease in trading properties		3,145	4,108
Decrease in trade and other receivables, net		2,671	14,451
Decrease in trade and other payables		(6,089)	(7,254)
Decrease in salaries and social security liabilities		(4,532)	(550)
Net cash generated by operating activities		63,139	61,994

Additional information

		12.31.2012	12.31.2011
Increase in investments in financial assets through an increase in borrowings		18,767	-
Dividends receivable		5,615	819
Increase in trade and other receivables, net through an increase in trade and other payables		-	3,032
Borrowing capitalization to subsidiaries, associates and joint ventures		4,647	-
Transfer of trade and other receivables to investment properties		-	2,222
Reserve for share-based payment compensation	5	2,426	1,794
Cumulative translation adjustment		10,506	8,784
Acquisition of non-controlling interest		1,142	15,311
Reimbursement of expired dividends	5	591	3,640
Dividends payable		52,487	-

38

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

14.           Trade and other payables

Company’s trade and other payables for the six-month period ended December 31, 2012 and for the year ended June 30, 2012 and July 1st, 2011 were as follows:

	12.31.2012	06.30.2012	07.01.2011
Non-current
Sales, rent and services payments received in advance	9,303	617	-
Guarantee deposits	4,277	5,739	4,285
Trade payables	13,580	6,356	4,285
Others	365	327	747
Non-current other payables	365	327	747
Related parties (Note 27)	17	16	-
Non-current trade and other payables	13,962	6,699	5,032

Current
Trade payables	5,320	7,061	6,635
Invoices to be received	8,104	10,019	6,746
Sales, rent and service payments received in advance	18,700	10,216	4,971
Guarantee deposits	3,349	1,336	2,901
Total current trade payables	35,473	28,632	21,253
VAT payables	1,854	6,961	6,635
Other tax payables	13,597	10,098	6,116
Dividends payable to non-controlling shareholders	51,583	28,632	-
Others	2,801	3,254	1,302
Current other payables	69,835	48,945	14,053
Related parties (Note 27)	33,687	35,651	17,387
Current trade and other payables	138,995	113,228	52,693
Total trade and other payables	152,957	119,927	57,725

39

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

15.           Salaries and social security liabilities

Company’s Salaries and social security liabilities as of December 31, 2012, June 30, 2012 and July 1st, 2011 were as follows:

	12.31.2012	06.30.2012	07.01.2011
Current
Provision for vacation and bonuses	2,254	4,475	2,720
Salaries payable	18	252	72
Social security payable	601	424	294
Total current salaries and social security liabilities	2,873	5,151	3,086
Total salaries and social security liabilities	2,873	5,151	3,086

16.           Provisions

The table below shows the movements in Company's provisions categorized by type of provision:

	Labor, legal and other claims	Investments in subsidiaries (*)	Total
At July 1st, 2011	1,082	-	1,082
Additions	5,992	99	6,091
Used during year	(100)	-	(100)
At June 30, 2012	6,974	99	7,073
Additions	5,782	110	5,892
Used during period	(317)	-	(317)
At December 31, 2012	12,439	209	12,648
(*) Corresponds to investments in subsidiaries, associates and joint ventures with negative equity.

The analysis of total provisions is as follows:

	12.31.2012	06.30.2012	07.01.2011
Non-current	7,084	6,198	-
Current	5,564	875	1,082
	12,648	7,073	1,082

40

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

17.           Borrowings

Company’s borrowings as of December 31, 2012, June 30, 2012 and July 1st, 2011 were as follows:

						Book value
	Secured/ unsecured	Currency	Fixed/ floating	Effective interest rate %	Nominal value	12.31.2012	06.30.2012	07.01.2011
Non-current
IRSA NCN due 2013	Unsecured	Ps.	Floating	Badlar +2.49%	153,152	-	51,032	-
IRSA NCN due 2014	Unsecured	US$	Fixed	7.45%	33,832	41,587	114,665	-
IRSA NCN due 2017 (Note 27)	Unsecured	US$	Fixed	8.50%	150,000	734,930	675,852	612,419
IRSA NCN due 2020	Unsecured	US$	Fixed	11.50%	150,000	719,553	661,078	598,116
Long-term loans	Secured	US$	Fixed	12%	-	-	-	27,585
Related parties (Note 27)	Unsecured	Ps.	Floating	Badlar	13,532	13,996	-	-
Related parties (Note 27)	Unsecured	US$	Floating	Libor 3m +200	8,012	39,403	36,271	55,139
Related parties (Note 27)	Unsecured	US$	Fixed	7.50%	2,224	16,645	11,418	-
Finance lease obligations	Secured	US$	Fixed	7.50%	25	34	53	-
Total non-current borrowings						1,566,148	1,550,369	1,293,259
Current
IRSA NCN due 2013	Unsecured	Ps.	Floating	Badlar +2.49%	153,152	156,319	102,888	-
IRSA NCN due 2014	Unsecured	US$	Fixed	7.45%	33,832	125,556	38,278	-
IRSA NCN due 2017 (Note 27)	Unsecured	US$	Fixed	8.5%	150,000	25,252	23,175	20,960
IRSA NCN due 2020	Unsecured	US$	Fixed	11.5%	150,000	37,000	34,003	30,800
Bank overdrafts	Unsecured	Ps.	Floating		153,935	155,271	143,997	365,198
Short-term loans	Unsecured	Ps.	Floating	18.85% the lowest	-	-	50,004	50,240
Short-term loans	Unsecured	Ps.	Fixed	14%	-	-	30,335	29,890
Short-term loans	Secured	US$	Fixed	12%	968	1,004	914	28,728
Finance lease obligations	Secured	US$	Fixed	7.50%	24	116	157	-
Related parties (Note 27)	Unsecured	Ps.	Floating	Badlar	67,369	70,162	7	-
Related parties (Note 27)	Unsecured	Ps.	Fixed	7.50%	6,000	29,763	-	-
Related parties (Note 27)	Unsecured	US$	Floating	Libor 3m +200bps	8,012	404	410	198
Related parties (Note 27)	Unsecured	US$	Fixed	5%	5,950	30,121	27,447	5,172
Total Current borrowings						630,968	451,615	531,186
Total borrowings						2,197,116	2,001,984	1,824,445

NCN: Non-convertible Notes

41

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

18.           Current and deferred income tax

The details of the provision for the Company’s income tax are as follows:

	12.31.2012	12.31.2011
Current income tax	-	-
Deferred income tax	43,601	42,853
Income tax	43,601	42,853

The gross movement on the deferred income tax account is as follows:

	12.31.2012	06.30.2012
Beginning of period/year	(19,179)	(79,464)
Income tax gain	43,601	60,285
End of period/year	24,422	(19,179)

Below is a reconciliation between income tax expense and the amount that would arise using the income tax rate applicable to Profit Before Income Tax for the six-month periods ended December 31, 2012 and 2011:

	12.31.2012	12.31.2011
Net income at tax rate	63,063	13,544
Permanent differences:
Share of profit / (loss) from subsidiaries, associates and joint ventures	(100,685)	(50,887)
Others	(6,043)	(3,074)
Non-deductible items	64	(2,436)
Income tax expense	(43,601)	(42,853)

42

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

19.           Dividends

During the period ended December 31, 2012 the Company has paid dividends for an amount of Ps. 163.2 million.

Dividends for the year ended June 30, 2012 amounted to Ps. 180.0 million, which were approved at the Annual General Ordinary Shareholders’ Meeting on October 31, 2012.

20.           Revenues

	12.31.2012	12.31.2011
Rental and scheduled rent increases	90,440	82,993
Expenses	32,777	26,024
Property management fee	1,775	1,095
Others	170	26
Total rental and service income	125,162	110,138
Sale of trading properties	12,299	15,469
Total other revenue	12,299	15,469
Total revenues	137,461	125,607

21.	Costs

	12.31.2012	12.31.2011
Leases and service costs	49,841	41,058
Cost of sales and development	4,264	5,629
Total cost of property operations	54,105	46,687
Total costs	54,105	46,687

22.           Expenses by nature

The Company disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Group.

43

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

22.           Expenses by nature (Continued)

For the period ended December 31, 2012:

	Costs
	Cost of property operations	Cost of sale of trading properties	General and administrative expenses	Selling expenses	Total
Leases and service charges	6,684	561	189	-	7,434
Depreciation and amortization	14,288	1	441	20	14,750
Allowances for trade and other receivables	-	-	-	400	400
Salaries, social security costs and other personnel expenses	5,243	59	12,856	2,130	20,288
Director´s fees	-	-	18,596	-	18,596
Fees and payments for services	1,463	40	3,277	544	5,324
Maintenance, security, cleaning, repairs and others	17,912	29	1,181	67	19,189
Taxes, rates and contributions	3,720	419	187	2,961	7,287
Advertising and others selling expenses	-	-	-	1,043	1,043
Cost of sale of trading properties	-	3,145	-	-	3,145
Others	531	10	2,191	140	2,872
Total expenses by nature	49,841	4,264	38,918	7,305	100,328

44

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

22.	Expenses by nature (Continued)

For the period ended December 31, 2011:

	Costs
	Cost of property operations	Cost of sale of trading properties	General and administrative expenses	Selling expenses	Total
Leases and service charges	5,604	745	362	3	6,714
Depreciation and amortization	11,144	-	341	-	11,485
Allowances for trade and other receivables	-	-	-	179	179
Salaries, social security costs and other personnel expenses	5,553	42	13,882	1,743	21,220
Director´s fees	-	-	9,755	-	9,755
Fees and payments for services	771	269	3,433	615	5,088
Maintenance, security, cleaning, repairs and others	13,503	35	942	79	14,559
Taxes, rates and contributions	4,104	430	80	2,869	7,483
Advertising and others selling expenses	-	-	-	1,525	1,525
Cost of sale of trading properties	-	4,108	-	-	4,108
Others	379	-	2,510	72	2,961
Total expenses by nature	41,058	5,629	31,305	7,085	85,077

45

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

23.           Employee costs

	12.31.2012	12.31.2011
Salaries, bonuses and social security costs	18,895	19,786
Share-based compensation	625	518
Pension costs – defined contribution plan	29	64
Other expenses and benefits	739	852
Employee costs	20,288	21,220

24.           Other operating results, net

	12.31.2012	12.31.2011
Related parties management fees (Note 27)	324	360
Personal assets tax	(1,901)	(1,948)
Donations	(178)	(2,050)
Lawsuits and other contingencies (1)	(5,868)	(4,461)
Others	(1,662)	1,444
Total other operating results, net	(9,285)	(6,655)
(1)	Includes judicial costs and expenses

25.           Financial results, net

	12.31.2012	12.31.2011
Finance income:
- Interest income	9,959	11,010
- Foreign exchange gains	32,799	13,641
- Fair value gains of investments in financial assets	26,438	-
- Dividends income	-	419
Total finance income	69,196	25,070

Finance costs:
- Interest expense	(114,486)	(110,231)
- Foreign exchange losses	(140,378)	(67,358)
- Loss on derivatives financial instruments	-	(876)
- Fair value loss of investments in financial assets	-	(5,829)
- Other finance costs	(5,629)	(6,070)
Total finance costs	(260,493)	(190,364)
Total financial results, net	(191,297)	(165,294)

26.           Share-based payments

For more details on share-based payments, see Note 30 to the Unaudited Condensed Interim Consolidated Financial Statements.

46

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

27.           Related party transactions

The following is a summary of the balances with related parties as of December 31, 2012:

Related party	Ref.	Description of transaction	Investments in financial assets	Trade and other receivables, net	Trade and other receivables, net	Trade and other payables	Trade and other payables	Borrowings	Borrowings
			Current	Non-current	Current	Current	Non-current	Current	Non-Current
Consultores Asset Management S.A.	(5)	Reimbursement of expenses	-	-	2,330	(36)	-	-	-
Estudio Zang, Bergel & Viñes	(6)	Advances	-	-	53	-	-	-	-
		Legal service fees	-	-	-	(377)	-	-	-
Fundación IRSA	(5)	Reimbursement of expenses	-	-	30	(3)	-	-	-
Museo de los Niños	(5)	Reimbursement of expenses	-	-	34	(12)	-	-	-
Directors	(6)	Reimbursement of expenses	-	-	157	-	-	-	-
		Fees	-	-	686	(17,385)	-	-	-
		Guarantee deposits	-	-	-	-	(8)	-	-
Quality Invest S.A.	(10)	Reimbursement of expenses	-	-	7	(48)	-	-	-
New Lipstick LLC	(5)	Reimbursement of expenses	-	-	1,180	-	-	-	-
Banco Hipotecario S.A.	(3)	Reimbursement of expenses	-	-	-	(81)	-	-	-
Cyrsa S.A.	(4)	Reimbursement of expenses	-	-	701	(19)	-	-	-
		Borrowings	-	-	-	-	-	(70,155)	-
Tarshop S.A.	(8)	Reimbursement of expenses	-	-	6	-	-	-	-
Alto Palermo S.A.	(2)	Reimbursement of expenses	-	-	3,581	(664)	-	-	-
		Convertible Notes 2014	163,145	-	-	-	-	-	-
		Share-based payment	-	-	12	-	-	-	-
		Share services	-	-	-	(236)	-	-	-
		Borrowings	-	-	-	-	-	(29,763)	-
Doneldon S.A.	(2)	Reimbursement of expenses	-	-	16	-	-	-	-
Arcos del Gourmet S.A.	(7)	Reimbursement of expenses	-	-	7	-	-	-	-
E-Commerce Latina S.A.	(2)	Reimbursement of expenses	-	-	17	-	-	-	-
		Borrowings	-	-	-	-	-	-	(9,989)
Efanur S.A.	(2)	Reimbursement of expenses	-	-	43	-	-	-	-
		Borrowings	-	39,913	-	-	-	-

47

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

27.           Related party transactions (Continued)

Related party	Ref.	Description of transaction	Investments in financial assets	Trade and other receivables, net	Trade and other receivables, net	Trade and other payables	Trade and other payables	Borrowings	Borrowings
			Current	Non-current	Current	Current	Non-current	Current	Non-current
Emprendimientos Recoleta S.A.	(7)	Reimbursement of expenses	-	-	-	(1)	-	-	-
		Non-Convertible Note IRSA Class I 2017	-	-	-	-	-	(341)	(6,460)
Fibesa S.A.	(7)	Reimbursement of expenses	-	-	35	(5)	-	-	-
Hoteles Argentinos S.A.	(2)	Reimbursement of expenses	-	-	54	-	-	-	-
		Other liabilities	-	-	-	(987)	-	-	-
Imadison LLC	(5)	Reimbursement of expenses	-	-	824	-	-	-	-
Inversora Bolivar S.A.	(2)	Reimbursement of expenses	-	-	36	(67)	-	-	-
		Borrowings	-	-	-	-	-	-	(11,941)
IRSA International LLC	(11)	Reimbursement of expenses	-	-	885	(657)	-	-	-
Jiwin S.A.	(2)	Reimbursement of expenses	-	-	3	-	-	-	-
Llao Llao Resorts S.A.	(2)	Reimbursement of expenses	-	-	2,084	-	-	-	-
		Guarantee deposits	-	-	-	-	(9)	-	-
		Borrowings	-	-	84	-	-	-	-
Nuevas Fronteras S.A.	(2)	Reimbursement of expenses	-	-	-	(7)	-	-	-
		Management fees	-	-	67	-	-	-	-
		Borrowings	-	-	-	-	-	(30,120)	-
Palermo Invest S.A.	(2)	Reimbursement of expenses	-	-	31	-	-	-	-
		Borrowings	-	-	80	-	-	(8)	(5,059)
Panamerican Mall S.A.	(7)	Reimbursement of expenses	-	-	137	-	-	-	-
		Non-Convertible Note IRSA Class I 2017	-	-	-	-	-	(581)	(10,999)
Real Estate Investment Group LP	(3)	Reimbursement of expenses	-	-	35	(25)	-	-	-
Real Estate Investment Group LP V	(3)	Reimbursement of expenses	-	-	11	-	-	-	-
Real Estate Strategies Group LP	(3)	Reimbursement of expenses	-	-	1,230	-	-	-	-

48

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

27.           Related party transactions (Continued)

Related party	Ref.	Description of transaction	Investments in financial assets Current	Trade and other receivables, net Non current	Trade and other receivables, net Current	Trade and other payables Current	Trade and other payables Non Current	Borrowings Current	Borrowings Non Current
Ritelco S.A.	(2)	Reimbursement of expenses	-	-	16	(15)	-	-	-
		Borrowings	-	-	-	-	-	(404)	(43,055)
Sedelor S.A.	(2)	Reimbursement of expenses	-	-	16	-	-	-	-
Solares Santa María S.A.	(2)	Reimbursement of expenses	-	-	3,359	-	-	-	-
		Borrowings	-	5	-	-	-	-	-
Torodur S.A.	(7)	Reimbursement of expenses	-	-	148	-	-	-	-
Tyrus S.A.	(2)	Reimbursement of expenses	-	-	101	(1)	-	-	-
		Borrowings	-	-	21,118	-	-	-	-
Unicity S.A.	(2)	Reimbursement of expenses	-	-	5	-	-	-	-
Zetol S.A.	(5)	Reimbursement of expenses	-	-	136	-	-	-	-
Codalis S.A.	(2)	Reimbursement of expenses	-	-	24	-	-	-	-
Canteras Natal Crespo S.A.	(4)	Reimbursement of expenses	-	-	838	-	-	-	-
		Capital contribution to be received	-	-	4	-	-	-	-
		Borrowings	-	-	93	-	-	-	-
		Management fee	-	-	164	-	-	-	-
Baicom Networks S.A.	(5)	Reimbursement of expenses	-	-	12	-	-	-	-
Puerto Retiro S.A.	(9)	Reimbursement of expenses	-	-	154	-	-	-	-
Cresud S.A.C.I.F. y A.	(1)	Reimbursement of expenses	-	-	2,746	(207)	-	-	-
		Share services	-	-	4,093	(11,949)	-	-	-
		Dividends	-	-	-	(903)	-	-	-
		Borrowings	-	-	171	-	-	-	-
		Sale of properties	-	-	701	-	-	-	-
Futuros y Opciones .Com S.A.	(5)	Reimbursement of expenses	-	-	-	(2)	-	-	-
Alafox S.A.	(2)	Reimbursement of expenses	-	-	26	-	-	-	-
Helmir S.A.	(5)	Reimbursement of expenses	-	-	1	-	-	-	-
Nuevo Puerto Santa Fe S.A.	(10)	Reimbursement of expenses		-	3	-	-	-	-
Total			163,145	39,918	48,385	(33,687)	(17)	(131,372)	(87,503)

49

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

27.           Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the six-month period ended December 31, 2012:

Related party	Ref.	Leases	Fees	Income from services and share expenses	Legal services	Interest Income / (Loss)
Alto Palermo S.A.	(2)	2,223	1,100	178	-	7,176
Canteras Natal Crespo S.A.	(4)	-	-	48	-	5
Consultores Assets Management S.A.	(5)	80	-	-	-	-
Cresud S.A.C.I.F. y A.	(1)	704	(12,272)	43	-	297
Cyrsa S.A.	(4)	-	-	-	-	(2,792)
Directors	(6)	-	(4,366)	-	-	-
E-Commerce Latina S.A.	(2)	-	-	3	-	(360)
Estudio Zang, Bergel & Viñes	(6)	-	-	-	(516)	-
Fibesa S.A.	(7)	437	-	35	-	-
Inversora Bolivar S.A.	(2)	-	-	-	-	(405)
Llao Llao Resorts S.A.	(2)	60	-	-	-	83
Nuevas Fronteras S.A.	(2)	-	-	273	-	(694)
Tyrus S.A.	(2)	-	-	-	-	87
Efanur S.A.	(2)	-	-	-	-	650
Palermo Invest S.A.	(2)	-	-	-	-	(156)
Emprendimiento Recoleta S.A.	(7)	-	-	-	-	(214)
Ritelco S.A.	(2)	-	-	-	-	(509)
Tarshop S.A.	(8)	1,608	-	153	-	-
Panamerican Mall S.A.	(7)	-	-	-	-	(365)
Total		5,112	(15,538)	733	(516)	2,803

(1)	Shareholder
(2)	Subsidiary
(3)	Associate
(4)	Joint venture
(5)	Related
(6)	Related to the Board of Directors
(7)	Subsidiary of APSA
(8)	Associate of APSA
(9)	Joint venture through Inversora Bolívar S.A.
(10)	Joint venture of APSA
(11)	Associate of Tyrus

50

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

28.           Negative working capital

At the end of the period, the Company had negative working capital. This situation is presently being considered by the Board of Directors and by Management.

29.           Subsequent Events

Acceptance of repurchase offer

On January 14, 2013, IRSA accepted the offer submitted by APSA to repurchase all of the Series I convertible notes issued by APSA, which mature in July 2014 and amount as of the date of these financial statements to a par value of US$ 31.7 million, for a total price of US$ 35.4 million, or US$ 1.1148554 per each convertible note. According to the terms of the offer received, the total price will be adjusted at the date of actual payment.

See other subsequent events in Note 33 to Unaudited Condensed Interim Consolidated Financial Statements.

51

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.1.

3.	Receivables and liabilities by maturity date.

		Falling due (Point 3a.)	Without term (Point 3.b.)	Without term (Point 3.b.)	To be due (Point 3.c.)								Total
Items		12.31.12	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Accounts receivable, net	Trade and other receivables, net	3,445	473	89,894	67,698	11,47	1,187	1,161	8,496	562	40,283	375	225,044
	Total	3,445	473	89,894	67,698	11,47	1,187	1,161	8,496	562	40,283	375	225,044
Liabilities	Trade and other payables	1,058	-	-	121,968	4,458	890	10,621	13,689	251	22	-	152,957
	Borrowings	-	-	-	275,149	92,902	91,891	171,026	41,615	58,7	11,35	1,454,483	2,197,116
	Salaries and social security liabilities	-	-	-	1,654	-	1,219	-	-	-	-	-	2,873
	Provisions	-	5,564	-	-	-	-	-	6,875	-	-	-	12,439
	Total	1,058	5,564	-	398,771	97,36	94	181,647	62,179	58,951	11,372	1,454,483	2,365,385

52

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

4.a.           Breakdown of accounts receivable and liabilities by currency and maturity.

		Current			Non-current			Totals
Concepts		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Accounts receivables	Trade and other receivables, net	68,107	17,327	85,434	90,108	49,502	139,61	158,215	66,829	225,044
	Total	68,107	17,327	85,434	90,108	49,502	139,61	158,215	66,829	225,044
Liabilities	Trade and other payables	123,407	15,588	138,995	8,625	5,337	13,962	132,032	20,925	152,957
	Borrowings	379,273	251,695	630,968	11,933	1,554,215	1,566,148	391,206	1,805,910	2,197,116
	Salaries and social security liabilities	2,873	-	2,873	-	-	-	2,873	-	2,873
	Provisions	5,564	-	5,564	6,875	-	6,875	12,439	-	12,439
	Total	511,117	267,283	778,400	27,433	1,559,552	1,586,985	538,55	1,826,835	2,365,385

4.b.    Breakdown of accounts receivable and liabilities by adjustment clause.

As of December 31, 2012 there are not receivable and liabilities subject to adjustment clause.

53

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

4.c.           Breakdown of accounts receivable and liabilities by interest clause.

		Current				Non-current
		Accruing interest		Non-accruing interest	Total	Accruing interest		Non-accruing interest	Total	Accruing interest		Non Accruing interest	Total
Concepts		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Accounts receivables	Trade and other receivables, net	1,227	-	84,207	85,434	39,913	5	99,692	139,61	41,14	5	183,899	225,044
	Total	1,227	-	84,207	85,434	39,913	5	99,692	139,61	41,14	5	183,899	225,044
Liabilities	Trade and other payables	-	-	138,995	138,995	-	-	13,962	13,962	-	-	152,957	152,957
	Borrowings	184,667	220,523	225,778	630,968	1,512,026	58,055	-3,933	1,566,148	1,696,693	278,578	221,845	2,197,116
	Salaries and social security liabilities	-	-	2,873	2,873	-	-	-	-	-	-	2,873	2,873
	Provisions	-	-	5,564	5,564	-	-	6,875	6,875	-	-	12,439	12,439
	Total	184,667	220,523	373,210	778,400	1,512,026	58,055	16,904	1,586,985	1,696,693	278,578	390,114	2,365,385

54

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

5.           Related parties.

Interest in related parties:

Name of the entity	% of ownership interest held by the Group
Direct Controlling interest of IRSA:
Alafox S.A.	100.00%
APSA	95.67%
Codalis S.A.	100.00%
Doneldon S.A.	100.00%
E-Commerce Latina S.A.	100.00%
Efanur S.A.	100.00%
Hoteles Argentinos S.A.	80.00%
Inversora Bolívar S.A.	100.00%
Llao Llao Resorts S.A. (1	50.00%
Nuevas Fronteras S.A.	76.34%
Palermo Invest S.A.	100.00%
Ritelco S.A.	100.00%
Sedelor S.A.	100.00%
Solares de Santa María S.A.	100.00%
Tyrus S.A.	100.00%
Unicity S.A.	100.00%

1)	Related parties debit/credit balances. See Note 27.

6.           Loans to directors.

See Note 27.

7.           Inventories.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.           Current values.

See Notes 6, 7, 8 and 10 of these Unaudited Condensed Interim Separate Financial Statements.

9.           Appraisal revaluation of property, plant and equipment.

None.

55

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

10.           Obsolete unused property, plant and equipment.

None.

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.           Recovery values.

See Notes 6, 7, 8 and 10 of these Unaudited Condensed Interim Separate Financial Statements.

13.           Insurances.

Insured Assets

Real Estate	Insured amounts (1)	Accounting values	Risk covered
EDIFICIO REPÚBLICA	96,361	209,477	All operational risk with additional coverage and minor risks
BOUCHARD 551	63,303	124,327	All operational risk with additional coverage and minor risks
MORENO 877	49,508	66,674	All operational risk with additional coverage and minor risks
BOUCHARD 710	39,587	63,589	All operational risk with additional coverage and minor risks
MAIPU 1300	25,787	35,305	All operational risk with additional coverage and minor risks
SUIPACHA 652	17,041	9,580	All operational risk with additional coverage and minor risks
CASONA ABRIL	11,753	2,530	All operational risk with additional coverage and minor risks
AVDA. DE MAYO 595	5,148	3,650	All operational risk with additional coverage and minor risks
LIBERTADOR 498	3,423	3,764	All operational risk with additional coverage and minor risks
DIQUE IV	3,056	63,045	All operational risk with additional coverage and minor risks
RIVADAVIA 2768	369	153	All operational risk with additional coverage and minor risks
MADERO 1020	216	166	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1159	98	6,948	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1111	93	790	All operational risk with additional coverage and minor risks
SUBTOTAL	315,743	589,998
SINGLE POLICY	15,000	-	Third party liability

(1)         The insured amounts are in thousands of U.S. dollars.

In our opinion, the above-described insurance policies cover current risks adequately.

56

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

None.

18.	Restrictions on distributions of profits.

See Note 27 of Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements.

Autonomous City of Buenos Aires, February 18, 2013.

57

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

1.	Brief comments on the Company’s activities during the period, including references to significant events occurred after the end of the period.

See attached.

2.	Comparative summarized consolidated shareholders’ equity structure

	12.31.12	06.30.12	07.01.11
Non-Current Assets	1,208,407	6,050,293	5,812,347
Current Assets	6,680,475	839,328	819,565
Total Assets	7,888,882	6,889,621	6,631,912
Non-Current Liabilities	1,509,024	2,644,108	2,372,540
Current Liabilities	3,208,496	1,205,744	1,176,759
Total Liabilities	4,717,520	3,849,852	3,549,299
Non-controlling interest	465,233	390,428	331,609
Shareholders’ Equity	2,706,129	2,649,341	2,751,004
Total	7,888,882	6,889,621	6,631,912
3.	Comparative summarized consolidated income structure

	12.31.12	12.31.11
Operating result	558,874	372,271
Share of profit of associates and joint ventures	14,384	16,224
Profit before financial results and income tax	573,258	388,495
Finance income	121,586	50,033
Finance cost	(378,881)	(305,660)
Financial loss, net	(257,295)	(255,627)
Profit Before Income Tax	315,963	132,868
Income tax	(70,084)	(53,484)
Profit for the period	245,879	79,384

Attributable to:
Equity holders of the parent	223,782	81,551
Non-controlling interest	22,097	(2,167)

58

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

4.       Statistical data as compared with the same period of previous year.

Summary of properties sold in units and in thousands of pesos.

	12.31.12	12.31.11
Apartments & Loft Buildings
Torres Jardín	-	-
Torres de Abasto (1)	-	-
Barrio chico		371
Caballito Nuevo	6,168	7,119
Edificios Cruceros	-	-
Torres Renoir	-	-
Torres Renoir II	-	-
Alto Palermo Park	-	-
San Martín de Tours	-	-
Terreno Caballito	-	-
Torres de Rosario	4,260	3,503
Libertador 1703 and 1755 (Horizons)	69,120	53,928
Others	811	-

Residential Communities
Abril / Baldovinos (2)	1,113	-
El Encuentro	4,207	7,979
Villa Celina I, II and III	-	-

Undeveloped plots of land
Pereiraola	-	-
Santa María del Plata	-	-
Terreno Rosario (1)	-	20,587
Caballito Mz 35 (1)	-	-
Neuquén (1)	-	-
Aguero 596 (1)	-	-
Canteras Natal	56	12
C.Gardel 3134 (1)	-	-
Thames	-	20,022
C.Gardel 3128 (1)	-	-
Terreno Beruti (1)	-	-
Club de Campo Valle Escondido (1)	-	-
Terreno Mendoza	-	-
Torres Jardín IV	-	-

Others
Dique III	-	-
Bouchard 551	-	-
Madero 1020	-	-
Della Paolera 265	-	-
Madero 942	-	-
Dock del Plata	-	-
Libertador 498	-	10,600
Edificios Costeros	-	-
Sarmiento 517	-	-
Libertador 602	-	-
Laminar	-	-
Museo Renault	-	-
Reconquista 823	-	-
Locales Crucero I	-	-
Others	-	45
	85,735	124,166

59

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

5.	Key ratios as compared.

	12.31.2012		06.30.2012
Liquidity
Current assets	1,208,407	=0.80	839,328	=0.70
Current liabilities	1,509,024		1,205,744

Debt
Total liabilities	4,717,520	=1.74	3,849,852	=1.45
Shareholders’ Equity	2,706,129		2,649,341

Solvency
Shareholders’ Equity	2,706,129	=0.57	2,649,341	=0.69
Total liabilities	4,717,520		3,849,852

Non-Current Assets to total Assets
Non-Current Assets	6,680,475	=0.85	6,050,293	=0.88
Total assets	7,888,882		6,889,621

6.	Brief comment on the outlook for the coming period.

See attached.

60

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
C.U.I.T.: 30-52532274-9
Legal address: Bolívar 108 - 1° floor - Autonomous City of Buenos Aires

1. We have reviewed the accompanying unaudited condensed interim separate statement of financial position of IRSA Inversiones y Representaciones Sociedad Anónima as of December 31, 2012, and the related unaudited condensed interim separate statements of income, unaudited condensed interim separate statements of comprehensive income for the six and three-month periods ended December 31, 2012 and the unaudited condensed interim separate statements of changes of shareholders’ equity and unaudited condensed interim separate statements of cash flows for the six-month period ended December 31, 2012 and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2012 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2. The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) added by the National Securities Commission (CNV) to its regulations. Those standards differ from the International Financial Reporting Standards (IFRS) and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board (IASB) and used for the preparation of the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiary as to the aspects mentioned in note 2.1 to the unaudited condensed interim separate financial statements attached. Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3. We conducted our review in accordance with Technical Resolution No. 7 issued by the FACPCE for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of personnel responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

4. As mentioned in Note 2.1 to the unaudited condensed interim separate financial statements, these unaudited condensed interim separate financial statements have been prepared in accordance to Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences, which differ from the International Financial Reporting Standards, and especially, from the International Accounting Standard No 34 used in the preparation of the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries as to the aspects mentioned in Note 2.3 to the unaudited condensed interim separate financial statements attached. The fiscal year ended June 30, 2013 will be the first year of application of IFRS. The adjustments and other effects of the transition to IFRS are presented in Note 2.3 to these unaudited condensed interim separate financial statements. The amounts included in the reconciliations shown in Note 2.3 are subject to change as a consequence of potential changes in IFRS which may occur until June 30, 2013, and should only be considered as final upon issuance of the annual financial statements for the fiscal year ended June 30, 2013.

61

Free translation from the original prepared in Spanish for publication in Argentina
Limited Review Report (Continued)

5. Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements have not been prepared in all material respects in accordance with Technical Pronouncement No. 26 of the FACPCE for separate financial statements of a parent company.

6. In accordance with current regulations, we hereby inform that :

a) the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are recorded in the "Inventory and Balance Sheet Book" and carried in all formal respects in conformity with legal requirements, and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b) the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c) we have read the Additional Information to the notes to the unaudited condensed interim separate financial statements required by Article 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d) at December 31, 2012, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 384,663, which was callable at that date.

Autonomous City of Buenos Aires, February 18, 2013.

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Carlos Martín Barbafina Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 175 F° 65	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Marcelo Héctor Fuxman Public Accountant (U.B.A.) C.P.C.E. C.A.B.A. T° 134 F° 85

62

IRSA Inversiones y Representaciones Sociedad Anónima
Summary as of December  31, 2012

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Buenos Aires, February 18, 2013 - IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) (BASE: IRSA), Argentina’s leading real estate company, announces today the results of its operations for the six-month period ended December 31, 2012.

Consolidated Income
(In millions of ARS, excluding joint businesses)

	IIQ 13	IIQ 12	YoY var	6M 13	6M 12	YoY var
Revenues	599.7	481.3	24.6%	1.086.0	912.9	19.0%
Operating Income / (Loss)	360.9	198.3	82.0%	558.9	372.3	50.1%
Depreciation and Amortization	74.9	57.8	29.5%	107.1	85.8	24.8%
EBITDA	435.8	256.1	70.2%	666.0	458.1	45.4%
Net Income for the period	195.1	227.2	(14.2)%	245.9	74.9	209.7%

„	Revenues grew by 24.6% in the second quarter of 2013 compared to the same quarter of 2012, and by 19.0% compared to the first six months of the previous fiscal year.

„
Consolidated operating income for the first six months of 2013 amounted to ARS 558.9 million, 50.1% higher than in the same semester of 2012. The growth in operating income, which outpaced revenues, is mainly explained by the sale of Investment Properties during this period, which was 126.3% higher than in the first six months of 2012. EBITDA recorded a similar behavior, as it grew 45.4% in the first six months of 2013 compared to the same period of 2012.

„
Profit for the period increased by 209.7% for the first six months of the year compared to the same period last year mainly due to the results of the investment in Madison 183 Building in Manhattan, NY.

II. Shopping Centers (through our subsidiary Alto Palermo S.A.)

During the second quarter of 2013, our shopping centers maintained their growth rate in terms of sales and reached a 98.8% occupancy level, one percentage point higher than in the same period of 2012.

According to the Shopping Centers’ poll made by the INDEC1, as of December 31, 2012, cumulative tenants’ sales for the past twelve months recorded a 22.5% increase compared to the same period of the previous year.

Our tenants’ sales grew 23.2% compared to the same period of the previous fiscal year, and 24.1% if we compare the second quarter of 2013 to the same quarter of 2012, driven by the growth in sales from the shopping centers in Greater Buenos Aires and the interior of Argentina. In this way, Revenues and EBITDA from this segment recorded increases of 20.4% and 17.1%, respectively.

Financial indicators of the Shopping Centers segment
(In millions of ARS)

	IIQ 13	IIQ 12	YoY var	6M 13	6M 12	YoY var
Revenues	450.2	367.1	22.6%	809.0	671.7	20.4%
Operating Income	196.5	157.4	24.8%	353.4	298.9	17.4%
Depreciation and Amortization	44.7	34.5	29.6%	76.3	68.9	10.8%
EBITDA	241.2	191.8	25.6%	429.6	367.7	16.8%

1

IRSA Inversiones y Representaciones Sociedad Anónima
Summary as of December  31, 2012

Operating indicators of the Shopping Centers segment
(In millions of ARS, except as indicated)

	IIQ 13	IQ 13	IVQ 12	IIIQ 12	IIQ 12
Gross Leaseable Area (sqm)[2]	309,021	309,021	309,021	307,685	308,597
Tenants’ Sales (12 month cumulative)	13,967	10,471	9,966	9,393	8,975
Tenants’ Sales in the same Shopping Centers [1] (12 month cumulative)	13,397	10,037	9,577	9,056	8,689
Occupancy [2]	98.8%	98.4%	98.4%	97.8%	97.8%

[1]	Excludes “Soleil” and "Ribera Shopping" shopping centers.
[2]	Percentage over gross leaseable area as of period end.

Operating data of our Shopping Centers

Shopping Center	Date of Acquisition	Gross Leaseable Area (sqm)[1]	Stores	APSA’s Interest	Occupancy [2]	Book Value (ARS thousand) [3]
Alto Palermo	Nov-97	18,701	146	100.0%	98.9%	245,728
Abasto Shopping[4]	Jul-94	37,711	173	100.0%	100.0%	303,744
Alto Avellaneda	Nov-97	36,943	140	100.0%	97.6%	148,916
Paseo Alcorta	Jun-97	14,107	111	100.0%	99.8%	128,155
Patio Bullrich	Oct-98	11,684	82	100.0%	100.0%	128,478
Alto Noa Shopping	Mar-95	19,038	92	100.0%	99.7%	36,890
Buenos Aires Design	Nov-97	13,769	62	53.7%	97.7%	18,170
Alto Rosario Shopping[5]	Nov-04	27,691	146	100.0%	97.9%	131,442
Mendoza Plaza Shopping	Dec-94	42,237	148	100.0%	96.2%	119,158
Córdoba Shopping	Dec-06	15,191	106	100.0%	100.0%	74,891
Dot Baires Shopping	May-09	49,527	152	80.0%	100.0%	466,959
Soleil	Jul-10	14,712	70	100.0%	100.0%	83,552
La Ribera Shopping	Aug-11	7,710	48	50.0%	100.0%	15,780
Total Shopping Centers		309,021	1,476		98.8%	1,901,863

[1] Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
[2] Calculated dividing occupied square meters by leaseable area on the last day of the period.
[3] Cost of acquisition plus improvements, less cumulative depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Excludes works in progress.
[4] Excludes Museo de los Niños (3,732 sqm).
[5] Excludes Museo de los Niños (1,261 sqm).

Cumulative tenants’ sales as of December 31
(By Shopping Center, for the quarter and for the first six months of each fiscal year, in millions of ARS)

Shopping Center	IIQ 13	IIQ 12	YoY var	6M 13	6M 12	YoY var
Alto Palermo	458.2	378.9	20.9%	813.5	687.5	18.3%
Abasto Shopping	550.8	436.9	26.1%	989.8	801.2	23.5%
Alto Avellaneda	530.0	420.6	26.0%	953.0	741.2	28.6%
Paseo Alcorta	245.0	199.0	23.1%	420.1	351.8	19.4%
Patio Bullrich	159.5	145.4	9.7%	283.0	267.6	5.8%
Alto Noa Shopping	166.2	134.6	23.5%	306.4	249.0	23.1%
Buenos Aires Design	62.7	59.6	5.2%	119.9	118.7	1.0%
Alto Rosario Shopping	292.6	226.5	29.2%	535.7	416.6	28.6%
Mendoza Plaza Shopping	318.0	242.8	31.0%	587.4	457.5	28.4%
Córdoba Shopping	125.1	96.2	29.8%	221.1	174.5	26.7%
Dot Baires Shopping	452.1	371.0	21.9%	798.0	654.2	22.0%
Soleil	88.4	70.8	24.9%	158.5	133.3	18.9%
La Ribera Shopping [1]	47.8	34.9	37.0%	101.1	51.0	98.2%
Total	3,496.4	2,817.4	24.1%	6,287.5	5,104.1	23.2%

[1] APSA took possession of this Shopping Center on August 15, 2011.

2

IRSA Inversiones y Representaciones Sociedad Anónima
Summary as of December  31, 2012

Cumulative tenants’ sales as of December 31
(By Type of Business, for the quarter and for the first six months of each fiscal year, in millions of ARS)

Type of Business	IIQ 13	IIQ 12	YoY var	6M 13	6M 12	YoY var
Anchor Store	250.8	208.4	20.3%	438.8	369.8	18.7%
Clothes and Footwear	1.827.9	1.457.0	25.5%	3.144.4	2.554.4	23.1%
Entertainment	84.0	68.9	21.9%	219.1	163.2	34.3%
Home	620.5	490.9	26.4%	1.141.4	909.1	25.6%
Restaurant	270.3	224.2	20.6%	558.6	457.0	22.2%
Miscellaneous	425.9	354.5	20.1%	751.6	625.3	20.2%
Services	17.1	13.5	26.7%	33.7	25.3	33.2%
Total	3,496.4	2,817.4	24.1%	6,287.5	5,104.1	23.2%

Cumulative revenues from leases as of December 31
(Detailed revenues, for the quarter and for the first six months of each fiscal year, in millions of ARS)

Detailed Revenues	IIQ13	IIQ12	YoY var	6M 13	6M 12	YoY var
Base Rent	153,834	124,673	23.4%	287,351	235,647	21.9%
Percentage Rent	88,002	69,617	26.4%	144,673	122,262	18.3%
Total Rent	241,836	194,290	24.5%	432,024	357,909	20.7%
Admission rights	27,227	21,805	24.9%	51,337	41,624	23.3%
Fees	4,165	8,524	(51.1)%	13,053	17,076	(23.6)%
Parking	15,702	10,518	49.3%	30,792	21,408	43.8%
Management fees	4,420	3,550	24.5%	8,564	6,060	41.3%
Other	915	(1,013)	-	1,625	310	423.9%
Total Revenues before Common Expenses and Common Promotional Fund	294,265	237,673	23.8%	537,395	444,387	20.9%
Common Expenses and Common Promotional Fund	155,895	129,532	20.4%	271,607	227,279	19.5%
Total Revenues	450,160	367,205	22.6%	809,002	671,666	20.4%

III. Offices

During the second quarter of fiscal year 2013, average rental prices and the occupancy rate in the A+ market stood at 31 USD/sqm, whereas the vacancy rate decreased slightly in the last months of the calendar year, reaching levels close to 9%.

Rent and Vacancy of A and A+ Offices in the City of Buenos Aires

Source: LJ Ramos

3

IRSA Inversiones y Representaciones Sociedad Anónima
Summary as of December  31, 2012

in ARS MM	IIQ 13	IIQ 12	YoY var	6M 13	6M 12	YoY var
Revenues	70.1	62.0	13.1%	140.4	120.2	16.8%
Operating Income	24.4	22.9	6.6%	53.8	47.5	13.2%
Depreciation and Amortization	18.2	11.5	58.3%	18.3	11.6	58.1%
EBITDA	42.6	34.4	23.8%	72.1	59.1	22.0%

	IIQ 1313	IQ 13	IVQ12	IIIQ12	IIQ12
Premium Portfolio Occupancy	96.4%	96.8%	96.5%	97.0%	96.0%

„
Revenues from the Offices segment increased by 13.1% in the second quarter of fiscal year 2013 compared to the same period of the previous fiscal year and 16.8% compared to the first six months of the previous fiscal year.

„	The Premium portfolio’s occupancy level reached 96.4% during the period under review, in line with the trend observed during the previous quarters.
„
EBITDA grew 22.0% in the first six months of 2013 compared to 2012 and the EBITDA/Revenue margin for the period, excluding revenues from common maintenance expenses, stood at 69.2%, similar to the margin recorded in the same period of 2012.

Below is information on our offices and other rental properties segment as of December 31, 2012.

Operating Data of the Offices segment
(In millions of ARS, except as indicated)

	Date of Acquisition	Gross Leaseable Area sqm (1)	Occupancy (2)	Interest	Book Value(3)
Offices
Edificio República	Apr-08	19,884	90.3%	100%	209,477
Torre Bankboston	Aug-07	14,873	96.4%	100%	148,111
Bouchard 551	Mar-07	21,021	100.0%	100%	124,327
Intercontinental Plaza	Nov-97	22,535	100.0%	100%	50,691
Bouchard 710	Jun-05	15,014	100.0%	100%	63,589
Dique IV, Juana Manso 295	Dec-97	11,298	91.7%	100%	63,045
Maipú 1300	Sep-95	10,280	97.5%	100%	35,305
Libertador 498	Dec-95	620	100.0%	100%	3,764
Suipacha 652/64	Nov-91	11,453	89.9%	100%	9,580
Madero 1020	Dec-95	101	100.0%	100%	166
Dot Building (7)	Nov-06	11,242	100.0%	96%	106,068
Other(4)	N/A	2,966	90.8%	-	2,190
Subtotal Offices		141,287	96.4%	-	816,313

Other Properties
Commercial Properties(5)	N/A	312	-	-	3,147
Santa María del Plata S.A.	Jul-97	60,100	100.0%	100%	12,494
Nobleza Piccardo (8)	May-11	80,028	100.0%	50%	78,421
Catalinas Norte Plot	Dec-09	N/A	-	-	109,162
Other Properties(6)	N/A	2,072	100.0%	-	6,948
Subtotal Other Properties		142,512	99.8%		210,171

TOTAL OFFICES AND OTHER		283,799	98.1%	-	1,026,484

1 Survey of Shopping Centers. December 2012. INDEC www.indec.gov.ar

Notes:
(1) Total leaseable area for each property as of December 31, 2012. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leaseable area as of December 31, 2012.
(3) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.
(4) Includes the following properties: Av. de Mayo 595, Rivadavia 2774, and Costeros Dique IV.
(5) Includes the following properties: Constitución 1111 and Casona de Abril.
(6) Includes the following properties: Constitución 1159 and Canteras.
(7) Through Alto Palermo S.A.
(8) Through Quality Invest S.A.

4

IRSA Inversiones y Representaciones Sociedad Anónima
Summary as of December  31, 2012

		Annual cumulative rental income(2)
	Monthly Income (1)	IIQ 13	IIQ 12	YoY var	6M 13	6M 12	YoY var
Offices
Edificio República	2,591	9,707	8,470	14,6%	20,401	17,391	17.3%
Torre Bankboston	2,103	8,815	7,897	11,6%	17,467	13,902	25.6%
Bouchard 551	2,440	9,023	9,647	(6,5)%	19,798	18,374	7.8%
Intercontinental Plaza	2,486	10,241	8,150	25,7%	20,961	16,961	23.6%
Bouchard 710	2,196	8,013	6,288	27,4%	15,933	12,456	27.9%
Dique IV, Juana Manso 295	1,513	5,599	4,739	18,1%	11,014	10,110	8.9%
Maipú 1300	1,205	5,298	4,491	18,0%	10,330	9,024	14.5%
Libertador 498	201	724	1,240	(41,6)%	2,034	2,623	(22.5)%
Suipacha 652/64	738	2,690	2,437	10,4%	5,313	4,775	11.3%
Madero 1020	6	6	10	(40,0)%	12	19	(36.8)%
Dot Building	1,016	4,837	4,045	19,6%	9,283	5,505	68.6%
Other Offices	265	5	3,745	(99,9)%	559	4,491	(87.6)%
Subtotal Offices	16,760	64,955	61,159	6,2%	133,105	115,631	15.1%

Other Properties
Santa María del Plata S.A.	118	1,766	274	544,5%	2,090	562	271.9%
Nobleza Piccardo	1,556	2,404	2,034	18,2%	4,452	3,999	11.3%
Other Properties	15	744	16	-	744	15	-
Subtotal Other Properties	1,689	4,624	2,324	99,0%	7,286	4,576	59.2%
TOTAL OFFICES AND OTHER	18,449	70,062	63,483	10,4%	140,391	120,207	16.8%

Notes:
(1) Agreements in force as of December 31, 2012 for each property were computed.
(2) Represents the total consolidated rents.

IV.           Sales and Developments

In terms of prices, the price per new square meter in the City of Buenos Aires continues its upward trend. The following chart shows the development of the price per square meter in dollars in two residential areas in the City of Buenos Aires.

5

IRSA Inversiones y Representaciones Sociedad Anónima
Summary as of December  31, 2012
Price of a new apartment in a residential area of Buenos Aires (USD/sqm)

Source: Reporte Inmobiliario

Sales and Developments in ARS MM	IIQ 13	IIQ 12	YoY var	6M 13	6M 12	YoY var
Revenues	33.2	10.2	225.5%	85.7	65.7	30.6%
Operating Income	11.1	18.1	(38.6)%	41.2	29.3	41.1%
Depreciation and Amortization	-	-	-	-	-	-
EBITDA	11.1	18.1	(38.6)%	41.2	29.3	41.1%

►
During the first six months of 2013, sales totaled ARS 85.7 million, mainly explained by the recognition of higher revenues from the “Horizons” project recorded in the second quarter of the period, offset by lower revenues from the Terreno Rosario project, which was sold during the first half of 2012. EBITDA for the first six months of fiscal year 2013 grew 41.1%, driven by the sale of the investment properties Libertador 498 (“El Rulero”) and “Bouchard 551” (“La Nación”).

Sales and progress of development projects

Partial Sale of “La Nación” Building, City of Buenos Aires
On October 4, 2012, IRSA executed the deed of conveyance of title for the sale of functional unit No. 359, in floor 20, and functional units (parking spaces) No. 290 to 294, in the first basement, and No. 42 to 44, in the third basement, of the building located at Avda. Libertador 498. The transaction price was fixed at USD 2.9 million, USD 1.9 million of which had been collected on September 14, 2012, the date of execution of the preliminary sale agreement, and the balance was paid upon execution of the title deed.

Torre Caballito, City of Buenos Aires
This property, with a surface area of 8,404 square meters, is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, IRSA and KOAD S.A. (“KOAD”), an Argentine developer, entered into an asset barter agreement valued at USD 7.5 million in connection with plot number 36 of “Terrenos de Caballito” whereby KOAD agreed to develop a residential complex called “Caballito Nuevo”, at its cost, consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 sqm, totaling approximately 28,000 saleable sqm. The project offers a wide variety of amenities and services. As a result of this transaction, Koad delivered to IRSA 118 apartments and 61 parking spaces in the first tower, representing 25% of the total square meters for sale. As of December 31, 2012, 1 apartment and 16 parking spaces were available for sale.

6

IRSA Inversiones y Representaciones Sociedad Anónima
Summary as of December  31, 2012
Abril, Hudson, Greater Buenos Aires
Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. We have developed this property into a private residential community for the construction of single family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000-square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The neighborhoods have been completed, and as of December 31, 2012, 4 plots extending over an area of 5,137 sqm, were available for sale.

El Encuentro, Benavidez, Tigre
In the district of Benavidez, Municipality of Tigre, 35 kilometers north from downtown Buenos Aires, a 110-hectare gated residential complex known as “El Encuentro” is located, consisting of a total of 527 lots with a total saleable area of 610,785.15 sqm with two privileged accesses: the main one to Vía Bancalari and the service one to Highway No. 9, allowing an easy way to and from the city. On May 21, 2004 a barter deed was signed for the original lot whereby DEESA agreed to pay USD 4.0 million to our subsidiary Inversora Bolívar, USD 1.0 million of which was paid in cash and the balance of USD 3.0 million was paid on December 22, 2009, through the transfer of 110 residential plots already chosen, totaling a saleable area of 127,795 sqm. The development of the project is completed and equipped with power supply, water, sewage, effluent treatment plant, public lighting, finished driveways and accesses, buildings, sports facilities, etc.

As of December 31, 2012, 14 lots extending over a total area of 13,690 sqm, were available for sale.

Torres Rosario Project (through APSA) – City of Rosario, Province of Santa Fe

Condominios del Alto I – (parcel 2-G)
The project is composed of two opposite blocks of buildings, commercially divided into 8 sub-blocks. Apartments (97 units) are distributed into 6 stories with parking spaces (98 units) in the basement. Condominios del Alto I’s amenities include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. Given its excellent location and construction quality, this development is targeted at a medium-high income segment.

As of December 31, 2012, the project had been completed and was in process of sale, with 4 apartments and 4 parking spaces being available for sale.

Condominios del Alto II – (parcel 2-H)
The project will be composed of two opposite blocks of buildings, commercially divided into 10 sub-blocks. The project will include a total of 189 apartments distributed into 6 stories and 195 parking spaces located in two basements. The amenities will include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. As of December 31, 2012, 17 apartments (approximately 2,100 sqm), 36 parking spaces and 6 storage spaces are available for sale.

7

IRSA Inversiones y Representaciones Sociedad Anónima
Summary as of December  31, 2012
Sales and Developments Table
(In thousands of ARS, except as indicated)

DEVELOPMENT	6M 13	6M 12	YoY var
Residential Apartments
Caballito Nuevo	6,169	7,119	(13.3)%
Torres de Rosario (7)	4,259	3,503	21.6%
Libertador 1703 & 1755 (Horizons) (11)	69,120	26,101	164.8%
Other Residential Apartments(8)	811	371	118.6%
Subtotal Residential Apartments	80,359	37,094	116.6%
Residential Communities
Abril/Baldovinos (9)	1,113	-
El Encuentro	4,207	7,979	(47.3)%
Subtotal Residential Communities	5,320	7,979	(33.3)%
Land Reserves
Terreno Rosario(7)	-	20,587	-
Canteras Natal Crespo	56	12	366.7%
Subtotal Land Reserves	56	20,599	(99.7)%
TOTAL	85,735	65,672	30.6%

8

IRSA Inversiones y Representaciones Sociedad Anónima
Summary as of December  31, 2012

DEVELOPMENT	Date of Acquisition	Area intended for sale (sqm) (2)	Total Units / Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Book Value (7)
Residential Apartments
Torres Renoir	Sep-99	5,383	28	100.0%	100.0%	100.0%	-
Caballito Nuevo	Nov-97	67	1	100.0%	100.0%	81.2%	582
Torres de Rosario(7)	Apr-99	3,003	21	95.7%	100.0%	31.4%	6,760
Libertador 1703 y 1755 (Horizons) (11)	Jan-07	44,648	467	50.0%	100.0%	100.0%	55,352
Otros Viviendas (8)	N/A	138,234	1,437				84,394
Subtotal Residential Apartments		191,335	1,954				147,088

Residential Communities
Abril/Baldovinos (9)	Jan-95	5,137	4	100.0%	100.0%	99.5%	521
El Encuentro	Nov-97	13,690	14	100.0%	100.0%	64.7%	2,176
Villa Celina I, II y III	May-92	75,970	219	100.0%	100.0%	100.0%	-
Subtotal Residential Communities		94,797	237				2,697

Land Reserves
Puerto Retiro	May-97	82,051	-	50.0%	-	-	51,337
Santa María del Plata	Jul-97	715,951	-	100.0%	-	10.0%	158,951
Pereiraola	Dec-96	1,299,630	-	100.0%	-	100.0%	-
Terreno Rosario (7)	Apr-99	31,000	-	95.7%	-	100.0%	-
Terreno Caballito	Nov-97	7,451	-	100.0%	-	100.0%	-
Neuquén (7)	Jul-99	4,332	1	95.7%	-	100.0%	32,181
Terreno Baicom	Dec-09	34,500	1	50.0%	-	-	4,459
Canteras Natal Crespo	Jul-05	4,320,000	-	50.0%	-	-	5,969
Terreno Beruti (7)	Jun-08	3,207	-	95.7%	-	100.0%	-
UOM Lujan							41,508
Pilar	May-97	740,237	-	100.0%	-	-	1,550
Espacio Aéreo Coto (7)	Sep-97	24,000	-	95.7%	-	-	8,946
Torres Jardín IV	Jul-96	3,176	-	100.0%	-	100.0%	-
Terreno Caballito (7)	Oct-98	23,389	-	95.7%	-	-	45,814
Patio Olmos (7)	Sep-07	5,147	0	95.7%	100.0%	-	32,404
Otras Res. de Tierra (10)	N/A	13,680,711	1				94,987
Subtotal Land Reserves		20,974,782	3				478,106

TOTAL		21,260,914	2,194				627,891

Notes:
(2) Total property area intended for sale upon completion of the development or acquisition and before sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves, the land area was considered.

(3) Represents the total units or plots upon completion of the development or acquisition (excludes parking and storage spaces).
(4) The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(6) Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.
(7) Through Alto Palermo S.A.-
(8) Includes the following properties: Torres de Abasto through APSA (fully sold), units to be received in Beruti through APSA, Torres Jardín,  Edificios Cruceros (fully sold), San Martin de Tours, Rivadavia 2768, Alto Palermo Park (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold), Padilla 902 (fully sold), Caballito swap receivable and Pereiraola plots through IRSA.

(9) Includes sales of shares in Abril.-
(10) Includes the following land reserves: Terreno Pontevedra, Isla Sirgadero, Terreno San Luis, Mariano Acosta, Merlo and Intercontinental Plaza II through IRSA, Zetol and Vista al Muelle through Liveck and C.Gardel 3134 (fully sold), C.Gardel 3128 (fully sold), Aguero 596 (fully sold), República Arabe Siria (fully sold), Terreno Mendoza (fully sold), Zelaya 3102, Conil, Soleil air space and Others APSA (through APSA).-

(11) Owned by CYRSA S.A.

9

IRSA Inversiones y Representaciones Sociedad Anónima
Summary as of December  31, 2012

V.	Hotels

Several months after having suffered the eruption of the Chilean volcano that resulted in the closing down of the Bariloche airport for most of calendar year 2012, our Llao Llao hotel has recovered its income and occupancy levels, whereas the company’s hotels in the City of Buenos Aires recorded a slight fall in sales and occupancy levels during this six-month period as compared to the previous quarters, explained by the lower number of visitors from Brazil and Chile.

Hotels (in ARS MM)	IIQ 13	IIQ 12	YoY var	6M 13	6M 12	YoY var
Revenues	63.0	45.5	38.5%	116.8	85.0	37.4%
Operating Income	(1.1)	(0.9)	22.2%	(6.9)	(1.2)	475.0%
Depreciation and Amortization	5.3	3.3	60.1%	9.9	6.5	52.2%
EBITDA	4.2	2.4	75.0%	3.0	5.3	(42.9)%

	IIQ 13	IQ 13	IVQ 12	IIIQ 12	IIQ 12
Average Occupancy	69.4%	62.4%	53.4%	72.6%	52.3%
Average Rate per Room (ARS/night)	882	862	688	714	692

►
During the first six months of 2013 the hotel segment recorded an increase in revenues of 37.4%. However, operating income decreased as compared to the same period of 2012 due to higher costs and management and selling expenses, which had not been recorded in the previous year due to the hotel’s reduced activity.

The following is information on our hotels as of December 31, 2012:

	Date of Acquisition	IRSA’s Interest	Number of Rooms	Average Occupancy (1)	Average Rate per Room (ARS)(2)	Book Value (in thousands of ARS)
Intercontinental (3)	Nov-97	76.3%	309	66.4%	719	49,954
Sheraton Libertador(4)	Mar-98	80.0%	200	71.9%	694	35,233
Llao Llao(5)	Jun-97	50.0%	201	59.3%	1,350	67,575
Terrenos Bariloche(5)	Dec-06	50.0%	-	-	-	21,900
Total		76.3%	710	65.9%	872	174,662

Notes:
1) Cumulative average for the 6-month period.
2) Cumulative average for the 6-month period.
3) Through Nuevas Fronteras S.A. (IRSA’s subsidiary).
4) Through Hoteles Argentinos S.A.
5) Through Llao Llao Resorts S.A.

Revenues
(In thousands of ARS)

	IIQ 13	IIQ 12	YoY var	6M 13	6M 12	YoY var
Intercontinental	25,116	24,476	2.6%	43,782	45,876	(4.6)%
Sheraton Libertador	15,004	14,850	1.0%	26,674	29,064	(8.2)%
Llao Llao	22,894	6,152	272.1%	46,351	10,094	359.1%
Terrenos Bariloche	-	-	-	-	-	-
Total	63,014	45,478	38.6%	116,807	85,034	37.4%

10

IRSA Inversiones y Representaciones Sociedad Anónima
Summary as of December  31, 2012

VI.	International

Interest in Metropolitan 885 Third Ave. LLC (“Metropolitan”) through New Lipstick LLC (“New Lipstick”)

IRSA indirectly holds a 49% interest in New Lipstick LLC, a holding company that is owner of Metropolitan, a company whose main asset is the so-called “Lipstick” office building, and the debt associated to this asset, which amounts to approximately USD 115.0 million, following a restructuring previously reported by IRSA.

The Lipstick Building is a landmark building in the City of New York, located in Midtown Manhattan. As of December 31, 2012, its gross leaseable area increased compared to the previous quarter due to the reforms carried out after its acquisition, generating an average rental price of 63.8 USD/sqm. In the month of December past, a lease agreement was entered into in connection with the entire 18th floor (1792 sqm) for a term of 10 years, at a monthly base rent of USD 62 per sqm for the first 5 years and 67 USD/sqm for the rest of the contract term.

Lipstick	Dec-12	Dec-11	YoY var
Gross Leaseable Area (sqm)	58,079	57,824	0.4%
Occupancy	89.0%	89.6%	(0.7)%
Rental price (USD/sqm)	63.8	60.8	4.9%

Purchase of Building located at 183 Madison Ave, New York, NY

During the period, through our subsidiary IRSA International LLC, we executed an agreement whereby IRSA agreed to purchase Rigby Madison LLC’s 33.36% interest in the company that owns the building located at Madison 183, Manhattan. Accordingly, IRSA’s interest in Rigby 183 LLC reached 74.50% of its stock capital. The transaction amount was USD 24.5 million.

The property has 19 floors. As of December 31, 2012, 95.9% of the building was occupied, at an average rental price of approximately 39.1 USD/sqm.

Madison 183	Dec-12	Dec-11	YoY var
Gross Leaseable Area (sqm)	23,489	24,020	(2.2)%
Occupancy	95.9%	68.0%	41.0%
Rental price (USD/sqm)	39.1	38.1	2.6%

Interest in Hersha Hospitality Trust (“Hersha”)

Hersha is a Real Estate Investment Trust (REIT) listed on the New York Stock Exchange (NYSE: HT), and is the holder of an indirect controlling interest in 77 hotels, mainly distributed in the northeastern coast of the United States, totaling 9,951 rooms.

As of December 31, 2012, IRSA’s interest in Hersha HT’s stock capital was 8.12%.

11

IRSA Inversiones y Representaciones Sociedad Anónima
Summary as of December  31, 2012
Investment in Supertel Hospitality Inc.

In March 2012, IRSA, through its subsidiary Real Estate Strategies, L.P., in which it holds a 66.8% interest, completed the transaction for the acquisition of 3,000,000 Series C convertible preferred shares issued by Supertel Hospitality Inc. (SHI) in an aggregate amount of USD 30,000,000. Supertel is a REIT listed in NASDAQ with the symbol “SPPR” and is focused on middle-class and long-stay hotels in 23 states in the United States of America, which are operated by various operators and franchises such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others. As of December 31, 2012, IRSA’s interest in this REIT amounted to 34%.

VII. Financial Transactions and Others

Interest in Banco Hipotecario S.A. (“BHSA”)

 BHSA is a leading bank in the mortgage lending segment, in which IRSA held a 29.77% interest as of December 31, 2012 (excluding portfolio shares). For further information please refer to http://www.cnv.gob.ar or http://www.hipotecario.com.ar. During the first six months of fiscal year 2013, BHSA’s contribution to IRSA’s income amounted to ARS 44.0 million. On October 10, 2012, Banco Hipotecario paid dividends for ARS 100 million, as resolved upon by the shareholders’ meeting held in April 2011.

VIII. Reconciliation with Consolidated Income Statement as of December 31*

Below is an explanation of the reconciliation of the company’s income by segment with its consolidated income statement. The difference lies in the presence of joint businesses included in the segment but not in the income statement.

	Total Segment Information		Interest in Joint Businesses		Income Statement		YoY var
	6M 13	6M 12	6M 13	6M 12	6M 13	6M 12
Revenues	1,165.4	945.8	(79.4)	(32.9)	1,086.0	912.9	19.0%
Costs	(601.4)	(464.7)	60.7	24.3	(540.7)	(440.4)	22.8%
Gross Profit /(Loss	564.0	481.1	(18.7)	(8.6)	545.3	472.5	15.4%
Income / (loss) from sale of investment properties	56.0	24.7	-	-	56.0	24.7	126.3%
General and administrative expenses	(110.3)	(83.0)	1.3	1.0	(111.8)	(82.0)	36.4%
Selling expenses	(54.8)	(37.7)	6.3	3.2	(48.5)	(34.5)	40.7%
Other operating income, net	115.1	(9.6)	0.0	1.1	116.1	(8.5)	-
Operating Income / (Loss) before income / (loss) from interests in equity investees and joint businesses	570.0	375.5	(11.1)	(3.3)	557.5	372.2	49.6%
Income / (loss) from interests in equity investees and joint businesses	8.0	18.1	6.4	(1.9)	14.4	16.2	(11.3)%
Operating Income / (Loss) before financial income / (loss) and income tax	578.0	393.6	(4.7)	(5.2)	571.9	388.4	47.1%

*Includes Puerto Retiro, Baicom, CYRSA, Canteras Natal Crespo, Nuevo Puerto Santa Fe and Quality (San Martín Plot).

There is an accumulated result of ARS 115.1 million mainly due to the results generated by the consolidation of our investment in the building located in Madison 183, in Manhattan, NY.

12

IRSA Inversiones y Representaciones Sociedad Anónima
Summary as of December  31, 2012

IX. Financial Debt and Other Indebtedness

Consolidated Financial Debt as of December 31, 2012

Description	Currency	Amount (USD MM) 1	Interest Rate	Maturity
Bank Overdraft	ARS	40.3	Variable	< 180 days
IRSA’s Tranche I Series I Notes	USD	150.0	8.50%	Feb-17
IRSA’s Tranche II Series II Notes2	USD	150.0	11.50%	Jul-20
IRSA’s Tranche III Series III Notes	ARS	31.2	Badlar + 249 bps	Aug-13
IRSA’s Tranche III Series IV Notes	USD	33.8	7.45%	Feb-14
Other Loans	USD	0.2	12.00%	Apr-13
IRSA’s Total Debt		405.5
Bank Overdraft	ARS	17.4	Variable	< 30 days
APSA’s Tranche I Series I Notes3	USD	120.0	7.88%	May-17
Other Loans	USD	20.2	5.00%	2013/2017
Other Loans	ARS	29.9
Total APSA’s Debt4		187.5
Total Consolidated Debt		593.1
Consolidated Cash		(74.5)
Repurchase of Debt		(23.2)
Net Consolidated Debt		495.4

1 Principal face value in USD at an exchange rate of 4.913 ARS = 1 USD, without considering elimination of balances with subsidiaries.
2 As of December 31, 2012 APSA had repurchased USD 3.9 million in principal amount.
3 As of December 31, 2012 APSA had repurchased USD 10.0 million in principal amount.
4 APSA excludes Convertible Notes due 2014. Outstanding principal balance: USD 31.7 million.

Significant Events

•
At the meeting held on October 31, 2012, the shareholders resolved to pay a cash dividend for ARS 180,000,000, equivalent to an amount per share of ARS 0.3110546 and an amount per ADR of ARS 3.110546. The record date was November 27 and the execution date was November 29. This dividend has been made available to the local shareholders, whereas the payment date to the ADR holders is in process of being determined.

•
On November 16, 2012 we took a syndicated loan from our subsidiary APSA among several local banks for an amount of ARS 118 million. The loan is repayable in 9 quarterly consecutive installments beginning in November 2013, at an annual fixed rate of 15.01%. Interest will be paid monthly.

•
On November 27, 2012, the closing of the transaction agreed on August 31, 2012 took place. Under this transaction the Group, acting through IRSA International LLC, acquired the entire 33.36% interest held by Rigby Madison LLC in Rigby 183 LLC, the company that owns the building located at Madison 183, Manhattan. The transaction amount was fixed in USD 32.5 million, which were fully paid. As of to date, IRSA’s direct and indirect interest in Rigby 183 LLC reaches 74.50% of its stock capital.

•	On December 3, 2012, IRSA collected dividends from Alto Palermo S.A. for ARS 133.8 million.

Subsequent Events

•
On January 16, 2013, IRSA accepted APSA’s repurchase offer for all its Convertible Series I Notes for a principal amount of USD 31,738,262, for a total price of USD 35,362,817.54 or USD 1.11420145 per Convertible Note.

13

IRSA Inversiones y Representaciones Sociedad Anónima
Summary as of December  31, 2012

X. Brief comment on prospects for the next period

Our shopping centers have continued to exhibit sound invoicing figures and occupancy rates remain close to 100%, hand in hand with our tenants’ strong commitment, who keep choosing our spaces both in the City of Buenos Aires and the inner regions of Argentina to position their brands.

We expect that during fiscal year 2013 we will continue to consolidate as the leading shopping center company in Argentina, adding new properties and footage to our current portfolio, including new top brands among our tenants and devising new ways to continue offering the best commercial proposals to our visitors.

In this sense, we will continue to work in the development of our “Arcos del Gourmet” project located in the neighborhood of Palermo, in the City of Buenos Aires. This project will follow an urban model, offering a variety of premium brands in an open-air environment, with approximately 13,000 sqm of gross leaseable area and 70 stores. This future shopping center, the fourteenth in our portfolio, started to be developed in December 2011 and it is expected to be opened in Spring 2013. Over the last months the project has been eagerly accepted among tenants, and we expect that this new proposal, which also introduces a cultural space in the retail concept, will achieve the same degree of success of our former developments.

On the other hand, we continue working on the development of a new shopping center in the City of Neuquén. We hope to have suitable business, financial and governmental conditions for making progress in this development during the second half of this fiscal year.

In addition, we will continue making efforts to improve our shopping centers’ service offerings, so as to maintain our successful occupancy rates and visitors’ traffic.

Regarding the Offices business, we expect to continue our sales of non-strategic portfolio assets for attractive prices as we have actively done during the past months. In addition, we will strive to achieve maximum occupancy in our buildings and the best possible lease agreements, trying to attract new firms wishing to relocate in the spaces we offer. Moreover, we are deciding on the most suitable timing for launching our “Catalinas Norte” project, which is strategically located and will add approximately 35,000 sqm of gross leaseable area to our portfolio.

Our hotel business showed improved indicators during the first six months of 2013 as our Llao Llao hotel, affected in 2012 by the eruption of the Chilean volcano, recovered its income and occupancy levels, whereas occupancy rates in our hotels in Buenos Aires have decreased as a result of the smaller number of tourists, mainly from Brazil and Chile. Betting on the growth of local tourism, we expect to recover occupancy levels in our Sheraton and Intercontinental hotels in the second half of this fiscal year.

Regarding the Sales and Developments segment, we expect to continue selling non-strategic assets and small land reserves and to make progress in the sale of units received following barter agreements in the residential projects Caballito Nuevo, Torres Rosario and El Encuentro.

As concerns our investments outside Argentina, operating indicators in our New York buildings have improved in the first six months of fiscal year 2013, thanks to our management’s experience in managing real estate assets. We will continue to work towards increasing occupancy and income levels in our Lipstick and Madison buildings. Moreover, we retained our share in the hotel REITs Hersha Hospitality Trust and Supertel Hospitality Inc., listed in the New York Stock Exchange (NYSE) and NASDAQ, respectively. We expect to obtain a satisfactory return from these highly opportune investments at the shares’ present values.

Given the quality of the real estate assets in our portfolio, the Company’s financial position and low indebtedness level, its experience in taking advantage of market opportunities and its credentials in the capital markets, we are confident that that we will remain on the growth track, consolidating the best real estate portfolio of Argentina and taking advantage of opportunities that may arise abroad.

14

Inversiones y Representaciones Sociedad Anónima (IRSA)

March 11, 2013	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets